GRAND PEAK CAPITAL CORP.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR

AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

IN RESPECT OF AN ARRANGEMENT

BETWEEN

GRAND PEAK CAPITAL CORP.

AND

LUCKY MINERALS INC.

February 23, 2009

Schedule A:	Form of Resolutions
Schedule B:	The Arrangement Agreement
Schedule C:	The Interim Order
Schedule D:	Dissent Procedures
Schedule E:	Pro–Forma Unaudited Consolidated Balance Sheet of Grand Peak Capital Corp. as at September 30, 2008
Schedule F:	Pro–Forma Unaudited Consolidated Balance Sheet of Lucky Minerals Inc. as at September 30, 2008
Schedule G:	Consolidated Audited Financial Statements of Grand Peak Capital Corp. for the Year Ended September 30, 2008
Schedule H:	Grand Peak Stock Option Plan
Schedule I:	Grand Peak Audit Committee Charter
Schedule J:	Nico Property Claim Lists
Schedule K:	Grand Peak Change of Auditor Notices

GRAND PEAK CAPITAL CORP.
Suite 900 — 555 Burrard Street
Vancouver, British Columbia V7X 1M8
Telephone No. (604) 443–5059 / Fax No. (604) 692–2801
Email: info@grandpeakcapital.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Grand Peak Capital Corp.

TAKE NOTICE that pursuant to an order of the Supreme Court of the Yukon Territory dated December 18, 2008, an annual general and special meeting (the "Meeting") of shareholders (the "Grand Peak Shareholders") of Grand Peak Capital Corp. (the "Company") will be held at Suite 900 – 555 Burrard Street, Vancouver, British Columbia, on March 31, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended September 30, 2008, and the report of the auditor thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint an auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Company's stock option plan;

5.
to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under section 195 of the Business Corporations Act (Yukon Territory) (the "Act") which involves, among other things, the distribution to the Grand Peak Shareholders shares of Lucky Minerals Inc. ("Lucky Minerals"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

6.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve a stock option plan for Lucky Minerals; and

7.	to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Grand Peak Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Grand Peak Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and section 193 of the Act. The dissent rights are described in Schedule "D" of the Circular. Failure to comply strictly with the requirements set forth in the Plan of Arrangement and Section 193 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Grand Peak Shareholders of record at the close of business on February 20, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Grand Peak Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Grand Peak Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Shares of Grand Peak not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 23rd day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Navchand Jagpal"
Navchand Jagpal
President and Chief Executive Officer

S.C. No. 08-A0144

SUPREME COURT OF YUKON

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS
CORPORATIONS ACT, R.S.Y. 2002, c.20

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
GRAND PEAK CAPITAL CORP., ITS SHAREHOLDERS AND LUCKY
MINERALS INC.

NOTICE OF APPLICATION FOR FINAL ORDER

TO:           ALL SHAREHOLDERS OF GRAND PEAK CAPITAL CORP.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Grand Peak Capital Corp. ("Grand Peak") for approval of an arrangement (the "Arrangement") pursuant to section 195 of the Yukon Business Corporations Act, R.S.Y. 2002, c.20 (the "Act") involving Grand Peak, its shareholders and Lucky Minerals.

AND NOTICE IS FURTHER GIVEN that the Court, by an interim Order dated December 18, 2008 has given directions as to the calling of a meeting of the holders of the common shares of Grand Peak for the purpose of considering and voting upon the Arrangement and matters relating thereto.

AND NOTICE IS FURTHER GIVEN that pursuant to the interim Order, if the Arrangement is approved by the requisite vote of the shareholders of Grand Peak, Grand Peak will seek a final Order approving the Arrangement at a final hearing to be held before a Justice of the Supreme Court of Yukon at The Law Courts, 2134 Second Avenue, in the City of Whitehorse, in the Yukon Territory, on April 7, 2009 at 3:00 p.m. (pacific standard time), or so soon thereafter as counsel may be heard.

At the final hearing of the Petition, Grand Peak intends to seek:

(a)	a final Order approving the Arrangement pursuant to the provisions of Section 195 of the Act; and

(b)	such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the final Order of the Court approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, as amended, with respect to the securities which may be issued in exchange for the common shares of Grand Peak pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the interim Order provides that this Notice of Application shall advise, and it hereby does advise, that on the final hearing of this Petition the Court will hear and consider written or oral testimony from any person entitled to vote on the Arrangement (or any person who will become a shareholder, warrant holder or holder of a right to acquire a security of Grand Peak prior to the final hearing on this Petition) desiring to be present personally or through counsel. Any shareholder, warrant holder or holder of a right to acquire a security of Grand Peak desiring to support or oppose the making of a final Order on the said application may be heard at the final hearing of the application by filing and delivering an "Appearance" as set forth below and any affidavit material upon which the shareholder, warrant holder or holder of a right to acquire a security may wish to rely.

IF YOU WISH TO BE HEARD AT THE FINAL HEARING OF THE APPLICATION OF THE PETITIONER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Appearance" at the Registry of the Supreme Court of the Yukon Territory (the "Registry") prior to the date of final hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance".  You may obtain a form of "Appearance" at the Registry.  If you wish to file an affidavit it must be sworn to before an officer commissioned to take oaths and must be filed with the Court prior to the date set forth for the final hearing.  A properly completed form of Appearance must accompany or precede any such affidavit.

The address of the Registry is: The Supreme Court of the Yukon Territory, the Law Courts, 2134 Second Avenue, Whitehorse, Yukon Territory Y1A 5H6, Phone: (867) 667-5441, Fax: (867) 393-6212.

If you do not file and deliver an "Appearance" as aforesaid and attend either in person or by counsel at the time of such final hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit.  IF YOU DO NOT FILE AN APPEARANCE, you may not be permitted to present written or oral testimony, and any action in the proceedings may be taken without further notice to you.  If the Arrangement is approved, it will significantly affect the legal rights of the shareholders of Grand Peak.

A copy of the said Petition and other documents in the proceedings will be furnished to any shareholder of Grand Peak upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

Grand Peak's address for delivery is c/o Lackowicz, Shier & Hoffman, Barristers & Solicitors, 300-204 Black Street, Whitehorse, Yukon Territory Y1A 2M9, phone (867) 668-5252, fax (867) 668-5251, Attention: Paul W. Lackowicz.

DATED at the City of Whitehorse, in the Yukon Territory, this 23rd day of February, 2009.

"Lackowicz, Shier & Hoffman"

Lackowicz, Shier & Hoffman
Solicitors for the Petitioner

S. C. No. 08-A0144

SUPREME COURT OF YUKON

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF AN
ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS
CORPORATIONS ACT, R.S.Y. 2002, c.20

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
GRAND PEAK CAPITAL CORP., ITS SHAREHOLDERS AND LUCKY
MINERALS INC.

ORDER

Paul W. Lackowicz
LACKOWICZ, SHIER & HOFFMAN
Barristers & Solicitors
300-204 Black Street
Whitehorse, Yukon Territory
Y1A 2M9

File No. 35540

GRAND PEAK CAPITAL CORP.
Suite 900 – 555 Burrard Street
Vancouver, British Columbia V7X 1M8
Telephone No. (604) 443–5059 / Fax No. (604) 692–2801
Email: info@grandpeakcapital.com

This Circular is furnished in connection with the solicitation of proxies by management of Grand Peak for use at the annual general and special meeting of shareholders of the Company to be held on March 31, 2009.

Unless the context otherwise requires, capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Glossary of Terms in this Circular.

NOTICE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Lucky Minerals Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "The Arrangement — Resale of New Shares and Lucky Minerals Shares" in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b–4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Information concerning any properties and operations of the Company, including those that will be transferred to Lucky Minerals as part of the Arrangement, has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this Circular are Canadian mining terms as defined in accordance with National Instrument 43-101 – "Standards of Disclosure for Mineral Projects" under guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves definitions and guidelines adopted by the CIM Council on August 20, 2000, as amended.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and there is great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of an "Inferred Mineral Resource" exists, or is economically or legally mineable.

In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the SEC standards.

Financial statements included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles in Canada and are subject to auditing and auditor independence standards in Canada, and reconciled to accounting principles generally accepted in the United States. Grand Peak Shareholders should be aware that the reorganization of the Company pursuant to the Plan of Arrangement as described herein may have tax consequences in both the United States and Canada. Such consequences for Grand Peak Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations" and "Income Tax Considerations — Certain United States Federal Income Tax Considerations" in this Circular.

The enforcement by Grand Peak Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Grand Peak and Lucky Minerals are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that all of the assets of the Company and Lucky Minerals are located outside the United States.

INFORMATION CONCERNING FORWARD–LOOKING STATEMENTS

Except for statements of historical fact contained herein, the information presented in this Circular constitutes "forward–looking statements" or "information" (collectively "statements") as such terms are used in the Private Securities Litigation Reform Act of 1995 and similar Canadian laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward–looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans, "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward–looking statements". Such forward–looking statements, including but not limited to those with respect to the price of metals, the timing and amount of estimated future mineralization and economic viability of properties, capital expenditures, costs and timing of exploration projects, permitting timelines, title to properties, the timing and possible outcome of pending exploration projects and other factors and events described in this Circular involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of each of the Company and Lucky Minerals to be materially different from any future results, performance or achievements expressed or implied by such forward–looking statements. Such risks and other factors include, among others, the actual results of exploration activities; the estimation or realization of Mineral Reserves and Resources; variations in the underlying assumptions associated with conclusions of economic evaluations, including the timing and amount of estimated future production, costs of production, capital expenditures, the failure of plant, equipment or processes to operate as anticipated and possible variations in ore grade or recovery rates; costs and timing of the acquisition of and development of new deposits; availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; significant and increasing competition for mineral properties; accidents, labour disputes and other risks of the mining industry, including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, title disputes or claims limitations on insurance coverage and risks associated with international mineral exploration and development activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward–looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements contained in this Circular and in any documents incorporated into this Circular.

Forward–looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update any forward–looking statement if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at February 23, 2009, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Grand Peak Shareholders are urged to consult their own professional advisers in connection therewith.

Descriptions in the body of this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Grand Peak Shareholders should refer to the full text of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement is attached to this Circular as Schedule "B" and the Plan of Arrangement is attached as Exhibit II to the Arrangement Agreement.

GLOSSARY OF TERMS

The following is a glossary of general terms and abbreviations used in this Circular:

"Act" means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c.20, as may be amended or replaced from time to time;

"Arrangement" means the arrangement under the Arrangement Provisions pursuant to which the Company proposes to reorganize its business and assets, and which is set out in detail in the Plan of Arrangement;

"Arrangement Agreement" means the agreement dated effective December15, 2008 between the Company and Lucky Minerals, a copy of which is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Arrangement Provisions" means Section 195 of Part 15 – "Corporate Reorganization and Arrangements" of the Act;

"Arrangement Resolution" means the special resolution to be considered by the Grand Peak Shareholders to approve the Arrangement, the full text of which is set out in Schedule "A" to this Circular;

"Asset" means the option of the Company to acquire a 100% interest in the minerals claims comprising the Nico Property, which option is to be transferred to Lucky Minerals under the Arrangement;

"Beneficial Shareholder" means a Grand Peak Shareholder who is not a Registered Shareholder;

"Board" means the board of directors of the Company;

"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C–44, as may be amended or replaced from time to time;

"Ciesielski Justino Report" means the technical report of Andre Ciesielski and Mario Justino dated February 23, 2009, described in "Lucky Minerals After the Arrangement – The Nico Property";

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum;

"Circular" means this management information circular;

"Company" means Grand Peak Capital Corp.;

"Computershare" means Computershare Trust Company of Canada;

"Court" means the Supreme Court of the Yukon Territory;

"Dissenting Shareholder" means a Grand Peak Shareholder who validly exercises rights of dissent under the Arrangement and who will be entitled to be paid fair value for his, her or its Grand Peak Shares in accordance with the Interim Order and the Plan of Arrangement;

"Dissenting Shares" means the Grand Peak Shares in respect of which Dissenting Shareholders have exercised a right of dissent;

"Effective Date" means the date upon which the Arrangement becomes effective;

"Exchange" means the TSX Venture Exchange;

"Exchange Factor" means the number arrived at by dividing 20,950,053 by the number of issued Grand Peak Shares as of the close of business on the Share Distribution Record Date;

"Final Order" means the final order of the Court approving the Arrangement;

"Grand Peak" means Grand Peak Capital Corp.;

"Grand Peak Class A Shares" means the renamed and redesignated Grand Peak Shares described in §3.1(b)(i) of the Plan of Arrangement;

"Grand Peak Class B Preferred Shares" means the class "B" preferred shares without par value which will be created and issued pursuant to §3.1(b)(iii) of the Plan of Arrangement;

"Grand Peak Shareholder" means a holder of Grand Peak Shares;

"Grand Peak Shares" means the common shares without par value in the authorized share structure of the Company, as constituted on the date of the Arrangement Agreement;

"Grand Peak Stock Option Plan" means the share purchase option plan of the Company dated May 18, 2004;

"Grand Peak Warrants" means the common share purchase warrants of the Company outstanding on the Effective Date;

"Interim Order" means the interim order of the Court pursuant to the Act in respect of the Arrangement dated December 18, 2008, a copy of which is attached to this Circular as Schedule "C";

"Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders;

"Listing Date" means the date the Lucky Minerals Shares are listed on the Exchange;

"Lucky Minerals" means Lucky Minerals Inc., a private company incorporated under the CBCA and a wholly–owned subsidiary of the Company;

"Lucky Minerals Commitment" means the covenant of Lucky Minerals to issue Lucky Minerals Shares to the holders of Grand Peak Warrants who exercise their rights thereunder after the Effective Date, and are entitled pursuant to the corporate reorganization provisions thereof to receive New Shares and Lucky Minerals Shares upon such exercise;

"Lucky Minerals Option Plan" means the proposed share purchase option plan of Lucky Minerals, which is subject to Exchange acceptance and Grand Peak Shareholder approval;

"Lucky Minerals Option Plan Resolution" means an ordinary resolution which will be considered by the Grand Peak Shareholders to approve the Lucky Minerals Option Plan, the full text of which is set out in Schedule "A" to this Circular;

"Lucky Minerals Shareholder" means a holder of Lucky Minerals Shares;

"Lucky Minerals Shares" means the common shares without par value in the authorized share structure of Lucky Minerals as constituted on the date of the Arrangement Agreement;

"Meeting" means the annual general and special meeting of the Grand Peak Shareholders to be held on March 31, 2009, and any adjournment(s) or postponement(s) thereof;

"New Shares" means the new class of common shares without par value which the Company will create pursuant to §3.1(b)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Grand Peak Shares;

"NI 43–101" means National Instrument 43–101 – "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators;

"Nico East" means the area within the Moizerets Township, comprised of 17 claims totaling 714 hectares extending approximately 3.2 kilometers north and 3.7 kilometers east;

"Nico Property" means the gold–nickel–copper–platinum group elements potential property located north of the town of Amos, in the Abitibi Regional County Municipality, approximately 500 kilometers northwest of Montreal, Québec, comprising 51 claims totaling 2083 hectares in two non–contiguous blocks, being Nico West and Nico East;

"Nico West" means the boundary between the Moizerets and Dalet Townships, comprised of 34 claims totaling 1369 hectares, extending approximately 4.9 kilometers north and 4.4 kilometers east;

"Notice of Meeting" means the notice of annual general and special meeting of the Grand Peak Shareholders in respect of the Meeting;

"Plan of Arrangement" means the plan of arrangement attached as Exhibit II to the Arrangement Agreement, which Arrangement Agreement is attached as Schedule "B" to this Circular, and any amendment(s) or variation(s) thereto;

"Property" means the Nico Property;

"Proxy" means the form of proxy accompanying this Circular;

"Qualified Person" or "QP" means an individual who is a "qualified person" within the meaning of NI 43–101;

"Registered Shareholder" means a registered holder of Grand Peak Shares as recorded in the shareholder register of the Company maintained by Computershare;

"Registrar" means the Registrar of Corporations under the Act;

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Meeting or such other day as agreed to by the Company and Lucky Minerals, which date establishes the Grand Peak Shareholders who will be entitled to receive Lucky Minerals Shares pursuant to the Plan of Arrangement;

"Tax Act" means the Income Tax Act (Canada), as may be amended, or replaced, from time to time;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as may be amended, or replaced, from time to time; and

"U.S. Securities Act" means the United States Securities Act of 1933, as may be amended, or replaced, from time to time.

GLOSSARY OF MINING TERMS

The following is a glossary of technical terms and abbreviations used in this Circular:

"alteration" means any change in the mineralogical composition of a rock that is brought about by physical or chemical means;

"Au" means gold;

"breccia/brecciated" means a rock consisting of fragments of one or more rock types;

"°C" means degree centigrade;

"CARDS" means Diagnos' proprietary Computer Aided Resource Detection System;

"calcite" means calcium carbonate, CaCO3, with hexagonal crystallization, a mineral found in limestone, chalk and marble;

"carbonate" means a rock composed principally of calcium carbonate (CaCO3);

"claim (mineral/mining)" means the area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction;

"Cu" means copper;

"concentrate" means the valuable fraction of an ore that is left while the worthless material is removed in processing;

"conductor" means an area of rock with very high electric conductivity relative to the surrounding rocks. High conductivity in rock may be caused by a number of factors including the presence of sulphide minerals, graphite, clay minerals and water–filled fracture zones;

"diamond drilling/drill hole" means a method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit;

"diorite" means an igneous rock that is of a "salt and pepper" appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz;

"disseminated/dissemination" means distribution of mineralization usually as small grains or blebs homogeneously throughout the host rock;

"fault" means a fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally;

"feasibility study" means a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

"feldspar" means a group of common sodium–potassium–calcium al umino silicate rock–forming minerals;

"felsic" means igneous rock composed principally of feldspar and quartz;

"fold" means a bend in strata or any planar structure;

"formation" means a body of rock identified by lithological characteristics and stratigraphic position;

"fracture" means breaks in rocks due to intensive folding or faulting;

"fragmental" means designation of rocks formed of the fragments of older rocks;

"geology/geological" means the study of the Earth's history and life, mainly as recorded in rocks;

"geophysics/geophysical" means the study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a drillhole;

"g/t" means gram per metric ton;

"hectare" means a square of 100 meters on each side;

"host" means a rock or mineral that is older than rocks or minerals introduced into it;

"igneous" means a classification of rocks formed from the solidification from a molten state;

"inclusion" means any size fragment of another rock enclosed in an igneous rock;

"Indicated Mineral Resource"1 means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

"induced polarization" means the geophysical method of applying an electrical charge to the ground and measuring the electrical chargeability of the minerals in the rocks and the decay of the induced electrical charge to define the presence of sulphide and other minerals;

"Inferred Mineral Resource"1 means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

"intrusive/intrusions" means an igneous rock that invades older rocks;

"km" means kilometre;

"limestone" means carbonate–rich sedimentary rock;

"m" means metre;

"mafic" means an igneous rock composed chiefly of dark iron and manganese silicate minerals;

"magma" means a naturally occurring molten rock material;

"magmatic" means pertaining to magma;

"Measured Mineral Resource"1 that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

"metamorphism" means a process whereby the composition of rock is adjusted by heat and pressure;

"Mineral Reserve"2 means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined;

"Mineral Resource"1 means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

[1]
Cautionary Note to U.S. Shareholders.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Inferred Mineral Resource" have a great amount of uncertainty as to their existence and there is great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of an "Inferred Mineral Resource" exists, or is economically or legally mineable.

[2]
The term "Mineral Reserve" is a Canadian mining term as defined in accordance with Nl 43–101 under the guidelines set out in the CIM standards. In the United States, a mineral reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

"mineralization" means the concentration of metals and their chemical compounds within a body of rock;

"Net Smelter Return" or "NSR" means a term used to determine the net proceeds from the sale of ores, concentrates, dore or other minerals to a smelter, concentrator, refinery or other mineral processor, commonly less deductions for freight and transportation, insurance, penalties and deductions, processing fees, mineral and other taxes, and sales and marketing fees. The term is generally used to define royalty interests on production of minerals;

"Ni" means nickel;

"ore" means rock containing mineral(s) or metals that can be economically extracted to produce a profit;

"outcrop" means an exposure of bedrock at the surface;

"PGE" means platinum group elements;

"ppm" means parts per million;

"preliminary assessment" means a study that includes an economic evaluation, which uses inferred mineral resources;

"pyrite/pyritization" means a common iron sulphide (FeS2) mineral;

"quartz" means a mineral composed of silicon dioxide (Si02);

"sediment" means solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form;

"sedimentary" means pertaining to or containing sediment or formed by its deposition;

"silica/silicified" means the mineral quartz comprised of silicon and oxygen and the addition of quartz or silica as an alteration of a pre–existing rock;

"soil sampling" means systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values;

"structure/structural" means pertaining to geological structure; i.e. folds, faults, shears, etc.;

"sulphide" means a group of minerals in which one or more metals are found in combination with sulphur;

"tons" means dry short tons (2,000 pounds);

"vein" means a thin sheet–like intrusion into a fissure or crack, commonly bearing quartz and other minerals; and

"volcanic" means descriptive of rocks originating from volcanic activity.

SUMMARY

The following is a summary of the information contained elsewhere in this Circular, concerning a proposed reorganization of the Company by way of the Arrangement. This Circular also deals with the election of directors, the appointment of an auditor and the approval of the Grand Peak Stock Option Plan and the Lucky Minerals Option Plan, which matters are not summarized in this summary. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms above. This summary is qualified in its entirety by the more detailed information and financial statements appearing or referred to elsewhere in this Circular and the schedules attached hereto.

The Meeting

The Meeting will be held at Suite 900, 555 Burrard Street, Vancouver, British Columbia, on March 31, 2009 at 10:00 a.m. (Vancouver time). At the Meeting, the Grand Peak Shareholders will be asked, in addition to voting on the election of directors, the appointment of an auditor and the approval of the Grand Peak Stock Option Plan, to consider and, if thought fit, to pass the Arrangement Resolution approving the Arrangement among the Company, Lucky Minerals and the Grand Peak Shareholders. The Arrangement will consist of the distribution of Lucky Minerals Shares to the Grand Peak Shareholders. Grand Peak Shareholders will also be requested to consider and, if thought fit, to pass the Lucky Minerals Option Plan Resolution approving the Lucky Minerals Option Plan.

By passing the Arrangement Resolution, the Grand Peak Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Grand Peak Shareholders.

The Arrangement

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the U.S. The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from development of the Nico Property in the Abitibi region of Québec. The Company believes that separating Grand Peak into two public companies offers a number of benefits to shareholders. First, the Company believes that after the separation each company will be better able to pursue its own specific operating strategies without being subject to the financial constraints of the other business. After the separation, each company will also have the flexibility to implement its own unique growth strategies, allowing both organizations to refine and refocus their business mix.  Additionally, because the resulting businesses will be focused in their respective industries, they will be more readily understood by public investors, allowing each company to be in a better position to raise capital and align management and employee incentives with the interests of shareholders.

Pursuant to the Arrangement, Lucky Minerals will acquire all of the Company's interest in the Nico Property located north of the town of Amos, in the Abitibi Regional County Municipality, some 500 kilometers northwest of Montreal, Québec, in exchange for 20,950,053 Lucky Minerals Shares, which shares will be distributed to the Grand Peak Shareholders who hold Grand Peak Shares on the Share Distribution Record Date. In connection with the Arrangement and to assist Lucky Minerals with its business activities, Grand Peak and Lucky Minerals entered into a loan agreement (the "Loan Agreement") dated December 15, 2008, pursuant to which Grand Peak loaned to Lucky Minerals USD$200,000 (the "Loan") on the terms and conditions set forth in the Loan Agreement. See "Lucky Minerals After the Arrangement – Business of Lucky Minerals – Liquidity and Capital Resources".

Each Grand Peak Shareholder as of the Share Distribution Record Date, other than a Dissenting Shareholder, will, immediately after the Arrangement, hold one New Share in the capital of the Company and its pro–rata share of the Lucky Minerals Shares to be distributed under the Arrangement for each currently held Grand Peak Share. The New Shares will be identical in every respect to the present Grand Peak Shares. See "The Arrangement – Details of the Arrangement".

Effect of the Arrangement on Grand Peak Warrants

As of the Effective Date, the Grand Peak Warrants will be exercisable, in accordance with the corporate reorganization provisions of such securities, into New Shares and Lucky Minerals Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Grand Peak Shares that would have been received upon the exercise of the Grand Peak Warrants prior to the Effective Date, and a number of Lucky Minerals Shares that is equal to the number of New Shares so acquired multiplied by the Exchange Factor. Lucky Minerals has agreed, pursuant to the Lucky Minerals Commitment, to issue Lucky Minerals Shares upon exercise of the Grand Peak Warrants and the Company is obligated, as the agent of Lucky Minerals, to collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant so exercised, with the balance of the exercise price to be retained by Grand Peak. Any entitlement to a fraction of a Lucky Minerals Share resulting from the exercise of Grand Peak Warrants will be cancelled without compensation.

Recommendation and Approval of the Board of Directors

The directors of the Company have concluded that the terms of the Arrangement are fair and reasonable to, and in the best interests of, the Company and the Grand Peak Shareholders. The Board has therefore approved the Arrangement and authorized the submission of the Arrangement to the Grand Peak Shareholders and the Court for approval. The Board recommends that Grand Peak Shareholders vote FOR the approval of the Arrangement. See "The Arrangement – Recommendation of Directors".

Reasons for the Arrangement

The decision to proceed with the Arrangement was based on the following primary determinations:

1.
the Company is primarily engaged in private equity and merchant banking activities in Canada and the U.S. This focus has and will continue to hamper the exploration and development of the Nico Property;

2.	the formation of Lucky Minerals to hold the Asset will facilitate separate fund–raising, exploration and development strategies for the Nico Property required to move the Property forward;

3.
following the Arrangement, management of the Company will be free to focus entirely on its primary business, and new management for Lucky Minerals will be established which has knowledge and expertise specific to Lucky Minerals' industry; and

4.
the formation of Lucky Minerals will give Grand Peak Shareholders a direct interest in a new exploration company that will focus on and pursue the exploration and development of the Nico Property as well as potentially acquiring and exploring new properties in districts and areas with known potential for high margin deposits.

See "The Arrangement – Reasons for the Arrangement".

Conduct of Meeting and Shareholder Approval

The Interim Order provides that in order for the Arrangement to proceed, the Arrangement Resolution must be passed, with or without variation, by at least 66 and 2/3rds of the eligible votes cast with respect to the Arrangement Resolution by Grand Peak Shareholders present in person or by proxy at the Meeting. See "The Arrangement – Shareholder Approval".

Court Approval

The Arrangement, as structured, requires the approval of the Court. Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order does not constitute approval of the Arrangement or the contents of this Circular by the Court.

The Notice of Application for the Final Order is attached to the Notice of Meeting. Counsel to the Company has advised that in hearing the petition for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Grand Peak Shareholders. The Court will also be advised that based on the Court's approval of the Arrangement, the Company and Lucky Minerals will rely on an exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act for the issuance of the New Shares and Lucky Minerals Shares to any United States based Grand Peak Shareholders. Assuming approval of the Arrangement by the Grand Peak Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 3:00 p.m. (Yukon Territory time) on April 7, 2009, at the Law Courts, 2134 Second Avenue, in the City of Whitehorse, in the Yukon Territory, or at such other date and time as the Court may direct. At this hearing, any Grand Peak Shareholder or director, creditor, auditor or other interested party of the Company who wishes to participate or to be represented or who wishes to present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements. See "The Arrangement – Court Approval of the Arrangement".

Income Tax Considerations

Canadian Federal income tax considerations for Grand Peak Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary herein entitled "Income Tax Considerations – Certain Canadian Federal Income Tax Considerations", and certain United States Federal income tax considerations for Grand Peak Shareholders who participate in the Arrangement or who dissent from the Arrangement are set out in the summary entitled "Income Tax Considerations – Certain U.S. Federal Income Tax Considerations".

Grand Peak Shareholders should carefully review the tax considerations applicable to them under the Arrangement and are urged to consult their own legal, tax and financial advisors in regard to their particular circumstances.

Right to Dissent

The Interim Order provides that Grand Peak Shareholders will have the right to dissent from the Plan of Arrangement as provided in Section 193 of the Act. Any Grand Peak Shareholder who dissents will be entitled to be paid in cash the fair value for their Grand Peak Shares held so long as such Dissenting Shareholder (i) does not vote any of his Grand Peak Shares in favour of the Arrangement Resolution, (ii) provides to the Company written objection to the Plan of Arrangement at the Meeting, or to the Company's head office at Suite 900 – 555 Burrard Street, Vancouver, British Columbia V7X 1M8, before the Meeting or at or before any postponement(s) or adjournment(s) thereof, and (iii) otherwise complies with the requirements of the Plan of Arrangement and Section 193 of the Act. See "Rights of Dissent".

Stock Exchange Listings

The Grand Peak Shares are currently listed and traded on the Exchange and will continue to be listed on the Exchange following completion of the Arrangement. The closing of the Arrangement is conditional on the Exchange approving the listing of the Lucky Minerals Shares on the Exchange.

Information Concerning the Company and Lucky Minerals After the Arrangement

Following completion of the Arrangement, the Company will continue to carry on its primary business activities. The Company's common shares will continue to be listed on the Exchange. Each Grand Peak Shareholder will continue to be a shareholder of the Company with each currently held Grand Peak Share representing one New Share in the capital of the Company, and each Grand Peak Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 20,950,053 Lucky Minerals Shares to be distributed to such Grand Peak Shareholders under the Arrangement. See "The Company After the Arrangement" for a summary description of the Company, assuming completion of the Arrangement, including selected pro–forma unaudited financial information for the Company.

Following completion of the Arrangement, Lucky Minerals will be a public company, the shareholders of which will be the holders of Grand Peak Shares on the Share Distribution Record Date, as well as Grand Peak and the subscribers to the intended Private Placement (as hereinafter defined) of Lucky Minerals. See "Lucky Minerals After the Arrangement – Share and Loan Capital of Lucky Minerals". Lucky Minerals will hold the Asset and will have USD$410,000 in cash. Closing of the Arrangement is conditional upon the Lucky Minerals Shares being listed on the Exchange. See "Lucky Minerals After the Arrangement" for a description of the Property, corporate structure and business, including selected pro–forma unaudited financial information of Lucky Minerals assuming completion of the Arrangement.

Selected Unaudited Pro–Forma Consolidated Financial Information for the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the notes to the Company's unaudited pro–forma consolidated balance sheet as at September 30, 2008, attached to this Circular as Schedule "E". The pro–forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement occurred on September 30, 2008.

Pro–forma as at September 30, 2008 on completion of the Arrangement (US$)
(unaudited)
Cash and cash equivalents	$422,471
Other current assets	1,038,130
Deposits on asset	209,417
Equipment	19,180
Mineral properties	60,193
Deferred exploration and development expenses	80,800
Long term investment	200,000
Other	429
Total assets	$2,030,620

Current liabilities	$651,507
Shareholders' equity	1,379,113
Total liabilities and shareholders' equity	$2,030,620

Selected Unaudited Pro–Forma Consolidated Financial Information for Lucky Minerals

The following selected unaudited pro–forma consolidated financial information for Lucky Minerals is based on the assumptions described in the notes to the Lucky Minerals unaudited pro–forma consolidated balance sheet as at September 30, 2008, attached to this Circular as Schedule "F". The pro–forma consolidated balance sheet has been prepared based on the assumption, among other things, that the Arrangement had occurred on September 30, 2008.

	As of September 30, 2008 (US$)	Pro–forma as at September 30, 2008 on completion of the Arrangement (US$)
	(unaudited)	(unaudited)
Cash	$10,000	$410,000
Mineral properties	Nil	20,200
Deferred exploration and development expenses	Nil	180,043
Total assets	$10,000	$610,243

Risk Factors

In considering whether to vote for the approval of the Arrangement, Grand Peak Shareholders should be aware that there are various risks, including those summarized below and described elsewhere in this Circular. Grand Peak Shareholders should carefully consider these risk factors, together with other information included in this Circular, before deciding whether to approve the Arrangement.

Lucky Minerals will not have, upon completion of the Arrangement, any producing property. There is no assurance that commercial quantities of gold, copper, nickel or PGE will be discovered on the Property, nor is there any guarantee that Lucky Mineral's exploration program on the Property will yield positive results. Lucky Minerals has no source of revenue and will fund its exploration activities primarily from its working capital. Exploration, development and mining operations involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. It will be necessary for Lucky Minerals to raise additional funds to carry out further exploration and development of the Property and to enable Lucky Minerals to acquire any additional mineral properties. Lucky Minerals may not be able to raise such funds on terms acceptable to it or at all, and if it does, the holders of Lucky Minerals Shares may be diluted in their percentage share holding in Lucky Minerals. Lucky Mineral's operations will be subject to regulatory and environmental control by, and require licenses, permits and approvals from, governmental bodies over which Lucky Minerals has no control. See "Risk Factors".

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors or officers of the Company. The Company will bear all costs of this solicitation. The Company has arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders held of record by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Currency

In this Circular, except where otherwise indicated, all dollar amounts are expressed in the lawful currency of the United States.

Record Date

The Board has fixed February 20, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only Grand Peak Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Grand Peak Shares voted at the Meeting.

Appointment of Proxyholders

The individual(s) named in the accompanying form of proxy are management's representatives. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the Proxy, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another proper proxy and, in either case, delivering the completed Proxy to the office of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof.

Voting by Proxyholder

The person(s) named in the Proxy will vote or withhold from voting the Grand Peak Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Grand Peak Shares will be voted accordingly. The Proxy confers discretionary authority on the person(s) named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

In respect of a matter for which a choice is not specified in the Proxy, the person(s) named in the Proxy will vote the Grand Peak Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of Proxy and returning it to the Company's transfer agent Computershare Investor Services Inc. by fax at 1-866-249-7775 or by mail to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Grand Peak Shares in their own name. Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Grand Peak Shares).

If Grand Peak Shares are listed in an account statement provided to a shareholder by a broker, then in almost all such cases those Grand Peak Shares will not be registered in the shareholder's name on the records of the Company. Such Grand Peak Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Grand Peak Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (called "OBOs" for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" for non – objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – "Communication of Beneficial Owners of Securities" of the Canadian Securities Administrators, which permits it to deliver proxy–related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable voting instruction form ("VIF"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Grand Peak Shares represented by the VIFs it receives.

This Circular, with related material, is being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Grand Peak Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Grand Peak Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding your Grand Peak Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Grand Peak Shares are voted at the Meeting.

The form of proxy that will be supplied to Beneficial Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Beneficial Shareholder. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions Inc., Canada, in Canada (collectively "BFS"). BFS mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same person(s) as the Proxy to represent Beneficial Shareholders at the Meeting. Beneficial Shareholders have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting. To exercise this right, Beneficial Shareholders should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to BFS in the manner specified and in accordance with BFS's instructions. BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Grand Peak Shares to be represented at the Meeting. If you receive a VIF from BFS, you cannot use it to vote Grand Peak Shares directly at the Meeting. The VIF must be completed and returned to BFS in accordance with its instructions, well in advance of the Meeting in order to have the Grand Peak Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Grand Peak Shares registered in the name of your Intermediary, you, or a person designated by you, may attend at the Meeting as proxyholder for your Intermediary and vote your Grand Peak Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Grand Peak Shares as proxyholder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Grand Peak Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the registered office of the Company at Suite 1000 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last Business Day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last Business Day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Registered Shareholder's Grand Peak Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year–end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors, the appointment of the auditor and as may be otherwise set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of the Company, proposed director of the Company or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Outstanding Grand Peak Shares

The Company is authorized to issue an unlimited number of Grand Peak Shares. As of February 23, 2009, there were 13,966,702 Grand Peak Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of class A preferred shares, having the preferences, rights, conditions, restrictions, limitations and prohibitions set forth in the Company's Articles. There were no class A preferred shares issued and outstanding as at February 23, 2009.

Principal Holders of Grand Peak Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Grand Peak Shares carrying more than 10% of the voting rights attached to all outstanding Grand Peak Shares.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as ordinary resolutions and an affirmative vote of 66 and 2/3rds of the votes cast in person or by proxy at the Meeting is required to pass the resolution(s) described herein as special resolutions.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected. If the number of nominees for election as directors is equal to the number of vacancies to be filled, all such nominees will be declared elected.

ELECTION OF DIRECTORS

The Company's articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the bylaws of the Company or the provisions of the Act. At each annual meeting of shareholders of the Company, a class of directors is elected to hold office for a three–year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Company. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his predecessor. At the Meeting, shareholders of the Company will be called upon to elect one Class III director.  J. Lewis Dillman (the "Nominee") is expected to be elected as a Class III director to serve for a term of three years until the annual meeting of shareholders of the Company for the year 2010, to be held in the year 2011. Navchand Jagpal, a Class I director, has one year remaining in his term as a director of the Company. Thomas J. Kennedy, a Class II director, has two years remaining in his term as a director of the Company, which term expires at the 2009 annual meeting of shareholders of the Company, to be held in the year 2010.

While management does not contemplate that the Nominee will be unable to serve as a director, if prior to the Meeting a vacancy occurs in the slate of such Nominee for any reason, the management representative(s) designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the Nominee for election as a director or any substitute nominee thereof as may be determined by management, if necessary.

The following table (and notes thereto) states the name of each person proposed to be nominated by management for election as a director and each director of the Company whose term will continue after the Meeting, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Navchand Jagpal(1)(2) British Columbia, Canada	President and Chief Executive Officer of the Company from July 2006 to present; Chief Financial Officer of the Company from July 2006 to February 2009; Managing Director of JC Business Alliance Group from November 1996 to January 2003; Chief Financial Officer and Corporate Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.	Director, President and Chief Executive Officer	2006	Nil
J. Lewis Dillman(1)(2) British Columbia, Canada	President and Chief Executive Officer of Western Eagle Resources Corp. from 1995 to present; Funding Director of Abington Ventures Inc. from June 1999 to present; Director of Zappa Resources Ltd. from July 2002 to present; Director of Abenteuer Resources Corp. from June 2006 to present.	Director and Chief Financial Officer	2006	Nil
Thomas J. Kennedy(1)(3) British Columbia, Canada	Providing legal management and financial services to several public companies, including Global Tree Technologies Inc. and Cache Exploration Inc.	Director	2008	Nil
(1)	Member of the audit committee of the Company.
(2)	Mr. Dillman was appointed as the interim Chief Financial Officer of the Company effective February 11, 2009, upon the resignation of Mr. Jagpal.
(3)	Mr. Kennedy was appointed as a director of the Company effective March 27, 2008, upon the resignation of Mahmoud Aziz.

The Company currently has an audit committee (the "Audit Committee") of which Navchand Jagpal, J. Lewis Dillman and Thomas Kennedy are members. The general function of the Audit Committee is to review the overall audit plan and the Company's system of internal controls, to review the results of the external audit and to resolve any potential dispute with the Company's auditors. The Company does not currently have a compensation or corporate governance committee.  See "Audit Committee".

EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Company is required to provide a summary of all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each individual who served as the Chief Executive Officer or Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year and the other three most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the "Named Executive Officers").

The following table states the name of each Named Executive Officer, his annual compensation, consisting of salary, bonus and other annual compensation, and long term compensation, including stock options paid, for each of the three most recently completed financial years of  the Company.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus(1) ($)	Other Annual Compen–sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Navchand Jagpal(2) Chief Executive Officer and President	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Includes commission.
(2)
On July 31, 2006, Mr. Jagpal assumed the position of Chief Executive Officer, Chief Financial Officer, President and Secretary of the Company upon the resignation of Tom S. Kusumoto. Mr. Jagpal resigned as Chief Financial Officer of the Company effective February 11, 2009.

Long Term Incentive Plan ("LTIP") Awards

The Company did not have an LTIP pursuant to which cash or non–cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

There were no option/SAR grants during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

The Named Executive Officer did not exercise any options/SARs in respect of the common shares of the Company during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

During the most recently completed financial year, neither the Company nor its subsidiaries had an employment contract with the Named Executive Officer and the Company had no compensatory plan, contract or arrangement in respect of compensation received or to be received by the Named Executive Officer to compensate such executive officer in the event of the resignation, retirement or any other termination of employment, a change of control of the Company or any of its subsidiaries or in the event of a change in responsibilities following a change in control, where the value of such compensation exceeded $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, for committee participation, involvement in special assignments or for services as a consultant or an expert during the most recently completed financial year. The directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The shareholders of the Company have adopted the Grand Peak Stock Option Plan for its directors, officers, employees and consultants. The purpose of the Grand Peak Stock Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire Grand Peak Shares thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

The Grand Peak Stock Option Plan provides that options to purchase Grand Peak Shares may be granted to eligible persons on terms determined within the limitations set out in the Grand Peak Stock Option Plan. The maximum number of Grand Peak Shares to be reserved for issuance at any one time under the Grand Peak Stock Option Plan and any other employee incentive plan is ten (10%) percent of the issued and outstanding Grand Peak Shares. As at the date hereof, an aggregate of 1,396,670 common shares are available for issuance under the Grand Peak Stock Option Plan. The exercise price for an option granted under the Grand Peak Stock Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements. Non–assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee or consultant of the Company. The Option Plan is subject to the rules and policies of the Exchange, including the requirement for annual shareholder approval. As of the date hereof, there were no options outstanding under the Grand Peak Stock Option Plan.

The Option Plan is attached hereto as Schedule "H".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or was a director, executive officer, employee or former director, executive officer or employee of the Company was, as of February 23, 2009, indebted to the Company or any of its subsidiaries or indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Company, management functions of the Company are not, to any substantial degree, performed by a person other than the directors and executive officers of the Company.

APPOINTMENT OF AUDITOR

Management of the Company will recommend at the Meeting that Grand Peak Shareholders appoint DeVisser Gray LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of shareholders of the Company, and authorize the directors to fix their remuneration. DeVisser Gray LLP, Chartered Accountants were appointed as auditors of the Company by the Board effective November 1, 2008. Sam S. Mah Inc., Chartered Accountants are the former auditors of the Company and resigned as auditors of the Company effective November 1, 2008.

As required by National Instrument 51-102 – "Continuous Disclosure Obligations" ("NI 51-102"), attached as Schedule "K" hereto are copies of the following materials which were filed with the securities regulatory authorities in connection with the change of auditor:

1.	cover letter of the Company dated December 11, 2008;

2.	notice of change of auditor dated December 11, 2008;

3.	letter from Sam S. Mah Inc., Chartered Accountants as former auditors of the Company; and

4.	letter from DeVisser Gray LLP, Chartered Accountants, as successor auditors of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee is currently composed of Navchand Jagpal, J. Lewis Dillman and Thomas Kennedy.

Each current and proposed member of the Audit Committee is financially literate within the meaning of National Instrument 52–110 – "Audit Committees" ("NI 52–110"). Thomas Kennedy is an independent member of the Audit Committee as that term is used in NI 52–110. Navchand Jagpal is the Chief Executive Officer and President of the Company and J. Lewis Dillman is the interim Chief Financial Officer of the Company and therefore neither is an independent member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52–110 (De Minimis Non–audit Services) or an exemption from NI 52–110, in whole or in part, granted under Part 8 (Exemptions).

Pre–approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non–audit services as set out in the Audit Committee's charter attached hereto as Schedule "I".

External Auditor Service Fees (by category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees(2)
2007	$28,000	$4,000	$6,400	Nil
2006	$15,000	Nil	$6,400	$2,844
(1)	Fees billed for professional services rendered by the Company's external auditors for tax compliance.
(2)
Fees billed for professional services rendered by the Company's external auditors in connection with the preparation of the Company's annual report on Form 20–F filed with the United States Securities and Exchange Commission.

Exemption

NI 52–110 exempts venture issuers from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument. As a result, the members of the Audit Committee are not required to be either "independent" or "financially literate" within the meaning of NI 52–110.  However, the Company is required to provide on an annual basis disclosure regarding the Audit Committee in its information circular. The majority of the Audit Committee members of the Company are not independent although all of its members are financially literate. For additional information, see the disclosure above under the heading "Composition of the Audit Committee".

The text of the Audit Committee's charter is attached hereto as Schedule "I".

CORPORATE GOVERNANCE

Board of Directors

The directors are responsible for managing and supervising the management of the business and affairs of the Company. Each year, the Board must review the relationship that each director has with the Company in order to satisfy itself that the relevant independence criteria have been met.

Thomas Kennedy is an independent director of the Company in that he is free from any interest which could reasonably interfere with his exercise of independent judgment as a director of the Company. Navchand Jagpal and J. Lewis Dillman are executive officers of the Company and therefore not independent.

Directorships

J. Lewis Dillman is currently a director of Abenteuer Resources Corp., which is listed on the Exchange. Navchand Jagpal and Thomas Kennedy are not presently directors of any reporting issuers other than the Company.

Orientation and Continuing Education

The Company does not have a formal process of orientation and education for new members of the Board.  The Company does, however, provide continuing education for its directors as such need arises.

Ethical Business Conduct

Each director, officer and employee in the exercise of his or her duties and responsibilities must act honestly and in good faith in the best interest of the Company and in compliance with applicable laws, rules and regulations.

In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Company has not constituted a nominating committee to propose new Board nominees. Nomination and review of potential new directors is reviewed by the complete Board and senior management.

Compensation

The Company has not constituted a compensation committee to discharge the Board's responsibilities relating to compensation of the Company's directors and officers. The Board periodically reviews compensation paid to its directors and officers.

Assessments

The Board is responsible for keeping management informed of its evaluation of the performance of the Company and its senior officers in achieving and carrying out the Board's established goals and policies, and is also responsible for advising management of any remedial action or changes which it may consider necessary. Additionally, directors are expected to devote the time and attention to the Company's business and affairs as necessary to discharge their duties as directors effectively.

THE ARRANGEMENT
General

The Arrangement has been proposed to facilitate the separation of the Company's primary business activities from development of the Nico Property in the Abitibi region of Québec. Pursuant to the Arrangement, a separate company Lucky Minerals, currently a wholly–owned subsidiary of the Company, will acquire the Company's interest in the Nico Property for aggregate consideration of 20,950,053 Lucky Minerals Shares. In connection with the Arrangement and to assist Lucky Minerals with its business activities, Grand Peak and Lucky Minerals entered into  the Loan Agreement, pursuant to which Grand Peak agreed to lend Lucky Minerals $200,000, subject to the terms and conditions set out in the Loan Agreement. See "Lucky Minerals After the Arrangement – Liquidity and Capital Resources". The Company will continue to operate its private equity and merchant banking activities. Each Grand Peak Shareholder will, immediately after the Effective Date, hold one New Share for each Grand Peak Share held immediately prior to the Arrangement, which will be identical in every respect to the present Grand Peak Shares, and each Grand Peak Shareholder on the Share Distribution Record Date will receive its pro–rata share of the 20,950,053 Lucky Minerals Shares that are acquired by the Company in exchange for the Asset described herein. See "Details of the Arrangement" and "Lucky Minerals After the Arrangement — Selected Unaudited Pro–forma Financial Information of Lucky Minerals".

Reasons for the Arrangement

The Board has determined that the Company should concentrate its efforts on its primary business activities. To this end, the Board approved a reorganization of the Company pursuant to the Arrangement as described in this Circular.

The Board is of the view that the Arrangement will benefit the Company and the Grand Peak Shareholders. This conclusion is based on the following primary determinations:

1.	the Company's primary focus is private equity and merchant banking activities in Canada and the U.S. This focus has and will continue to hamper the exploration and development of the Property;

2.	the formation of Lucky Minerals to hold the Asset will facilitate separate fund–raising, exploration and development strategies for the Nico Property required to move the Property forward;

3.
following the Arrangement, management of the Company will be free to focus entirely on its primary business activities and new management for Lucky Minerals will be established that has knowledge and expertise specific to Lucky Minerals' industry;

4.
the formation of Lucky Minerals and the distribution of 20,950,053 Lucky Minerals Shares to the Grand Peak Shareholders as of the Share Distribution Record Date will give the Grand Peak Shareholders a direct interest in a new exploration company that will focus on the exploration and development of the Property as well as the potential acquisition of new properties in districts and areas with known potential for high margin deposits;

5.
the ownership by Lucky Minerals of the Asset will enable the Asset to be more appropriately valued in the public market. The separation of the Asset from the Company will allow investors to more accurately value Lucky Minerals on a stand–alone basis against similar mineral exploration companies and industry benchmarks, thereby enhancing the likelihood that Lucky Minerals will achieve appropriate market recognition. This will allow the holders of Lucky Minerals Shares to realize value which the Board believes should be attributed to the separate entity;

6.
as a separate public exploration company, Lucky Minerals will have direct access to public and private capital markets and will be able to issue debt and equity to fund exploration of the Property and to finance the acquisition and exploration of any new properties on a priority basis; and

7.
as a separate public exploration company, Lucky Minerals will be able to establish equity based compensation programs to enable it to better attract, motivate and retain directors, officers and key employees, thereby better aligning management and employee incentives with the interests of shareholders.

Recommendation of Directors

The Board approved the Arrangement and authorized the submission of the Arrangement to the Grand Peak Shareholders and the Court for approval. The Board has concluded that the Arrangement is in the best interests of the Company and the Grand Peak Shareholders, and recommends that the Grand Peak Shareholders vote FOR the Arrangement Resolution at the Meeting. In reaching this conclusion, the Board considered the benefits to the Company and the Grand Peak Shareholders, as well as the financial position, opportunities and the outlook for the future potential and operating performance of the Company and Lucky Minerals.

Fairness of the Arrangement

The Arrangement was determined to be fair to the Grand Peak Shareholders by the Board based upon the following factors, among others:

1.
the procedures by which the Arrangement will be approved, including the requirement for 66 and 2/3rds Grand Peak Shareholder approval and approval by the Court after a hearing at which fairness will be considered;

2.	the proposed listing of the Lucky Minerals Shares on the Exchange and the continued listing of the New Shares on the Exchange;

3.
the opportunity for Grand Peak Shareholders who are opposed to the Arrangement, upon compliance with certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Grand Peak Shares; and

4.
each Grand Peak Shareholder on the Share Distribution Record Date will participate in the Arrangement on a pro–rata basis and, upon completion of the Arrangement, will continue to hold substantially the same pro–rata interest that such Grand Peak Shareholder held in the Company prior to completion of the Arrangement and substantially the same pro–rata interest in Lucky Minerals through its direct holdings of Lucky Minerals Shares rather than indirectly through the Company's holding of Lucky Minerals Shares.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is annexed as Schedule "B" to this Circular, and the Plan of Arrangement, which forms Exhibit II to the Arrangement Agreement. Each of these documents should be read carefully in their entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)
the Company will transfer the Asset to Lucky Minerals in consideration for 20,950,053 Lucky Minerals Shares (the "Distributed Lucky Minerals Shares") and the Company will be added to the central securities register of Lucky Minerals in respect of such Lucky Minerals Shares;

(b)	the authorized share capital of the Company will be changed by:

(i)	altering the identifying name of the Grand Peak Shares to class A common shares without par value, being the "Grand Peak Class A Shares",

(ii)	creating a class consisting of an unlimited number of common shares without par value, being the "New Shares", and

(iii)
creating a class consisting of an unlimited number of class B preferred shares without par value having the rights and restrictions described in Exhibit III to the Arrangement Agreement, being the Grand Peak Class B Preferred Shares;

(c)
each issued Grand Peak Class A Share will be exchanged for one New Share and one Grand Peak Class B Preferred Share and, subject to the exercise of a right of dissent, the holders of the Grand Peak Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Grand Peak Class B Preferred Shares that they have received on the exchange;

(d)
all of the issued Grand Peak Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Grand Peak Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Grand Peak Class B Preferred Shares so that the aggregate paid–up capital of the Grand Peak Class B Preferred Shares is equal to the aggregate fair market value of the Distributed Lucky Minerals Shares as of the Effective Date, and each Grand Peak Class B Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Grand Peak Class B Preferred Shares, such aggregate fair market value of the Distributed Lucky Minerals Shares to be determined as at the Effective Date by resolution of the directors of the Company;

(e)
the Company will redeem the issued Grand Peak Class B Preferred Shares for consideration consisting solely of the Distributed Lucky Minerals Shares such that each holder of Grand Peak Class B Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of Lucky Minerals Shares that is equal to the number of Grand Peak Class B Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)
the name of each holder of Grand Peak Class B Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Grand Peak Class B Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)
the Distributed Lucky Minerals Shares transferred to the holders of the Grand Peak Class B Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Grand Peak Class B Preferred Shares and appropriate entries will be made in the central securities register of Lucky Minerals;

(h)
the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares therefrom;

(i)	the Articles and Bylaws of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)	after the Effective Date:

(i)
all Grand Peak Warrants will be exercisable for New Shares and Lucky Minerals Shares in accordance with the corporate reorganization terms of such warrants, whereby the acquisition of one Grand Peak Share under a Grand Peak Warrant will result in the holder of the Grand Peak Warrant receiving one New Share and such number of Lucky Minerals Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)	pursuant to the Lucky Minerals Commitment, Lucky Minerals will issue the required number of Lucky Minerals Shares upon the exercise of Grand Peak Warrants as is directed by the Company, and

(iii)
the Company will, as agent for Lucky Minerals, collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant so exercised, with the balance of the exercise price to be retained by Grand Peak, determined in accordance with the following formula:

A = B x C/D

Where:

A	is the portion of the proceeds to be received by Lucky Minerals for each Grand Peak Warrant exercised after the Effective Date;

B	is the exercise price of the Grand Peak Warrants;

C
is the fair market value of the Asset transferred to Lucky Minerals under the Arrangement, such fair market value to be determined as at the Effective Date by resolution of the board of directors of the Company; and

D
is the total fair market value of all of the assets of the Company immediately prior to completion of the Arrangement on the Effective Date, which total fair market value shall include, for greater certainty, the Asset.

For information concerning the number of outstanding Grand Peak Warrants as at the date hereof, see "The Company After the Arrangement – Changes in Share Capital".

In addition to the principal steps of the Arrangement occurring in the chronological order set out above, the time of the redemption of the Grand Peak Class B Preferred Shares set out in step §(e) above will be deemed to occur immediately upon the listing of the Grand Peak Class B Preferred Shares on the Exchange. Immediately after the time of redemption, the Grand Peak Class B Preferred Shares will be delisted from the Exchange and the New Shares and the Lucky Minerals Shares will be listed on the Exchange.

The effect of the Arrangement can be summarized by the following diagrams:

CURRENT STATUS

FINAL STRUCTURE

(1)  As at February 23, 2009.
(2)  Unaudited, as of September 30, 2008, after giving effect to the Arrangement.
(3)  Assuming completion of the Private Placement on or before the Effective Date.

Authority of the Board

By passing the Arrangement Resolution, the Grand Peak Shareholders will also be giving authority to the Board to use its best judgment to proceed with and cause the Company to complete the Arrangement without any requirement to seek or obtain any further approval of the Grand Peak Shareholders.

The Arrangement Resolution also provides that the Plan of Arrangement may be amended by the Board before or after the Meeting without further notice to Grand Peak Shareholders. The Board has no current intention to amend the Plan of Arrangement, however, it is possible that the Board may determine that it is appropriate that amendments be made.

Conditions to the Arrangement

The Arrangement Agreement provides that the Arrangement will be subject to the fulfillment of certain conditions, including the following:

1.	the Arrangement Agreement must be approved by the Grand Peak Shareholders at the Meeting in the manner referred to under "Shareholder Approval";

2.	the Arrangement must be approved by the Court in the manner referred to under "Court Approval of the Arrangement";

3.
the Exchange must have conditionally accepted the Arrangement, including the listing of the Grand Peak Class A Shares, the listing of the Grand Peak Class B Preferred Shares, the delisting of the Grand Peak Class A Shares, the delisting of the Grand Peak Class B Shares, the listing of the New Shares and the listing of the Lucky Minerals Shares all as of the Effective Date, subject to compliance with the requirements of the Exchange;

4.
all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required, necessary or desirable for the completion of the Arrangement must have been obtained or received, each in a form acceptable to the Company and Lucky Minerals; and

5.	the Arrangement Agreement must not have been terminated.

If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, the Arrangement Agreement may be terminated, or in certain cases the Company or Lucky Minerals, as the case may be, may waive the condition in whole or in part. As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Board intends to cause a certified copy of the Final Order and articles of arrangement to be filed with the Registrar under the Act, together with such other material as may be required by the Registrar, in order that the Arrangement will become effective.

Management of the Company believes that all material consents, orders, regulations, approvals or assurances required for the completion of the Arrangement will be obtained in the ordinary course upon application therefore.

Shareholder Approval

Grand Peak Shareholder Approval

In order for the Arrangement to become effective, the Arrangement Resolution must be passed, with or without variation, by a special resolution of at least 66 2/3rds of the eligible votes cast in respect of the Arrangement Resolution by Grand Peak Shareholders present in person or by proxy at the Meeting.

Lucky Minerals Shareholder Approval

The Company, being the sole shareholder of Lucky Minerals, has approved the Arrangement by consent resolution.

Court Approval of the Arrangement

The Arrangement as structured requires the approval of the Court. Prior to the mailing of this Circular, the Company obtained the Interim Order authorizing the calling and holding of the Meeting and providing for certain other procedural matters. The Interim Order is attached as Schedule "C" to this Circular. The Notice of Application for the Final Order is attached to the Notice of Meeting.

Assuming approval of the Arrangement Resolution by the Grand Peak Shareholders at the Meeting, the hearing for the Final Order is scheduled to take place at 3:00 p.m. (Yukon Territory time) on April 7, 2009 at the Law Courts, 2134 Second Avenue, in the City of Whitehorse, in the Yukon Territory or at such other date and time as the Court may direct. At this hearing, any security holder, director, auditor or other interested party of the Company who wishes to participate or to be represented or present evidence or argument may do so, subject to filing an appearance and satisfying certain other requirements.

Counsel to the Company has advised the Company that the Court has broad discretion under the Act when making orders in respect of arrangements and that the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to the Grand Peak Shareholders.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Annual General and Special Meeting	March 31, 2009
Final Court Approval:	April 7, 2009
Share Distribution Record Date:	April 9, 2009
Effective Date:	April 9, 2009
Mailing of Certificates for Lucky Minerals Shares:	April 10, 2009

Notice of the actual Share Distribution Record Date and Effective Date will be given to the Grand Peak Shareholders through one or more press releases. The boards of directors of the Company and Lucky Minerals, respectively, will determine the Effective Date depending upon satisfaction that all of the conditions to the completion of the Arrangement are satisfied.

Lucky Minerals Share Certificates and Certificates for New Shares

After the Share Distribution Record Date, the share certificates representing, on their face, Grand Peak Shares will be deemed to represent only New Shares with no right to receive Lucky Minerals Shares. Before the Share Distribution Record Date, the share certificates representing, on their face, Grand Peak Shares, will be deemed under the Plan of Arrangement to represent New Shares and an entitlement to receive Lucky Minerals Shares in accordance with the terms of the Arrangement. As soon as practicable after the Effective Date, share certificates representing the appropriate number of Lucky Minerals Shares will be sent to all Grand Peak Shareholders of record on the Share Distribution Record Date.

No new share certificates will be issued for the New Shares created under the Arrangement and therefore holders of Grand Peak Shares must retain their certificates as evidence of their ownership of New Shares. Certificates representing, on their face, Grand Peak Shares will constitute good delivery in connection with the sale of New Shares completed through the facilities of the Exchange after the Effective Date.

Relationship Between the Company and Lucky Minerals after the Arrangement

On completion of the Arrangement, Navchand Jagpal, a director and officer of the Company, will be a director and officer of Lucky Minerals, and J. Lewis Dillman, a director and officer of the Company, will be a director of Lucky Minerals. See "Lucky Minerals After the Arrangement — Directors and Officers of Lucky Minerals".

Effect of Arrangement on Outstanding Grand Peak Warrants

Grand Peak Warrants which are outstanding on the Effective Date will be exercisable, in accordance with the corporate reorganization provisions of such securities, for New Shares and Lucky Minerals Shares on the basis that the holder will receive, upon exercise, a number of New Shares that equals the number of Grand Peak Shares that would have been received upon exercise of the Grand Peak Share Warrants prior to the Effective Date, and a number of Lucky Minerals Shares that is equal to the number of New Shares so acquired multiplied by the Exchange Factor. Lucky Minerals has agreed, pursuant to the Lucky Minerals Commitment, to issue Lucky Minerals Shares upon exercise of Grand Peak Warrants and the Company is obligated, as the agent of' Lucky Minerals, to collect and pay to Lucky Minerals a portion of the proceeds received for each Lucky Minerals Share so issued. Any entitlement to a fraction of a Lucky Minerals Share resulting from the exercise of a Grand Peak Warrant will be cancelled without compensation.

Resale of New Shares and Lucky Minerals Shares

Exemption from Canadian Prospectus Requirements and Resale Restrictions

The issue of New Shares and Lucky Minerals Shares pursuant to the Arrangement will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable provincial securities legislation in Canada. Under applicable provincial securities laws, such New Shares and Lucky Minerals Shares may be resold in Canada without hold period restrictions, except that any person, company or combination of persons or companies holding a sufficient number of New Shares or Lucky Minerals Shares to affect materially the control of the Company or Lucky Minerals, respectively, will be restricted from reselling such shares. In addition, existing hold periods on any Grand Peak Shares in effect on the Effective Date will be carried forward to the New Shares.

The foregoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New Shares and the Lucky Minerals Shares received upon completion of the Arrangement. All holders of Grand Peak Shares are urged to consult with their own legal counsel to ensure that any resale of their New Shares and Lucky Minerals Shares complies with applicable securities legislation.

Application of United States Securities Laws

The New Shares and the Lucky Minerals Shares to be issued to the Grand Peak Shareholders under the Arrangement have not been registered under the U.S. Securities Act, or under the securities laws of any state of the United States, and will be issued to Grand Peak Shareholders resident in the United States in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Arrangement by the Court, and pursuant to available exemptions from registration under applicable state securities laws. The Court will be advised that the Court's approval, if obtained, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act.

U.S. Resale Restrictions – Securities Issued to Grand Peak Shareholders

Lucky Minerals Shares to be issued to a Grand Peak Shareholder who is an "affiliate" of either the Company or Lucky Minerals prior to the Arrangement or will be an "affiliate" of Lucky Minerals after the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Pursuant to Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer for the purposes of the U.S. Securities Act is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. All holders of securities received in connection with the Arrangement are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Additional Information for U.S. Security Holders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act. Likewise, information concerning the Property and operations of the Company and Lucky Minerals have been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. In particular, the standards for preparing estimates of Mineral Reserves under Canadian disclosure requirements differ from the requirements of the SEC, and the policies of the SEC normally do not permit disclosure concerning "Mineral Resources" to be included in documents filed with the SEC. See "Notice to United States Shareholders" and "Glossary of Mining Terms".

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Grand Peak Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. See "Income Tax Considerations — Certain U.S. Federal Income Tax Considerations" for certain information concerning United States tax consequences of the Arrangement for investors who are resident in, or citizens of, the United States.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and Lucky Minerals are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and any experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and Lucky Minerals and said persons may be located outside the United States.

Expenses of Arrangement

Pursuant to the Arrangement Agreement, the costs relating to the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by the party incurring them. The costs of the Arrangement to the Effective Date will be borne by the Company.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

In the opinion of Sangra Moller LLP, counsel to the Company, the following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement applicable to a Grand Peak Shareholder (in this summary, a "Holder") who, at all material times for purposes of the Tax Act:

•	holds all Grand Peak Shares, and will hold all New Shares and Lucky Minerals Shares, solely as capital property;

•	deals at arm's length with Grand Peak and Lucky Minerals;

•	is not "affiliated" with the Company or Lucky Minerals;

•	is not a "financial institution" for the purposes of the mark–to–market rules in the Tax Act; and

•	has not acquired Grand Peak Shares on the exercise of an employee stock option.

Grand Peak Shares, New Shares and Lucky Minerals Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business or acquired them in a transaction considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency (the "CRA"). It also takes into account specific proposals to amend the Tax Act and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof. It is assumed that all Proposed Amendments will be enacted in their present form, and that there will be no other relevant change to any relevant law or administrative practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial, or foreign income tax considerations which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary also assumes that at the Effective Date under the Arrangement and all other material times thereafter,

•	the Grand Peak Shares and the Grand Peak Class B Preferred will be listed on the Exchange, and

•
the paid–up capital of the Grand Peak Class A Shares (the redesignated Grand Peak Shares) as computed for the purposes of the Tax Act will not be less than the fair market value of the Assets to be transferred to Lucky Minerals pursuant to the Arrangement, and is qualified accordingly.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Grand Peak Shareholder. Accordingly, Grand Peak Shareholders should each consult their own tax and legal advisers for advice as to the income tax consequences of the Arrangement applicable to them in their particular circumstances.

Holders Resident in Canada

The following portion of the summary is applicable only to Holders (each, in this portion of the summary, a "Resident Holder") who are or are deemed to be residents in Canada for the purposes of the Tax Act.

Exchange of Grand Peak Shares for New Shares and Grand Peak Class B Preferred Shares

A Resident Holder whose Grand Peak Class A Shares (the redesignated Grand Peak Shares) are exchanged for New Shares and Grand Peak Class B Preferred Shares pursuant to the Arrangement will not realize any capital gain or loss as a result of the exchange. The Resident Holder will be required to allocate the adjusted cost base ("ACB") of the Holder's Grand Peak Shares, determined immediately before the Arrangement, pro–rata to the New Shares and Grand Peak Class B Preferred Shares received on the exchange based on the relative fair market values of those New Shares and Grand Peak Class B Preferred Shares immediately after the exchange.

Redemption of Grand Peak Class B Preferred Shares

Pursuant to the Arrangement, the paid–up capital of the Grand Peak Class A Shares immediately before their exchange for New Shares and Grand Peak Class B Preferred Shares will be allocated to the Grand Peak Class B Preferred Shares to be issued on the exchange to the extent of an amount equal to the fair market value of the Lucky Minerals Shares to be issued to Grand Peak pursuant to the Arrangement in consideration for the Asset, and the balance of such paid–up capital will be allocated to the New Shares to be issued on the exchange.

The Company has informed counsel that it expects that the fair market value of the Lucky Minerals Shares to be so issued will be materially less than the paid–up capital of the Grand Peak Class A Shares immediately before the exchange, and counsel has assumed for the purposes of this summary that the Company's expectation is correct. Accordingly, the Company is not expected to be deemed to have paid, and no Resident Holder is expected to be deemed to have received, a dividend as a result of the distribution of Lucky Minerals Shares on the redemption of the Grand Peak Class B Preferred Shares pursuant to the Arrangement.

Each Resident Holder whose Grand Peak Class B Preferred Shares are redeemed for Lucky Minerals Shares pursuant to the Arrangement will realize a capital gain (capital loss) equal to the amount, if any, by which the fair market value of the Lucky Minerals Shares, less reasonable costs of disposition, exceed (are exceeded by) their ACB immediately before the redemption. Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below (see "Holders Resident in Canada — Taxation of Capital Gains and Losses").

The cost to a Resident Holder of Lucky Minerals Shares acquired on the exchange will be equal to the fair market value of the Lucky Minerals Shares at the time of their distribution.

Disposition of New Shares and Lucky Minerals Shares

A Resident Holder who disposes of a New Share or Lucky Minerals Share will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition of the share, less reasonable costs of disposition, exceed (are exceeded by) the ACB of the share to the Resident Holder determined immediately before the disposition. Any capital gain or loss so arising will be subject to the usual rules applicable to the taxation of capital gains and losses described below. See "Holders Resident in Canada — Taxation of Capital Gains and Losses".

Taxation of Capital Gains and Losses

A Resident Holder who realizes a capital gain (capital loss) in a taxation year must include one half of the capital gain ("taxable capital gain") in income for the year, and may deduct one half of the capital loss ("allowable capital loss") against taxable capital gains realized in the year, and to the extent not so deductible, against taxable capital gains arising in any of the three preceding taxation years or any subsequent taxation year.

The amount of any capital loss arising from a disposition or deemed disposition of a Grand Peak Class B Preferred Share, New Share, or Lucky Minerals Share by a Resident Holder that is a corporation may, to the extent and under circumstances specified in the Tax Act, be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share. Similar rules may apply if the corporation is a member of a partnership or beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

A Resident Holder that is a "Canadian–controlled private corporation" for the purposes of the Tax Act may be required to pay an additional 6⅔% refundable tax in respect of any net taxable capital gain that it realizes on disposition of a Grand Peak Class B Preferred Share, New Share or Lucky Minerals Share.

Taxation of Dividends

A Resident Holder who is an individual will be required to include in income any dividend that the Resident Holder receives, or is deemed to receive, on New Shares or Lucky Minerals Shares, and will be subject to the gross–up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A Resident Holder that is a corporation will be required to include in income any dividend that it receives or is deemed to be received on New Shares or Lucky Minerals Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A "private corporation" (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to be received on New Shares or Lucky Minerals Shares to the extent that such dividends are deductible in computing the corporation's taxable income. Any such Part IV tax will be refundable to it at the rate of $1 for every $3 of taxable dividends that it pays on its shares.

Alternative Minimum Tax on Individuals

A capital gain realized, or deemed to be realized, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability to alternative minimum tax under the Tax Act.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a "Resident Dissenter") and consequently is paid the fair value for the Resident Dissenter's Grand Peak Shares in accordance with the Arrangement will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Resident Dissenter's Grand Peak Shares. Any such deemed dividend will be subject to tax as discussed above under "Holders Resident in Canada — Taxation of Dividends". The Resident Dissenter will also realize a capital gain (capital loss) equal to the amount, if any, by which the payment, less the deemed dividend (if any) and less reasonable costs of disposition, exceeds (is exceeded by) the ACB of the shares. The Resident Dissenter will be required to include any resulting taxable capital in income, and to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See "Holders Resident in Canada – Taxation of Capital Gains and Losses".

The Resident Dissenter must also include in income any interest awarded by a court to the Resident Dissenter.

Eligibility for Investment

Grand Peak Class B Preferred Shares and New Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans ("Registered Plans") at any particular time provided that, at that time, either the shares are listed on a "prescribed stock exchange" or Grand Peak is a "public corporation" as defined for the purposes of the Tax Act.

Lucky Minerals Shares will be qualified investments under the Tax Act for Registered Plans at any particular time provided that, at that time, either the Lucky Minerals Shares are listed on a "prescribed stock exchange" or Lucky Minerals is a "public corporation" as so defined.

The Company expects that the Grand Peak Class B Preferred Shares, New Shares and Lucky Minerals Shares will be listed on the Exchange, which is a prescribed stock exchange, at the Effective Date under the Arrangement. On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange". The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Holders Not Resident in Canada

The following portion of this summary is applicable only to Holders (each in this portion of the summary a "Non–resident Holder") who:

•	have not been, are not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act, and

•
do not and will not, and are not and will not be deemed to, use or hold Grand Peak Shares, New Shares, Grand Peak Class B Preferred Shares, or Lucky Minerals Shares in connection with carrying on a business in Canada, and

•
whose Grand Peak Class A Shares (the redesignated Grand Peak Shares), Grand Peak Class B Preferred Shares, New Shares and Lucky Minerals Shares will not at the Effective Date under the Arrangement, or at any material time thereafter, constitute "taxable Canadian property" for the purposes of the Tax Act.

Generally, a Grand Peak Class A Share, Grand Peak Class B Preferred Share, New Share, or Lucky Minerals Share, as applicable, owned by a Non–resident Holder will not be taxable Canadian property of the Non–resident Holder at a particular time provided that, at that time, (i) the share is listed on a prescribed stock exchange (which includes the Exchange), (ii) neither the Non–resident Holder nor persons with whom the Non–resident Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series in the capital of the issuing corporation within the previous five years, and (iii) the share was not acquired in a transaction as a result of which it was deemed to be taxable Canadian property of the Non–resident Holder. On March 19, 2007, the Government of Canada eliminated the concept of "prescribed stock exchange" for these purposes and replaced it with the concept of "designated stock exchange." The amendment, which provides that the list of designated stock exchanges includes all of the former prescribed stock exchanges, became effective on December 14, 2007.

Special rules, which are not discussed in this summary, may apply to a Non–resident Holder that is an insurer carrying on business in Canada.

Capital Gains and Capital Losses on Share Exchanges and Subsequent Dispositions of Shares

A Non–resident Holder who participates in the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange of Grand Peak Class A Shares (the redesignated Grand Peak Shares) for New Shares and Grand Peak Class B Preferred Shares, nor on the redemption of Grand Peak Class B Preferred Shares in consideration for Lucky Minerals Shares.

Similarly, any capital gain realized by a Non–resident Holder on the subsequent disposition or deemed disposition of a New Share or Lucky Minerals Share acquired pursuant to the Arrangement will not be subject to tax under the Tax Act, provided either that the shares do not constitute taxable Canadian property of the Non–resident Holder at the time of disposition, or an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

Non–resident Holders will be exempt from the reporting and withholding obligations of §116 of the Tax Act in respect of the disposition of Grand Peak Class A Shares and Grand Peak Class B Preferred Shares pursuant to the Arrangement.

Deemed Dividends on the Redemption of Grand Peak Class B Preferred Shares

For the reasons set above under "Holders Resident in Canada — Redemption of Grand Peak Class B Preferred Shares", the Company expects that no Non–Resident Holder will be deemed to have received a dividend on the redemption of Grand Peak Class B Preferred Shares for Lucky Minerals Shares.

Taxation of Dividends

A Non–resident Holder to whom a dividend on a New Share or Lucky Minerals Share is or is deemed to be paid, or credited, will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, unless reduced by an applicable income tax treaty, if any.

Dissenting Non–resident Holders

A Non–resident Holder who validly exercises Dissent Rights (a "Non–resident Dissenter") and consequently is paid the fair value for the Non–resident Dissenter's Grand Peak Shares in accordance with the Arrangement, will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid–up capital of the Non–resident Dissenter's Grand Peak Shares. Any such deemed dividend will be subject to tax as discussed above under "Holders Not Resident in Canada — Taxation of Dividends". The Non–resident Dissenter will not be subject to tax under the Tax Act on any capital gain that may arise in respect of the resulting disposition of the Grand Peak Shares.

The Non–resident Holder will also be subject to Canadian withholding tax on that portion of any such payment that is on account of interest at the rate of 25%, unless reduced by an applicable income tax treaty, if any.

Certain U.S. Federal Income Tax Considerations

Scope of This Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution (as defined below) that are generally applicable to U.S. Holders (as defined below) of Grand Peak Shares. The following discussion of the anticipated material U.S. federal income tax considerations arising from and related to the Distribution is for general information only, and does not purport to be a complete analysis or description of all U.S. federal income tax consequences that may apply to a U.S. Holder of Grand Peak Shares as a result of the Distribution. U.S. Holders of Grand Peak Shares are urged to consult their own tax advisors regarding the particular tax consequences of the Distribution, including the application and effect of U.S. federal, state, local and other tax laws.

Notice Pursuant to IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding U.S. federal tax penalties under the Code (as defined below). This summary was written to support the promotion or marketing of the transactions or matters addressed by this Circular (including the Arrangement). Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations (proposed, temporary and final) issued under the Code, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada–U.S. Tax Convention") and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Circular. However, the Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any such change could be retroactive to the date of this Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the U.S. Internal Revenue Service (the "IRS") or the U.S. courts could disagree with the explanations or conclusions contained in this summary. This summary does not consider the potential effects, whether adverse and beneficial, of any proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holder

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Grand Peak Shares that, for U.S. federal income tax purposes, is (a) a citizen or individual resident of the U.S., (b) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (c) an estate whose income is taxable in the U.S. irrespective of source or (d) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other "pass–through" entity holds Grand Peak Shares, the U.S. federal income tax treatment of the partners or owners of such partnership or other "pass–through" entity generally will depend on the status of such partners or owners and the activities of such partnership or "pass–through" entity.

Non–U.S. Holders

A "non–U.S. Holder" is a beneficial owner of Grand Peak Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences arising from or related to the Arrangement (as hereinafter defined) with respect to non–U.S. Holders of Grand Peak Shares. Non–U.S. Holders of Grand Peak Shares are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution (whether or not any such transactions are undertaken in connection with the Distribution), including, without limitation, the following transactions:

•	any exercise of any stock option, warrant or other right to acquire Grand Peak Shares;

•	any assumption by Lucky Minerals of Grand Peak stock options or Grand Peak warrants;

•	any conversion of any Grand Peak notes, debentures or other debt instruments into Grand Peak Shares;

•	any transaction in which Grand Peak Shares are acquired (other than pursuant to the Distribution); or

•	any transaction in which Lucky Minerals Shares are disposed of.

Persons Not Addressed

This summary does not address the U.S. federal income tax consequences arising from and related to the Distribution with respect to the following persons (including persons that are U.S. holders):

•	the Company or Lucky Minerals;

•
persons that may be subject to special U.S. federal income tax treatment, such as persons who are tax–exempt organizations, qualified retirement plans, individual retirement accounts and other tax–deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies or brokers or dealers in securities;

•	persons that acquired Grand Peak Shares pursuant to the exercise of employee stock options or rights, or otherwise as compensation for services;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold Grand Peak Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons that own, directly or indirectly (including through the application of ownership attribution rules under the Code), 10% or more of the Grand Peak Shares;

•	U.S. expatriate or other former long–term resident of the United States;

•	persons that are partners or owners of partnerships or other "pass–through" entities; or

•	persons who own their Grand Peak Shares other than as a capital asset, as defined in the Code.

Such persons are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Distribution, including the application of any special U.S. federal income tax rules in light of their particular circumstances.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or tax consequences in jurisdictions other than the U.S., arising from or related to the Distribution. Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. state and local tax consequences, and the tax consequences in jurisdictions other than the U.S., of the Distribution.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances with respect to U.S. federal income tax issues of any particular U.S. Holder. Each U.S. Holder is urged to consult their own tax advisor regarding the U.S. federal income tax consequences of the Distribution in light of their particular circumstances.

Distribution of Lucky Minerals Shares

This summary assumes that the series of transactions undertaken pursuant to the Arrangement involving (a) the renaming and redesignation of the Grand Peak Shares as Grand Peak Class A Shares, (b) the exchange of each issued and outstanding Grand Peak Class A Share for one New Share and one Grand Peak Class B Preferred Share, (c) the redemption by the Company of each issued and outstanding Grand Peak Class B Preferred Share for a pro–rata number of 20,950,053 Lucky Minerals Shares and (d) the cancellation of each Grand Peak Class A Share and each Grand Peak Class B Preferred Share (collectively the "Distribution") will be treated by the IRS, under the step–transaction doctrine or otherwise, as if (i) the Company directly distributed the Lucky Minerals Shares to the holders of the Grand Peak Shares and (ii) the intervening steps of the Distribution (including those steps of the Distribution described in the preceding sentence) did not occur. However, because the Distribution will be effected under the applicable provisions of Canadian law that are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution. In particular, it is possible that the IRS could analyze the various steps of the Distribution described above separately and independently, and could determine the U.S. federal income tax consequences of the various steps of the Distribution on such a separate and independent basis.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner described in the paragraph immediately above, subject to the passive foreign investment company ("PFIC") rules discussed below, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders:

•
U.S. Holders will be required to include in gross income as a dividend for U.S. federal income tax purposes the fair market value of the Lucky Minerals Shares received, determined as of the date of the Distribution, to the extent that the Company has current or accumulated "earnings and profits" as calculated for U.S. federal income tax purposes (without reduction for any Canadian income tax withheld). Dividend income recognized by a U.S. Holder as a result of the Distribution generally will be treated as "foreign source" income for purposes of applying the U.S. foreign tax credit rules. See "Foreign Tax Credit" below. A dividend resulting from the Distribution generally will be taxed at the preferential tax rates applicable to long–term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Grand Peak Shares that have been held by such U.S. Holder for at least 61 days during the 121–day period beginning 60 days before the "ex–dividend date." The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is eligible for the benefits of the Canada–U.S. Tax Convention, or (b) the Grand Peak Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which the Distribution occurs or for the preceding tax year. As discussed below, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution. Accordingly, the Company anticipates that it will not be a QFC. Assuming that the Company is not a QFC, a dividend resulting from the Distribution to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long–term capital gains). The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application and effect of the dividend rules.

•
To the extent that the fair market value of the Lucky Minerals Shares received, determined as of the date of the Distribution, exceeds current and accumulated "earnings and profits" of the Company, such excess will be treated (a) first as a return of capital, up to the U.S. Holder's adjusted tax basis in the Grand Peak Shares (which will reduce a U.S. Holder's tax basis in such Grand Peak Shares), and (b) thereafter, as gain from the sale or exchange of Grand Peak Shares. Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation). Deductions for capital losses are subject to significant limitations. Capital gain recognized by a U.S. Holder as a result of the Distribution generally will be treated as "U.S. source" gain for purposes of applying the U.S. foreign tax credit rules. See "Foreign Tax Credit" below.

•
A U.S. Holder's initial tax basis in the Lucky Minerals Shares received in the Distribution will be equal to the fair market value of such Lucky Minerals Shares, determined on the date of the Distribution.

•	A U.S. Holder's holding period for the Lucky Minerals Shares received by a U.S. Holder will begin on the day after receipt.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, such corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

PFIC Status of the Company

Based on the Company's current and projected income, assets and activities, the Company anticipates that it will qualify as a PFIC for the tax year that includes the date of the Distribution. In addition, the Company believes that it qualified as a PFIC for its most recent tax year ended on or prior to the date of the Distribution and in previous tax years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for the taxable year that includes the date of the Distribution depends on the assets and income of the Company over the course of such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. However, there can be no assurances that the Company's determination regarding its past, current or anticipated PFIC status will not be challenged by the IRS.

Impact of PFIC Rules on U.S. Holders in the Distribution

QEF Election

The impact of the PFIC rules on a U.S. Holder in the Distribution will depend on whether the U.S. Holder has made a timely and effective election to treat the Company as a qualified electing fund under Section 1295 of the Code (a "QEF Election") for the tax year that is the first year in the U.S. Holder's holding period of the Grand Peak Shares during which the Company qualified as a PFIC. A U.S. Holder of the Company who made such a QEF Election will be referred to in this summary as an "Electing Shareholder" and a U.S. Holder of the Company who did not make such a QEF Election will be referred to in this summary as a "Non–Electing Shareholder". The impact of the PFIC rules on a U.S. Holder in the Distribution may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code. See "Mark–to–Market Election" below.

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder's holding period in which the Company qualified as a PFIC, such U.S. Holder may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold his or her stock on the "qualification date". The qualification date is the first day of the Company's tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Grand Peak Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

If a U.S. Holder has made a QEF Election with respect to the Company, then the Company would have to annually provide such U.S. Holder with certain information concerning the Company's income and gain, calculated in accordance with the Code, and also would have to comply with certain record–keeping requirements imposed on a QEF in order for such U.S. Holder to satisfy the QEF reporting rules. The Company has not provided its U.S. Holders with such QEF information in prior tax years and does not intend to provide such QEF information in the current tax year.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the QEF election, and the U.S. federal income tax consequences of making the QEF election.

Mark–to–Market Election

U.S. Holders who hold, actually or constructively, "marketable stock" (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "Mark–to–Market Election"). If a Mark–to–Market Election is made, a U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed below. However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Grand Peak Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules discussed below will apply to certain dispositions of distributions on and other amounts taxable with respect to such Grand Peak Shares.

U.S. Holders are urged to contact their own tax advisors regarding the advisability of and procedure for making the Mark–to–Market Election, and the U.S. federal income tax consequences of making the Mark–to–Market Election.

Taxation of Distribution under PFIC Rules

With respect to a Non–Electing Shareholder, special rules under Section 1291 of the Code will apply to gains recognized by a Non–Electing Shareholder on disposition of the Grand Peak Shares and to "excess distributions" (generally, distributions received in the current tax year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period for the Grand Peak Shares) received by such Non–Electing Shareholder from the Company. A Non–Electing U.S. Holder generally would be required to pro–rate all such gains and "excess distributions" over the entire holding period for such Grand Peak Shares. The portion of the gain or excess distribution allocated to prior years in such Non–Electing Shareholder's holding period for such Grand Peak Shares (other than years prior to the first taxable year of the Company during such Non–Electing Shareholder's holding period and beginning after January 1, 1987 for which the Company qualified as a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. The Non–Electing Shareholder also will be liable for interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due with respect to each such prior year. A Non–Electing Shareholder that is not a Corporation must treat this interest charge as "personal interest" which is wholly non–deductible. The portion of the gain or excess distribution allocated to the current tax year will be treated as ordinary income in the year of the disposition or "excess distribution," and no interest charge will be owed with respect to the resulting tax liability.

If and to the extent that the Distribution of the Lucky Minerals Shares constitutes an "excess distribution" under the PFIC rules with respect to a Non–Electing Shareholder, such Non–Electing Shareholder will be subject to the foregoing tax rules with respect to the receipt of the Lucky Minerals Shares in the Distribution. In addition, the Distribution of the Lucky Minerals Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the "indirect disposition" by a Non–Electing Shareholder of such Non–Electing Shareholder's indirect interest in Lucky Minerals, which generally would be subject to the rules of Section 1291 of the Code discussed above.

Electing Shareholders generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution. See "QEF Election" above. Also, as discussed above, a U.S. Holder who makes a Mark–to–Market Election with respect to Grand Peak Shares held, generally will not be subject to the special taxation rules of Section 1291 applicable to "excess distributions" with respect to the Distribution. However, if the Mark–to–Market Election is made by a Non–Electing Shareholder after the beginning of the holding period for the Grand Peak Shares during a time in which the Company qualified as a PFIC, then the Section 1291 rules may continue to apply to the Distribution. See "Mark–to–Market Election" above.

Lack of Guidance

The PFIC rules are complex and subject to interpretation. The implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations that, in many instances, have not been promulgated and that may have retroactive effect when promulgated. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this summary. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are urged to consult their own tax advisors concerning the impact of the PFIC rules on the Distribution, including, without limitation, whether a QEF Election or Mark–to–Market Election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed above, a U.S. Holder who exercises the right to dissent from the Distribution and receives cash in payment for all of such U.S. Holder's Grand Peak Shares will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder's adjusted tax basis in its Grand Peak Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss, and will be long–term capital gain or loss if the U.S. Holder's holding period for such Grand Peak Shares is in excess of one year at the time of the Distribution.

Preferential tax rates for long–term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long–term capital gains for a U.S. Holder that is a corporation (other than an S Corporation). Deductions for capital losses are subject to significant limitations. Capital gains recognized by a U.S. Holder as a result of exercising the right to dissent from the Distribution generally will be treated as "U.S. source" gains for purposes of applying the U.S. foreign tax credit rules. See "Foreign Tax Credit" below.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder in the Distribution generally will be based on the rate of exchange on the date of the Distribution. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to gain or loss, treated as ordinary income or loss. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld) Canadian income tax with respect to the Distribution may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar–for–dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year–by–year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source". Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income. U.S. Holders who pay (or have withheld) Canadian income tax with respect to the Distribution are urged to consult their own tax advisors regarding the foreign tax credit rules and the potential benefits of the Canada–U.S. Tax Convention.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained or will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

Backup Withholding Tax and Information Reporting Requirements

Payments to certain U.S. Holders of dividends made on, or the proceeds of the sale or other disposition of, the Grand Peak Shares may be subject to information reporting and U.S. federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements (typically provided on IRS Form W–9). Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's U.S. federal income tax, provided that the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax advisors concerning the backup withholding tax rules and compliance with applicable certification requirements.

RIGHTS OF DISSENT

Dissenters' Rights

The following description of the right to dissent (the "Dissent Right") and appraisal to which registered dissenting Grand Peak Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Grand Peak Shares, and is qualified in its entirety by the reference to the full text of the Interim Order and Section 193 of the Act, which are attached to this Circular as Schedules "C" and "D", respectively. A registered Dissenting Shareholder who intends to exercise the Dissent Right and appraisal should carefully consider and comply with the provisions of Section 193 of the Act as may be modified by the Interim Order. Failure to strictly comply with the provisions of Section 193 and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Right described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order and the Plan of Arrangement, registered Grand Peak Shareholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by Grand Peak, in the event the Arrangement becomes effective, the fair value of the Grand Peak Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Grand Peak Shareholders at the Meeting. A registered Grand Peak Shareholder may dissent only with respect to all of the Grand Peak Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Only Registered Shareholders may dissent. Persons who are beneficial owners of Grand Peak Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A registered holder, such as a broker, who holds Grand Peak Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Grand Peak Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Grand Peak Shares covered by it. Alternatively, such a Grand Peak Shareholder may wish to instruct the intermediary to cause such Grand Peak Shares to be registered in the holder's name so that the holder may exercise the Dissent Right directly.

A Grand Peak Shareholder who wishes to exercise his, her or its Dissent Right must give written notice of his, her or its dissent (a "Notice of Dissent") to the Company by either delivering the Notice of Dissent to the Company at the Meeting, or to the Company's head office at Suite 900 – 555 Burrard Street, Vancouver, British Columbia V7X 1M8, marked to the attention of the President, before the Meeting or at or before any postponement(s) or adjournment(s) of the Meeting.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his, her or its right to vote at the Meeting on the Arrangement Resolution. However, the procedures for exercising Dissent Rights given in Schedule "D" must be strictly followed as a vote against the Arrangement Resolution or the execution or exercise of a proxy voting against the Arrangement Resolution does not constitute a Notice of Dissent.

Grand Peak Shareholders should be aware that they will not be entitled to exercise a Dissent Right with respect to any Grand Peak Shares if they vote, either in person at the Meeting or by proxy, in favour of the Arrangement Resolution. A Dissenting Shareholder may, however, vote as a proxy for a Grand Peak Shareholder whose proxy requires an affirmative vote on the Arrangement Resolution, without affecting his, her or its right to exercise the Dissent Right.

In the event that a Grand Peak Shareholder fails to perfect or effectively withdraws its claim under the Dissent Right or forfeits its right to make a claim under the Dissent Right, each Grand Peak Share held by that Grand Peak Shareholder will thereupon be deemed to have been exchanged in accordance with the terms of the Arrangement as of the Effective Date.

An application may be made to the Court by Grand Peak or by a Dissenting Shareholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Shareholder's Grand Peak Shares. If such an application to the Court is made by Grand Peak or a Dissenting Grand Peak Shareholder, Grand Peak must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the Board to be the fair value of the Grand Peak Shares, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days after Grand Peak is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Grand Peak for the purchase of such holder's Grand Peak Shares in the amount of the offer made by Grand Peak, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Grand Peak Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Grand Peak Shares, as applicable, of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Grand Peak and in favour of each of those Dissenting Shareholders, and fixing the time within which Grand Peak must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any right as a Grand Peak Shareholder, until the date of payment.

Upon the Arrangement becoming effective, or upon the making of an agreement between Grand Peak and the Dissenting Shareholder as to the payment to be made by Grand Peak to the Dissenting Shareholder for its Grand Peak Shares, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Grand Peak Shareholder other than the right to be paid the fair value of such holder's Grand Peak Shares, in the amount agreed to between Grand Peak and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, Grand Peak may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Grand Peak shall not make a payment to a Dissenting Shareholder if there are reasonable grounds for believing that Grand Peak is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Grand Peak would thereby be less than the aggregate of its liabilities. In such event, Grand Peak shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Grand Peak Shares, in which case the Dissenting Shareholder may, by written notice to Grand Peak within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Grand Peak shall be deemed to consent to the withdrawal and such Dissenting Shareholder shall be reinstated with full rights as a Grand Peak Shareholder, failing which such Dissenting Shareholder retains its status as a claimant against Grand Peak to be paid as soon as Grand Peak is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Grand Peak but in priority to its Shareholders.

All Grand Peak Shares held by Dissenting Shareholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Grand Peak and cancelled in exchange for such fair value.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Grand Peak Shares. The Interim Order and Section 193 of the Act require adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the Interim Order, a copy of which is attached as Schedule "C" to this Circular together with Section 193 of the Act, the full text of which is set out in Schedule "D" to this Circular and should consult their own legal advisor.

RISK FACTORS

In evaluating the Arrangement, Grand Peak Shareholders should carefully consider, in addition to the other information contained in this Circular, the following risk factors associated with Lucky Minerals. These risk factors are not a definitive list of all risk factors associated with Lucky Minerals and the business to be carried out by Lucky Minerals.

Economics of Developing Mineral Properties

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

Should any mineralization exist on the Property or any other properties which Lucky Minerals may acquire, substantial expenditures will be required to confirm Mineral Resources or Reserves which will be sufficient to support a commercial mining operation and to obtain the required environmental approvals and permits required to commence commercial operations. Should any Mineral Resources be defined on the Property or any other properties that Lucky Minerals may acquire there can be no assurance that the Mineral Resources can be commercially mined or that metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and therefore should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists, all of which involve significant expense. This decision will involve consideration and evaluation of several significant factors, many of which will be outside of the control of Lucky Minerals, including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) the political climate and governmental regulations and control in the jurisdiction in which a property is located.

Securities of Lucky Minerals and Dilution

Lucky Minerals plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, Lucky Minerals will require additional funds to further such activities. To obtain such funds, Lucky Minerals may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of the holders of Lucky Minerals Shares.

There is no assurance that additional funding will be available to Lucky Minerals for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to a production decision or to place a property into commercial production. There is no assurance that Lucky Minerals will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Property or any other property that Lucky Minerals may acquire.

Title Matters

While Lucky Minerals has performed its own due diligence with respect to title of the Property, this should not be construed as a guarantee of title. The Property may be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Significant and increasing competition exists for mining opportunities internationally. There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than Lucky Minerals. Lucky Minerals may be unable to acquire any additional attractive mining properties (if it so chooses) on terms it considers acceptable and there can be no assurance that Lucky Mineral's exploration and acquisition programs will yield any Mineral Reserves or result in any commercial mining operation.

Conflicts of Interest

Certain directors and officers of Lucky Minerals are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Lucky Minerals. Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of Lucky Minerals. The directors of Lucky Minerals are required by law, however, to act honestly and in good faith with a view to the best interests of Lucky Minerals and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Lucky Minerals and to abstain from voting as a director for the approval of any such transaction.

No History of Earnings or Dividends

Lucky Minerals has no history of earnings, and there is no assurance that the Property, or any other property that may be acquired by Lucky Minerals, will generate earnings, operate profitably or provide a return on investment in the future. Lucky Minerals has not paid dividends in the past and has no plans to pay dividends for the foreseeable future.

Potential Profitability Depends Upon Factors Beyond the Control of Lucky Minerals

The potential profitability of the Property or any other property that may be acquired by Lucky Minerals is dependent upon many factors beyond Lucky Mineral's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and controls and respond to changes in domestic, international, political, social and economic environments. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Lucky Minerals cannot predict and are beyond Lucky Mineral's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, events which cause worldwide economic uncertainty may make raising of funds for exploration and development difficult, if not impossible. These changes and events may materially affect the financial performance of Lucky Minerals.

Environmental Risks and Other Regulatory Requirements

The current or future operations of Lucky Minerals, including development activities and commencement of production on the Property, or any other property that may be acquired by Lucky Minerals, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which Lucky Minerals may require for the construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations will not have an adverse effect on any mining project which Lucky Minerals might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Lucky Minerals and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Dependency on a Small Number of Management Personnel

Lucky Minerals is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on Lucky Minerals.

Uninsurable Risks

In the course of exploration and development of mineral properties, several risks such as rock bursts, cave–ins, fires, flooding, earthquakes and unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Lucky Minerals may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Lucky Minerals.

Lucky Minerals is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Lucky Minerals periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Lucky Minerals becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Lucky Minerals has to pay such liabilities and result in bankruptcy. Should Lucky Minerals be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Foreign Countries and Regulatory Requirements

Lucky Minerals may acquire properties located in other countries where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions would be beyond the control of Lucky Minerals and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currency Fluctuations

Lucky Minerals maintains its accounts in Canadian currency. If Lucky Minerals acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially adversely affect Lucky Mineral's financial position and results. Lucky Minerals does not engage in currency hedging activities.

APPROVAL OF THE COMPANY'S STOCK OPTION PLAN

The shareholders of the Company will be asked to vote for an ordinary resolution (in substantially the form of resolution 1 set out in Schedule "A" hereto) affirming, ratifying and approving the Grand Peak Stock Option Plan substantially in the form presented to the directors of the Company.  The Option Plan is attached hereto as Schedule "H" pursuant to the requirements of Exchange Policy 4.4 – "Incentive Stock Options". As the Company's Option Plan is a "rolling plan", the Exchange requires that it receive yearly approval at the Company's annual meeting.

The resolution also authorizes any amendment to the form of the Grand Peak Option Plan in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Company and authorizes each director and officer of the Company to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the resolution approving the Grand Peak Stock Option Plan, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination. Further, in the event that circumstances change prior to affecting the resolution such that the Board no longer believes that such resolution is in the best interests of the Company, the resolution authorizes the directors of the Company to revoke the resolution without further approval from the shareholders of the Company.

In order to be effective, the proposed resolution must be passed by a simple majority of the votes cast by the shareholders of the Company who vote in respect of such resolution. Unless instructed in the Proxy to the contrary, the persons named in the accompanying Proxy intend to vote for the affirmation, ratification and approval of the Grand Peak Stock Option Plan.

APPROVAL OF THE LUCKY MINERALS STOCK OPTION PLAN

Stock Option Plan of Lucky Minerals

In December 2008, the directors of Lucky Minerals established the Lucky Minerals Option Plan as a rolling stock option plan in accordance with the policies of the Exchange. The maximum number of Lucky Minerals Shares reserved for issuance under the Lucky Minerals Option Plan is 10% of the issued and outstanding Lucky Minerals Shares on a "rolling" basis. It is anticipated that Lucky Minerals will have 25,150,053 issued Lucky Minerals Shares on the Effective Date such that the Lucky Minerals Option Plan will initially have 2,515,005 Lucky Minerals Shares allotted to it. See "Lucky Minerals After the Arrangement – Options and Warrants".

Under the Lucky Minerals Option Plan, options may be granted equal in number up to 10% of the issued Lucky Minerals Shares at the time of the grant of the stock option. The Lucky Minerals Option Plan will be required to be approved by the Shareholders of Lucky Minerals on a yearly basis at each annual general meeting of Shareholders of Lucky Minerals.

Purpose of the Lucky Minerals Option Plan

The purpose of the Lucky Minerals Option Plan is to provide an incentive to Lucky Mineral's directors, senior officers, employees and consultants to continue their involvement with Lucky Minerals, to increase their efforts on Lucky Mineral's behalf and to attract new qualified employees. The Lucky Minerals Option Plan is also intended to assist in aligning management and employee incentives with the interests of Shareholders.

General Description and Exchange Policies

The Lucky Minerals Option Plan will be administered by the board of directors of Lucky Minerals (in this section, the "Lucky Minerals Board") or, if determined by the Lucky Minerals Board, by a committee of the Lucky Minerals Board (in this section, the "Committee"). A full copy of the Lucky Minerals Option Plan is available to Grand Peak Shareholders upon request and will be available at the Meeting.

The following is a brief description of the principal terms of the Lucky Minerals Option Plan, which description is qualified in its entirety by the terms of the Lucky Minerals Option Plan:

1.
The maximum number of Lucky Minerals Shares that may be reserved for issuance of stock options ("Lucky Minerals Options") granted under the Lucky Minerals Option Plan will not exceed 10% of the issued Lucky Minerals Shares as at the date of the grant of any Lucky Minerals Option.

2.
The exercise price of the Lucky Minerals Options, as determined by the Lucky Minerals Board or the Committee, will not be less than the closing price of the Lucky Minerals Shares on the Exchange on the trading day prior to the date of grant of Lucky Minerals Options.

3.	Lucky Minerals Options under the Lucky Minerals Option Plan may be granted by the Lucky Minerals Board or the Committee to:

(a)	senior officers, directors or employees of Lucky Minerals or an affiliate of Lucky Minerals;

(b)
consultants (other than an employee or director of Lucky Minerals) providing consulting, technical, management or other services to Lucky Minerals, or a consultant company excluding (unless an exemption from prospectus requirements is available under applicable securities laws) a consultant providing investor relations services; and

(c)
an employee of a company providing management services to Lucky Minerals, which management services are required for the ongoing successful operation of the business enterprise of Lucky Minerals but excluding a person engaged in investor relations activities.

4.	The aggregate number of Lucky Minerals Shares that may be reserved for issuance under the Lucky Minerals Option Plan is restricted as follows:

(a)
the aggregate number of Lucky Minerals Shares that may be reserved for issuance for a Lucky Minerals Option to any one individual in a 12 month period must not exceed 5% of the issued Lucky Minerals Shares at the time of grant of the Lucky Minerals Option;

(b)
the aggregate number of Lucky Minerals Shares subject to a Lucky Minerals Option granted to a consultant in a 12 month period must not exceed 2% of the issued Lucky Minerals Shares at the time of grant of the Lucky Minerals Option; and

(c)
the aggregate number of Lucky Minerals Shares subject to Lucky Minerals Options granted to employees involved in investor relations activities must not exceed 2% of the issued Lucky Minerals Shares in any 12 month period at the time of grant of the Lucky Minerals Options.

5.	The term for exercise of Lucky Minerals Options is a maximum of ten years from the date of grant.

6.	All Lucky Minerals Options will be non–assignable and non–transferable except as between an optionee and a wholly–owned personal corporation, with the consent of the Exchange.

7.
The decrease in the exercise price of Lucky Minerals Options previously granted to insiders requires approval by a "disinterested shareholder vote" prior to exercise of such re–priced Lucky Minerals Options.

The Grand Peak Shareholders will be asked at the Meeting to approve by ordinary resolution the Lucky Minerals Option Plan Resolution in substantially the form of resolution 3 set out in Schedule "A" attached to this Circular.

The Board unanimously recommends that shareholders vote FOR the Lucky Minerals Option Plan Resolution.

THE COMPANY AFTER THE ARRANGEMENT

The following is a description of the Company assuming completion of the Arrangement.

Name and Exchange Listing

Upon completion of the Arrangement, the Company will continue to carry on its business under the name "Grand Peak Capital Corp." and the New Shares will be listed on the Exchange. Share certificates for Grand Peak Shares will represent New Shares.

Directors and Officers

Completion of the Arrangement will not cause any changes in the directors of the Company who are elected at the Meeting or of the current officers of the Company.

Business of the Company Following the Arrangement

Following completion of the Arrangement, the Company will continue to operate as a publicly traded financial services company engaging primarily in private equity and merchant banking in Canada and the U.S.

The principal business operations of the Company are summarized below.

Business Overview

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company's shares are quoted on the National Association of Securities Dealers Over–the–Counter Bulletin Board (the "OTCBB") in the United States under the symbol "GPKU" and are listed and posted on the Exchange, in United States dollars, under the symbol "GPK.U".  The Company's primary investment objective is to acquire influential ownership in companies and, through direct involvement, bring about changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long–term shareholder value.  Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

The Company assists companies develop their businesses through active involvement in capital financings, acquisitions and business strategy development. The Company develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Company takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied. In addition, Grand Peak makes various portfolio investments from time to time as such opportunities arise.

The Company's principal sources of funds are its available cash resources, bank financing, public financing and revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. Other than as set out below, the Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

As part of its portfolio investments, Grand Peak purchased a pre-built condominium totaling CDN$1,116,050 in July 2007. The Company has paid cash deposits for the condominium totaling CDN$221,605, with the balance of the purchase price paid as follows: (a) CDN$55,803 on January 1, 2009 and (b) the balance, in the amount of CDN$838,642, due upon completion. Completion of the condominium is expected on or about February 2011.

In the fiscal year ended September 30, 2008, the Company entered into three individual option agreements with respect to three iron ore exploration properties located in close proximity to Shefferville, Québec, as follows:

•
In October 2007, the Company concluded an option agreement with Bedford Resource Partners ("Bedford") to acquire an iron ore exploration project in northern Québec. The option was completed for an acquisition cost of CDN$10,000 to acquire up to a 90% interest ownership of the property. In order for Grand Peak to acquire the 90% interest, it must make additional payments totalling CDN$36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

•
In July 2008, Grand Peak entered into an option agreement with Bedford and 743584 Ontario ("743584 Ontario") consisting of Blocks 44 and 97, constituting a total area of 4,525 hectares. In order to acquire a 100% undivided interest in the property, the Company must, over a six–year period, pay an acquisition fee of $205,000 and implement an exploration work program to the stage of a pre–feasibility study.

•
In August 2008, the Company entered into an option agreement with Bedford and 743584 Ontario consisting of Block 99, with a total area of 88 claims. In order to earn 100% undivided interest in the property, the Company must, over a six–year period, pay an acquisition fee of $230,000 and implement an exploration work program to the stage of pre-feasibility study.

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Grand Peak Shares, of which 13,966,702 were issued and outstanding as at February 23, 2009, and an unlimited number of class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions set forth in the Company's articles, issuable in series, of which none are issued.

Grand Peak Shareholders are entitled to receive notice of any meeting of Grand Peak Shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Grand Peak Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Grand Peak Shares are entitled to receive, on a pro–rata basis, such dividends as the Board may declare out of funds legally available for the payment of dividends. On the dissolution, liquidation, winding–up or other distribution of the assets of the Company, Grand Peak Shareholders are entitled to receive on a pro–rata basis all of the assets of the Company remaining after payment of all of the Company's liabilities and subject to the prior rights attached to the preferred shares of Grand Peak to receive a return of capital and unpaid dividends. The Grand Peak Shares carry no preemptive or conversion rights.

The Board may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the Board. Before the issue of a series of preferred shares, the Board may, at its sole discretion, determine the designation, rights, privileges, restrictions and conditions attaching to the series of preferred shares.

Changes in Share Capital

From February 1, 2008 to February 23, 2009, the Company issued a total of 5,500,000 Grand Peak Shares, which were issued pursuant to a private placement on October 31, 2008. Pursuant to the private placement, the Company issued a total of 5,500,000 units at a price of $0.17 per unit, each unit consisting of one Grand Peak Share and one Grand Peak Share warrant.

As at February 23, 2009, the Company had outstanding warrants to purchase up to 11,260,000 Grand Peak Shares at prices ranging from US$0.23 to US$0.65 as follows:

Number of Warrants Granted	Date of Grant	Expiry Date of Warrants	Exercise Price
760,000(1)	August 1, 2007	August 1, 2009	US$0.65
5,000,000	December 17, 2007	December 19, 2009	US$0.28
5,500,000	October 31, 2008	October 31, 2010	US$0.23
(1)
Effective November 20, 2007, the Company consolidated all of its issued and outstanding securities at a ratio of 5:1. The amount reported reflects the number of warrants granted on a post-consolidation basis.

Trading Price and Volume

The Grand Peak Shares are listed and posted for trading on the Exchange, in U.S. dollars, under the symbol "GPKU" and are quoted on the OTCBB under the symbol "GPKUF". The following tables set forth information relating to the trading of the Grand Peak Shares on the Exchange and the OTCBB for the months indicated:

TSX Venture Exchange
Sales Price
	Low	High	Volume

2008
January	0.45	0.59	10000
February(1)	-	-	-
March	0.30	0.30	500
April	0.30	0.30	957
May	0.30	0.30	762
June	0.455	0.50	4211
July	0.315	0.315	1000
August	0.25	0.25	10000
September	0.285	0.225	42000
October	0.225	0.225	466
November	0.23	0.23	4500
December	-	-	-

(1)	As a result of a cease trade order issued against the Company for late filing of its annual financial statements in February 2008, there was no trading in the Company's common shares in this period. The cease trade order was lifted in March 2008.
(2)	There was no trading in the Company's common shares on the Exchange in this period.

2009
January(1)	-	-	-
February	0.10	0.10	10000
(1)  There was no trading in the Company's common shares on the Exchange in this period.

OTCBB
Sale Price
	Low	High	Volume

2008
January	0.51	0.10	7129
February(1)	-	-	-
March	0.10	0.10	164
April	0.101	0.101	429
May	0.41	0.11	860
June	0.455	0.445	2211
July(2)	-	-	-
August(2)	-	-	-
September	0.101	0.10	361
October	0.20	0.185	466
November	0.05	0.05	161
December	-	-	-
(1)
As a result of a cease trade order issued against the Company for late filing of its annual financial statements in February 2008, there was no trading in the Company's common shares in this period.  The cease trade order was lifted in March 2008.

(2)      There was no trading in the Company's common shares on the OTCBB in this period.

2009
January(1)	-	-	-
February	0.05	0.05	731
(1)      There was no trading in the Company's common shares on the OTCBB in this period.

The price of the Grand Peak Shares as reported by the Exchange and the OTCBB at the close of business on March 2, 2009, was US$0.10 and US$0.05, respectively.

Selected Unaudited Pro–Forma Consolidated Financial Information of the Company

The following selected unaudited pro–forma consolidated financial information for the Company is based on the assumptions described in the respective notes to the Company's unaudited pro–forma consolidated balance sheet as at September 30, 2008, attached to this Circular as Schedule "E". This unaudited pro–forma consolidated balance sheet has been prepared based on the assumption, among other things, that the Arrangement, the Loan and the Private Placement (as hereinafter defined) had occurred on September 30, 2008. The pro–forma consolidated balance sheet has been derived from the audited consolidated balance sheet of the Company as at September 30, 2008, giving effect to the Arrangement. The pro–forma consolidated balance sheet is not intended to reflect the financial position that would have resulted if the events reflected therein had occurred on the dates indicated. In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. The pro–forma consolidated balance sheet should be read in conjunction with the Company's audited September 30, 2008 annual financial statements which are appended to this Circular as Schedule "G".

Pro–forma September 30, 2008 (US$)
(unaudited)
Cash and cash equivalents	$422,471
Other current assets	1,038,130
Deposits on asset	209,417
Equipment	19,180
Mineral properties	60,193
Deferred exploration and development expenses	80,800
Long term investment	200,000
Other	429
Total assets	$2,030,620

Current liabilities	$651,507
Shareholders' equity	1,379,113
Total liabilities and shareholders' equity	$2,030,620

The Company's Year–End Audited Financial Statements

The Company's consolidated audited financial statements for the year ended September 30, 2008 are attached hereto as Schedule "G".

LUCKY MINERALS AFTER THE ARRANGEMENT

The following is a description of Lucky Minerals assuming completion of the Arrangement.

Name, Address and Incorporation

Lucky Minerals was incorporated pursuant to the CBCA on May 7, 2007. Lucky Mineral's registered and records office is located at Suite 1000, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

Intercorporate Relationships

Lucky Minerals does not currently have any subsidiaries.

General Development of Lucky Minerals' Business

The principal business of Lucky Minerals following the Arrangement will be the exploration and development of the Nico Property. Lucky Minerals intends to commence a Phase II exploration program on the Property as recommended by the Ciesielski Justino Report discussed in "– The Nico Property." A decision to implement any further exploration on the Property will be based upon the results of the Phase II exploration program and the availability of further exploration funds. In addition, Lucky Minerals may seek and acquire additional mineral properties worthy of exploration and development.

Lucky Minerals' Business History

In June 2007, Grand Peak, through Lucky Minerals, entered into an agreement (the "Option Agreement") with Diagnos Inc. ("Diagnos") to acquire a 100% interest in the mineral claims comprising the Nico Property.   Pursuant to the terms of the Option Agreement, Grand Peak paid Diagnos an upfront fee of $20,000 in cash and was required to undertake the drilling of three or more exploration holes.  In addition, in the event of a economic deposit discovery on the Property, Diagnos is entitled to payment of a bonus in the amount of $70,000, payable in shares of Lucky Minerals, and a net smelter royalty equal to two (2%) percent.  Diagnos may also purchase, at its option, an additional one (1%) percent net smelter royalty for $1,000,000 at any time within five years of an economic deposit discovery on the Property.  As at the date hereof, Grand Peak is the beneficial owner of the Asset.

In December 2008, the Company determined to focus its business efforts on its principal business activities, being private equity and merchant banking activities in Canada and the U.S., and transfer its interest in the Nico Property to Lucky Minerals, pursuant to a plan of arrangement, in exchange for Lucky Minerals Shares that would be distributed to the Grand Peak Shareholders.

Pursuant to the Arrangement, Lucky Minerals will acquire the Asset from the Company for 20,950,053 Lucky Minerals Shares. In addition, in connection with the Arrangement, Grand Peak and Lucky Minerals entered into the Loan Agreement pursuant to which Grand Peak loaned Lucky Minerals $200,000 on the terms and conditions set forth in the Loan Agreement. These funds, combined with the funds that Lucky Minerals anticipates receiving pursuant to the Private Placement and other funds Lucky Minerals' has on hand, should provide Lucky Minerals with the capital necessary to complete its recommended work program on the Property and for general and administrative expenses and for working capital purposes. Completion of the Arrangement is subject to the approval of the Arrangement by the Grand Peak Shareholders, the Court and the Exchange.

In connection with the Arrangement, Lucky Minerals intends to complete a non-brokered private placement (the "Private Placement") of 4,000,000 flow-through common shares at a price per common share of $0.05, for aggregate gross proceeds of $200,000, on or before the Effective Date. Lucky Minerals will use the funds from this Private Placement for general and administrative expenses and for working capital purposes following completion of the Arrangement.

Trends

Lucky Minerals is a mineral exploration company. Lucky Minerals principal business following the Arrangement will be the exploration and development of the Nico Property. Lucky Minerals may also acquire additional properties and carry out early stage exploration on such mineral properties and then sell, option or joint venture the properties. Accordingly, Lucky Mineral's financial success may be dependent upon the extent to which it can discover mineralization and the economic viability of developing any such additional properties. The discovery of mineralization and the development of properties to the point where they may be sold, optioned or joint ventured may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. As an exploration phase company, Lucky Minerals does not anticipate producing revenues for some time, other than from the sale, optioning or joint venturing of any mineral properties it may acquire. The sale value of any mineralization discovered by Lucky Minerals is largely dependent upon factors beyond Lucky Mineral's control, such as the market value of the contained metals. See "Risk Factors".

Other than as disclosed in this Circular, Lucky Minerals is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon its revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Selected Unaudited Pro–Forma Financial Information of Lucky Minerals

Lucky Minerals was incorporated on May 7, 2007. Lucky Minerals has not yet conducted any commercial operations. The following is a summary of certain financial information on a pro–forma basis for Lucky Minerals as at September 30, 2008, assuming, among other things, completion of the Arrangement, the Loan and the Private Placement as of such date, and should be read in conjunction with the unaudited pro–forma consolidated balance sheet of Lucky Minerals appended to this Circular as Schedule "F". This pro–forma consolidated balance sheet was prepared as if the Arrangement, the Loan and the Private Placement had occurred on September 30, 2008, taking into account the assumptions stated therein. The pro–forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described therein had occurred on September 30, 2008. In addition, the pro–forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

Selected Pro–Forma Financial Information of Lucky Minerals as at September 30, 2008 (US$)
(unaudited)
Cash	$410,000
Mineral properties	20,200
Deferred exploration and development expenses	180,043
Working capital	410,000
Long term liabilities	200,000
Shareholders Equity	$410,243
Number of issued Lucky Minerals Shares	25,150,053

Dividends

Lucky Minerals does not anticipate paying any dividends on its common shares in the short or medium term. Any decision to pay dividends on common shares in the future will be made by the board of directors of Lucky Minerals on the basis of the earnings, financial requirements and other conditions existing at such time.

Business of Lucky Minerals

General

Lucky Minerals will be a Canadian based mineral exploration company whose focus will be the development of the Nico Property. Lucky Minerals may also acquire and explore additional mineral properties as such opportunities arise.

Lucky Minerals will operate and will have an interest in the Nico Property located in the Abitibi region of Québec, which interest will be acquired from the Company pursuant to the Arrangement. Lucky Minerals, building on the Asset, may acquire additional mineral properties, focusing on early stage exploration in districts and areas with known potential for high margin deposits. Lucky Mineral's activities will utilize the experience of a skilled exploration team to take any such properties through discovery to capture the high discovery value of significant deposits.

As the date of this Circular, the Nico Property has no known body of gold, copper, nickel or PGE, and the ability of Lucky Minerals to recover any costs it will incur on the Property is dependent upon Lucky Minerals being able to sell, option or joint venture the Property or identify commercial quantities of gold, copper, nickel or PGE on the Property, for which there can be no assurance.

The amount of Lucky Mineral's projected administrative expenditures is related to the level of financing and exploration activities that are being proposed, which in turn may depend on the general market conditions relating to the availability of funding for exploration–stage resource companies.

The unaudited pro–forma balance sheet of Lucky Minerals has been prepared assuming that Lucky Minerals will carry on its business on a going concern basis. The ability of Lucky Minerals to continue as a going concern depends upon its ability to develop profitable operations and/or to continue to raise adequate financing. Lucky Mineral's only sources of financing are through the issue of common shares from treasury or securities convertible into common shares, optioning or otherwise selling an interest in the Property or one or more properties it may acquire or the exercise of Grand Peak Warrants.

Lucky Mineral's ability to finance additional exploration on the Property beyond the proposed work program to be carried out on the Property is contingent upon the outcome of exploration and the accompanying capital markets, factors which are beyond Lucky Mineral's control. See "Risk Factors". There can be no assurance that Lucky Minerals will be able to continue to raise funds, in which case Lucky Minerals may be unable to fund future exploration and property acquisitions. Should Lucky Minerals be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on Lucky Mineral's balance sheet and insolvency and liquidation with a total loss to shareholders could result.

Liquidity and Capital Resources

In connection with the Arrangement and to assist Lucky Minerals with its business objectives set forth herein, Grand Peak loaned $200,000 to Lucky Minerals on the terms and conditions set forth in the Loan Agreement. Interest on the Loan accrues at the rate of the prime lending rate of the Royal Bank of Canada in effect from time to time for Canadian dollar commercial demand loans plus three (3%) percent per annum. The principal and accrued interest will become due, in full, on December 15, 2011. Lucky Minerals can prepay some or all of the amount outstanding at any time prior to maturity without notice or penalty. Grand Peak advanced the principal amount of the Loan to Lucky Minerals concurrent with the execution of the Loan Agreement on December 15, 2008.

In connection with the Arrangement, Lucky Minerals intends to complete a non–brokered private placement of 4,000,000 flow-through common shares at a price per common share of $0.05, for aggregate gross proceeds of $200,000, on or before the Effective Date. Lucky Minerals will use the funds from this Private Placement for general and administrative expenses and for working capital purposes following completion of the Arrangement.

Lucky Minerals is a development stage mineral exploration company and therefore has no regular source of income other than interest income earned on funds invested in short–term deposits. As a result, Lucky Mineral's ability to conduct operations, including the acquisition, exploration and development of mineral properties, is based on its current cash and its ability to raise funds, primarily from equity sources, and there can be no assurance that Lucky Minerals will be able to do so.

See "Selected Unaudited Pro–forma Financial Information" for information concerning the financial assets of Lucky Minerals resulting from the Arrangement.

Results of Operations

Lucky Minerals has not carried out any commercial operations to date.

Outlook

Lucky Mineral's exploration program and ongoing business will be funded from its working capital. See "Selected Unaudited Pro–forma Financial Information of Lucky Minerals" above.

Description of the Asset

Under the Arrangement, the Company's interest in the Nico Property will be transferred to Lucky Minerals in exchange for 20,950,053 Lucky Minerals Shares. The Nico Property will be Lucky Minerals' only mineral property following the Arrangement.

The Company's interest in the Nico Property is subject to the Option Agreement, the terms and conditions of which are summarized above. See " – Lucky Minerals' Business History".

Summary of Property Commitments

Lucky Mineral's will have no obligation in order to maintain the Property in good standing for the 12 months following the Effective Date.

The Nico Property

The Nico Property is Lucky Minerals only mineral property. The Nico Property is a grassroots exploration project located in the central Abitibi belt in proximity to the interpreted Harricana Fault Zone. The Nico Property has potential for shear zone–hosted gold and nickel–copper–PGE mineralization in ultramafic sills. Most of the previous work in the area of the Nico Property has been limited to geophysical surveys, given the thick glacial overburden and scarce outcrop. A technical report relating to the Property has been filed with the Exchange and the securities regulatory authorities pursuant to NI 43–101.

The following information is condensed and extracted from the Ciesielski Justino Report prepared by Andre Ciesielski and Mario Justino dated February 23, 2009, prepared under NI 43–101 guidelines. Messrs. Ciesielski and Justino are professional geoscientists registered in the Province of Québec, and qualified persons under NI 43–101. The Ciesielski Justino Report is entitled "Grand Peak Capital Corp.; Technical Report on AU-CU-NI-PGE Potential of the Nico Property". The Ciesielski Justino Report may be viewed on SEDAR at www.sedar.com under the Company's profile.

Property Description and Location

Location and Permit Coordinates

The Nico Property comprises 51 map designated claims, (the "Claims") totaling 2083 hectares, in two non–contiguous blocks: Nico West and Nico East (Figure 1). Nico West straddles the boundary between the Maizerets and Dalet Townships, is comprised of 34 Claims totaling 1369 hectares, and extends about 4.9 km north and 4.4 km east. Nico East lies within the Maizerets Township, is comprised of 17 Claims totaling 714 hectares, and extends about 3.2 km north and 3.1 km east.

The list of Claims, including permit numbers and area covered, is presented in Schedule "J". Claims 2086442 to 2086492 are registered under the name of Diagnos and all have an expiry date of May 25, 2009.

Location of Mineralized Zones

In the vicinity of the Nico Property, the main mineralized zone is the Abitibi Asbestos deposit, located 4 km east of the eastern block of Claims and composed of asbestos fiber in folded serpentinized peridotite. Previous evaluation in 1967 and 1970 mentioned a possible 100 million tons of ore, covered by 30 to 40 m of glacial till, extractable in an open pit operation. There is no mine workings or abandoned mine and related tailings or waste deposit on the Property.

- 57
Surface Rights, Environment and Other Permits

To the best of Grand Peak's knowledge, the permit pertaining to the Nico Property is not subject to any surface rights, other than those surface rights related to environmental protection of the mining law. To the knowledge of the Company, the Property has not been legally surveyed.

Access, Resources, Infrastructure, Climate and Physiography

Access, Infrastructure and Resources

The Nico Property can be accessed by all weather gravel roads and a network of logging roads. An all weather gravel road starts off Highway 109, some 20 km north of Amos, runs for 45 km north and ends at the southern edge of the Nico Property. The Harricana River runs northward and passes within 1 km of the eastern edge of Nico East. The Harricana River and its banks are subject to constraints under a proposed protected area designation by Arrête Ministériel 2004–020 (Minister's Order 2004–020). A major power line runs beside Highway 109. Although lumbering in the area of the Property left a good network of gravel roads, both Nico West and Nico East are covered by overgrowth, which in places is very thick.

Topography and Hydrographic Patterns

Topography in the area of the Property is generally flat with swampy areas, meandering streams and slightly more elevated areas. Elevation varies between 280 m and 315 m above mean sea level. Located some 2 km northwest of Nico West, Mont Douaumont, with an elevation of 460 m above mean sea level, is the highest elevation in the area surrounding the Property.

The region in which the Property is located is covered by thick glacial overburden, except for protruding hills, hampering mapping and exploration efforts. Outcrop exposure is scarce to non-existent, except in deeper river valleys.

Population, Climate, Vegetation and Fauna

Amos, population 12,584, is the closest major town to the Nico Property. Amos is the Regional County Municipality seat of the Abitibi Regional County Municipality, and has a major industrial park with two sectors in development. The economy of Amos and larger area includes the services sector, agriculture, forestry and mining. The area has cold winters and mild summers. Average winter temperatures, from December to February, range from -12°C to -16°C with average snow cover from 42 cm to 68 cm. Average summer temperatures, from June to August, range from 14°C to 17°C. In the region, annual precipitation averages 928 millimeters. The forestry cover is typical of central Abitibi, composed of primary poplars and conifers. The fauna comprises large mammals like moose and bears, smaller species, birds and fish typical of southern boreal areas.

Geological Setting

Regional Geological Context

The Nico Property is located within the first volcanic cycle of the NVZ (as hereinafter defined) of the Abitibi subprovince: an Archean greenstone belt, which hosts some of the richest mineral deposits of the Superior Province.

The Abitibi subprovince is divided into a northern volcanic zone ("NVZ") and a southern volcanic zone ("SVZ") on the basis of distinct volcano–sedimentary successions, related plutonic suites and precise U–Pb age determinations. The NVZ is further subdivided into (i) a monocyclic volcanic segment ("MVS") and (ii) polycyclic volcanic segment ("PVS").

The MVS is described as a 1 km to 3 km thick subaqueous basalt plain assemblage dominantly composed of massive, pillowed, and brecciated basalts of tholeiitic composition, with locally developed basaltic komatiities. The NVZ shows banded iron–formation and chert with volcaniclastic deposits locally interstratified with basalts. Dispersed throughout the NVZ are small to large (0.2 km – 5 km thick) subaqueous felsic edifices of massive to brecciated rhyolitic to rhyodacitic lava flows. Volcanic rocks are overlain by sedimentary assemblages of turbidites with intercalated volcangenic conglomerates, shale, banded iron–formation and chert.

The volcano–sedimentary sequence of the NVZ is intruded by synvolcanic and syntectonic plutons. The large synvolcanic plutons, composed of diorite, tonalite, and leucotonalite, commonly occur in the cores of anticlines and regional structures wrap around these rigid bodies. Syntectonic plutons, composed of monzodiorite, tonalite, and granodiorite, are elongate parallel to the predominant tectonic fabric of the belt and occur mostly at the interface between synvolcanic plutons or mafic stratiform complexes and supracrustal rocks.

Certain of the rocks of the NVZ were affected by a continuum of deformational events, consistent with a major north-south compressional event, that generated the following structural features: (1) east trending, sub-vertical, regional folds with an axial planar schistosity; (2) major east trending, 1 km to 4 km wide reverse shear zones of regional extent, such as the Laflamme shear zone; and (3) 1 km to 5 km wide, southeast trending deformation zones such as the Harricana shear zone.

Local Geological Context

The Nico Property lies in an area essentially underlain by pillowed and massive mafic flows, mafic flow breccias, felsic tuffs to lapilli tuffs, mafic tuffs and minor sedimentary rocks. The volcanic sequence is intruded by ultramatic sills and diabase dykes. Within 1 km to 5 km of plutonic contacts, mafic volcanic rocks have been metamorphosed to amphibolite facies.

The fabric of mafic volcanic rocks is concordant with the contacts of surrounding plutons. Mafic volcanic rocks, east and west of the Harricana River, are generally oriented east–west. However, observed deformation features appear to indicate fault zones oriented northwest–southwest are present in the Harricana River valley, possibly a series of sub–parallel fault zones separated by several kilometers.

The Nico Property is mostly underlain by mafic volcanic rocks intruded by a series of ultramafic sills. Due to very poor exposure, much of the geology of the Property is interpreted from airborne magnetic surveys: ultramafic sills display very strong magnetic signatures. Sparse outcrops exposed along the Harricana River consist mostly of massive to pillowed basalts. East of the Nico Property, narrow shear zones in basalts are oriented southwest, northwest and northeast.

The magnetic signature of the area of the Nico Property shows distinct anomalies related to ultramafic rocks that, given a thick glacial cover, was partly used to define the limit of the various units with the surrounding basic volcanic rocks. The anomalies and the ultramafic units considered as large sills are affected by kilometer scale north-trending folds that were mapped in the Abitibi Asbestos deposit area. To the south, smaller folded structures trending to the southwest are possibly continuous with the ultramafic sills and disappear before the Laflamme main shear zone located near east-west between metasedimentary and metavolcanic sequences.

A previous author described the geology and structure of the ultramafic units host to the Abitibi Asbestos mine, located 3.5 km east of the Nico Property. The ultramafic rocks occur as complexly south-easternly plunging folded stock and sill-like bodies that intruded mafic volcanic and sedimentary rocks. Chrysotile veins up to 15 cm wide occur in highly serpentinized peridotite. 92 million tons of asbestos ore grading 3.5% was measured using 93 drill holes totalizing 22,900 m. The previous author also described units of rhyolite, dacite, slate, chert (or pyroclasitc), diorite, and pyroxenite from drill cores. Seven samples taken from serpentinite assayed 0.21% to 0.34% Ni per ton; however, no nickel sulphides were identified.

Deposit Types

Magmatic Nickel Copper Sulphide Deposits

A wide group of deposits containing nickel, copper and PGE occurs as sulphide concentrations associated with a variety of mafic and ultramafic magmatic rocks. Nickel and copper economic minerals occur as sulphide–rich ores that are associated with differentiated mafic and/or ultramatic sills and stocks and ultramafic (komatiitic) volcanic flows and sills. Part of these sulphides may also be remobilized from host metasedimentary or volcanic rocks.

The main target of exploration on the Nico Property is magmatic nickel–copper sulphides that may concentrate in the contact zone between ultramafic sills and tholeiitic flows where deformation and rheologic contrast in many cases induce intense faulting and may remobilize existing sulphide into widespread brecciation. The nickel, copper and PGE potential of the ultramafic sills on the Nico Property has not been fully evaluated. Exploration work on the Abitibi Asbestos chrysotile–rich peridotite sill, located 3.5 km east of the Nico Property, showed limited results.

Shear Zone–Hosted Au Deposits

Shear–zone hosted gold deposits occur commonly as complex networks of quartz and quartz–carbonate veins, in faults and shear zones located within deformed terrains of Archean greenstone belts. These deposits are also known as mesothermal, orogenic, lode, and greenstone–hosted quartz–carbonate vein gold deposits.

Several faults oriented northwest–southeast were mapped in the Harricana River valley possibly composed of a series of kilometers spaced sub–parallel zones. Although not clearly defined due to thick glacial cover, this northwest–southeast series of faults is referred to as the Harricana shear zone or deformation corridor.

The eastern boundary of the Nico East block is located at a distance west of the presumed center of the Harricana shear zone and may be affected by the northwest–trending late–tectonic Archean deformation.

Within the Harricana shear zone, a previous author described a northwest–trending, pyrite–rich, schistose "ankertized" band, 300 m wide and at least 2.6 km long, on the banks of the Harricana River. Drilling in this shear zone, located northwest of the Harricana property and along trend with the Géant Dormant Mine, returned anomalous gold values over 30 m to 50 m widths. Assessment reports on the area located immediately east of the Nico Property indicate potential for gold mineralization. Gold occurs in fractures and shear zones in ultramafic sills and surrounding volcanic, sedimentary and felsic intrusive rocks. Major northwest–trending fault structures appear to control gold emplacement in the region. Geophysical work indicates northwest–trending shear zones are cut and strongly affected by north–south and east–west faults.

A previous author noted that the geological context surrounding the Abitibi Asbestos ultramafic sill compared favorably with the sratigraphy around the Géant Dormant (Sleeping Giant) Mine. Drill hole GDS–98–182, located 2.3 km east–southeast of Nico East, 3.5 km north of the Géant Dormant Mine, is described by one author as strongly sheared and altered ultramafic, mafic and sedimentary rocks. Carbonate, sericite, chlorite, fushsite, with local silica and hematite alteratiuon is present nearly throughout the drill hole's entire length of 227 m. An ultramafic breccia with fuchsite returned 0.226 g/t Au over 23.3 metres. A previous author noted that the alteration and deformation style showed in this hole can be compared with the Porcupine–Detour fault deformation and makes the area a target of choice.

Drill hole DAL–05–88, located 4 km north–northwest of Nico West, intersected a 4 m to 9 m wide shear zone with abundant quartz–carbonate veins, containing 2% to 10% sulphides, that returned a high of 3.94 g/t Au over 0.5 m. The shear zone is at least 600 m long and additional drilling was recommended.

Mineralization

With generally flat topography and deep overburden cover, rock exposure in the region of the Property is very scarce. In the limited exposure encountered during 2008 summer field work carried out by Diagnos on the Property, the following mineralization was observed:

•	outcrops on Nico East show heavily serpentinized massive peridotite with magnetite (highly magnetic) and chrysotile veins;

•	on the western limit of Nico East, outcrops of porphyritic basalt contain disseminated pyrrhotite (1%);

•
in the northern section of Nico West, outcrops of porphyritic basalt contain pyrrhotite (1% – 4%), both disseminated and as small clusters, which are locally cut by minor quartz–carbonate veining, with up to 2% pyrite;

•	towards the southwestern section of Nico West, several outcrops of massive peridotite, serpentinized along fractures, contain magnetite veinlets; and

•	on Nico East, drill hole EM–88–4 encountered andesite with narrow shear and fault zones with epidote alteration and quartz carbonate veinlets.

Historical Exploration

Previous Mapping and Prospectus

Much of the previous work conducted on the Nico Property has been limited to geophysical surveys and geological mapping.

Exploration work in the area of the Nico Property group dates back to the 1950's. Work carried out prior to the 1980's was primarily on large magnetic anomalies associated with ultramafic sills. Since 1980, work has focused on the gold potential of the area following the discovery and opening of the Géant Dormant Mine, which is located 10 km east–southeast of Nico East. In 1988, IMCO Resources Ltd. explored for gold, PGE, and nickel in the Abitibi Asbestos peridotite sill, located 3.5 km east of Nico East, and in surrounding volcanic rocks.

Exploration carried out by Grand Peak

On behalf of Grand Peak, Diagnos conducted a site visit and exploration work on Nico West and Nico East in August 2007 to evaluate accessibility to the area of the Property. A total of eight rock samples were collected and sent for analysis to ALS Chemex in Val–d'Or, Québec. One sample returned 0.020 ppm Au.

In the summer of 2008, Diagnos conducted compilation work followed by a first phase of exploration on the Nico Property. Fieldwork was carried out from July 21, 2008 to August 3, 2008, and included geographical mapping, prospecting, rock sampling and soil sampling.

CARDS Computer System

CARDS is a computer system used by researchers at Diagnos to identify areas with a high statistical probability of similarity to know areas of mineralization. The backbone of CARDS is the MCubiX–KE (knowledge extraction) data mining mathematical engine.

MCubiX–KE uses powerful pattern recognition algorithms to learn the signatures of positive and negative data points to create a model that can make predictions on the positive or negative nature of new data points. MCubiX–KE uses these algorithms to analyze digitally compiled exploration data and identify points (targets) with signatures similar to know areas of mineralization.

Data is entered into CARDS in the form of geo–referenced data points and images. Each point in the database is linked to its own set of characteristics that are extracted from a variety of sources, for example:

•	geological maps – rock type and alteration;

•	geophysical surveys – total magnetic field, residual field, first derivative field and gravity; and

•	geochemical surveys – rock, soil, lake bottom and drill hole assays.

Targets generated by CARDS should be evaluated in conjunction with all readily available geological data in the evaluation of the economic potential of a property as well as in the outlining of exploration and drill targets.

Work Program

As a first phase of exploration, a Mobile Metal Ion™ ("MMI") orientation survey was planned due to the poor outcrop exposure and deep overburden of the area of the Property. A total of 14 survey lines were planned to cover selected targets. Survey lines, and areas of known outcrops, were mapped and prospected.

A total of 133 rock samples, mostly from outcrop, were collected and delivered for analysis to ALS Chemex in Val–d'Or, Québec. A total of 106 soil samples were collected and sent for MMI analysis to SGS Minerals Services in Toronto.

All survey liens have been walked and no outcrops were found. However, outcrops located away from the survey lines were sampled. Of the 14 planned survey lines, only 6 were completed. Additional work on the claims to complete the MMI survey is planned for the fall of 2009.

Geochemical Results

Rock Samples

A total of 133 rock samples collected on the Nico Property were analyzed for a multi–element suite including Ni, Cu, Au and PGE. These include 8 channel samples and 125 grab samples from mostly outcrop and a few from float. Samples are comprised mostly of basalt and peridotite, locally showing quartz veining.

Sample assays show weak concentration of gold, copper, nickel, platinum ("Pt") and palladium ("Pd") and probably related to low sulphide content in host rocks. Statistics presented in the table below show higher gold and palladium values in quartz vein–rich basalts and higher platinum values in both basalts. Gold anomalies are related to north–south and east–west structures. As expected, peridotite is richer in nickel and basalt is richer in copper, related to sulphide content in the latter.

Rock Sample Assay Statistics

Basalt/Porphyritic Basalt Without Quartz Veins, Outcrop
	Cu PPM	Ni PPM	Au PPM	Pt PPB	Pd PPS
Min.	62	48	0.002	5	1
Max.	193	185	0.026	31	78
Median	133	88	0.005	9	15
Average	132	96	0.006	10	16
N Total	24	24	24	24	24
N* Below Detection**	-	-	-	5	3
Basalt/Porphyritic Basalt With Quartz Veins, Outcrop–Grab
Min.	13	25	0.003	5	1
Max.	138	187	0.043	19	109
Median	87	89	0.005	8	11
Average	87	98	0.013	9	20
N Total	9	9	9	9	9
N* Below Detection**	-	-	-	3	0
Peridotite Without Quartz Veins, Outcrop–Grab and Channel
Min.	4	594	0.001	5	1
Max.	66	2040	0.015	34	33
Median	16	1710	0.001	5	2
Average	20	1688	0.002	6	3
N Total	81	81	81	81	81
N* Below Detection**	-	-	9	65	9

Lower Detection Limit	1	1	0.001	0.005	0.001
(1)        Number of samples below element detection limit.
(2)        **Samples below detection limit = value set to detection limit.

Soil Samples

MMI Soil Survey

At the time the Ciesielski Justino Report was prepared, only 6 of the 14 planned MMI soil survey lines were sampled. A total of 106 soil samples were collected and sent for MMI analysis to SGS Minerals Services in Toronto. Results of MMI analyses are expressed for specific metallic ions by a response ratio which is calculated by comparing each sample with the lower quartile average of the 106 results. Response ratios above 5 can be considered anomalous.

Au Response

MMI gold response shows an average of 2.6 and a maximum value of 14. The distribution of 9 ratio values above 5 are located either vertically on lithological contacts between basalt and peridotite or inside ultramafic sills. On Nico West, the anomalies coincide with input conductors locally parallel to the interpreted basalt/peridotite contact. The conductors may follow regional deformation and could be related to sub–concordant folded and faulted graphite and/or sulphide mineralization. The anomalies may also be related to north–south or northwest–trending shear zones recorded on the main peridotite outcrop on Nico East. The north–west faults may be related to documented regional deformation and related carbonate hosted mineralization of the Harricana interpreted deformation corridor.

Ni Response

MMI nickel response shows an average of 2.3 and a maximum of 8.3. The distribution of 10 values above 5 is vertically located above the interpreted basalt/peridotite contact and inside the ultramafic sill on both Nico East and Nico West. The anomalies locally coincide with sub–parallel input conductors and may be related to magmatic sulphide mineralization remobilized by deformation comparable to the Marbridge nickel deposit located south of Amos and hosted in similar although more exposed geological context.

Cu Response

MMI copper response shows an average of 4.3 and a maximum value of 16.8. There are 34 distributions with a value above 5. Higher values are vertically located above or near the interpreted basalt/peridotite contact while medium values are spread within the ultramafic sills. Much like nickel, the anomalies do coincide with input conductors mainly on Nico West and may be related to magmatic sulphide mineralization that may be remobilized by late–Archean deformation near faulted lithogical contacts.

Zn Response

MMI zinc ("Zn") response shows an average of 4.7 and a maximum value of 14. There are 49 distributions with a value above 5. Values are vertically located above or near the interpreted basalt/peridotite contact and are also spread within the ultramafic sills. Much like nickel, the anomalies coincide with input conductors especially on Nico West, and may be associated with copper in magmatic sulphide mineralization that may be remobilized by late–Archean deformation near faulted lithological contacts.

Zn averages 32.8 with maximum value of 12.1. Cobalt anomalies average 3.3 with maximum value of 28.6. Both metals show distribution vertically above basalt/peridotite contact and within the ultramafic sills and are more or less coinciding with input conductors, much like the metals described above. Although cobalt can be found in sulphides, it is considered as a secondary mineralization product.

Because only 6 of the 14 planned survey lines were completed, results of the MMI survey are preliminary, awaiting completion of the remainder of the planned survey.

Drilling Program

No drilling took place on the Nico Property during the first phase of exploration.

Sampling Method and Approach

Rock samples were collected form exposed outcrops and float. Grab and channel samples were taken over selected outcrops. Samples were bagged and identified with sample tags supplied by ALS Chemex.

The MMI sampling technique requires samples be collected at a constant depth below the interface between leaf and twig litter on surface, and completely decomposed material. The sample should be taken as a continuous plug between 10 cm to 25 cm below the organic/inorganic interface. Attention was taken not to contaminate the sample with jewellery or sampling apparatus. Notes including soil type, humus depth and topography were collected at every sample station.

Sample Preparation, Analyses and Security

All rock samples were kept under lock until hand delivered for analysis to ALS Chemex in Val–d'Or, Québec. For quality control purposes, commercial rock assay standards, duplicate field samples and sample blanks were added to submitted rock samples.

All soil samples were kept under lock until shipped by courier for analysis to SGS Minerals Services in Toronto. Samples were not processed prior to being sent for analysis.

Rock samples were prepared at the ALS–Chemex laboratory in Val–d'Or in accordance with well established and secure protocol.

Soil samples were analyzed using MMI™ analytical protocol which uses weak ion extraction and ICP–MS trace element analysis to improve the geochemical response over buried mineralization zones.

Both ALS Chemex and SGS Minerals Services are well–known reputable laboratories that meet international standards for geochemical analysis.

Adjacent Properties

A total of 8 claims are adjacent to the Nico Property. Three claims are east of Nico East, three claims are to the west of Nico West and two claims are to the north of Nico West. The claims belong to Diagnos and expire in February 2010. It is unknown whether any exploration work is currently being carried out on these claims.

Mineral Processing and Mineralogical Testing

No mineral processing or metallurgical testing has been carried out on the Nico Property samples.

Mineral Resources and Mineral Reserve Estimates

No mineral resource nor mineral reserve estimate was performed using the Nico Property results.

Recommendations

The recommended Phase II work program on the Nico Property is as follows:

•	finalize the MMI sampling profile as planned in the first phase exploration program;

•	proceed with systemic stripping of the basalt outcrops in order to detect additional, possibly mineralized quartz veining;

•	map in detail the brittle deformation on all outcrops in order to better define possible structural control of mineralization;

•	investigate geophysical surveys allowing evaluation of the glacial overburden thickness, possibly using electromagnetic techniques;

•	proceed with ground magnetic survey in order to locate lithological contacts near surface; and

•
evaluate the pertinence of electromagnetic or induced polarization profiling in order to properly locate contacts between ultramafic skills and surrounding basalts at depth and possibly delineate chargeability or conductive anomalies corresponding to specific sulphide mineralization.

Drill targets may be established once proper geophysical techniques have been applied to the Property.

The budget for the above work is as follows:

Item	Estimated Cost
Project Management	$15,750
Data compilation/project study	$7,500
Assessment Report/Government Filing	$7,500
Field Work	$75,600
Geophysical instrument rental	$9,240
Outcrop stripping	$20,400
Room and board	$14,490
Transportation	$7,459
Equipment	$3,000
Geological assays	$24,300
Administration(1)	$7,387
Contingencies	$9,261
Total	$201,887
(1)      On field expenses only.

Available Funds

Lucky Minerals received $200,000 from the Company pursuant to the Loan Agreement concurrent with the execution thereof on December 15, 2008.

On or before the Effective Date, Lucky Minerals intends to complete a non-brokered private placement of 4,000,000 flow-through common shares at a price per common share of $0.05, for aggregate gross proceeds of $200,000.

The estimated unaudited pro–forma working capital of Lucky Minerals at September 30, 2008 is $410,000, which will be available to Lucky Minerals upon completion of the Arrangement (the "Available Funds").

Principal Purposes for Available Funds

Assuming completion of the Arrangement, Lucky Minerals will use the Available Funds, as follows:

Use of Available Funds
To pay for the recommend Phase II work program on the Property(1)	$200,000
To fund general and administrative expenses for 12 months(2)	$100,000
To provide working capital	$100,000
Total	$400,000
(1(1) See "–The Nico Property – Recommendations".
(2(2) The funds available will be sufficient to meet Lucky Mineral's administration costs for the next 12 months. See "Administration Expenses".

Lucky Minerals does not have any obligations in order to maintain the Property in good standing for the first 12 months following the Effective Date.

Lucky Minerals currently intends to spend the Available Funds as set out above. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary. Lucky Minerals will only redirect funds to any other property on the basis of a recommendation from a professional geologist or engineer.

Administration Expenses

The following table discloses the estimated aggregate monthly and yearly, general and administrative expenses that will be incurred by Lucky Minerals:

Type of Administrative Expense	Monthly Estimated Expenditure	12–Month Estimated Expenditure
Rent and office services	$1,000	$12,000
Professional fees(1)	$4,583	$55,000
Regulatory filing fees	$1,916	$23,000
Costs payable to Lucky Mineral's executive officers for services(2)	$833	$10,000
Total	$8,333	$100,000
(1(1) Legal, audit and accounting.
(2(2) See "Proposed Executive Compensation of Lucky Minerals".

Share and Loan Capital of Lucky Minerals

The following table represents the share and loan capitalization of Lucky Minerals as at September 30, 2008, both prior to and assuming completion of the Arrangement.

Share Capital	Authorized	Prior to the Completion of The Arrangement	After Completion of the Arrangement
Common Shares	Unlimited	200,000	25,150,053(1) (2)
(1(1)  This figure does not include up to an estimated 16,890,000 Lucky Minerals Shares to be issued under the Lucky Minerals Commitment based on the outstanding Grand Peak Warrants as at the date hereof.

(2(2) Assuming completion of the Private Placement on September 30, 2008.

Each Lucky Minerals Share carries one vote at all meetings of shareholders, participates rateably in any dividends declared by the directors of Lucky Minerals on the Lucky Minerals Shares, and is entitled, on the liquidation, dissolution, winding–up or other distribution of assets of Lucky Minerals for the purposes of winding–up its affairs, to a pro–rata share of the assets of Lucky Minerals after payment of all its liabilities and obligations.

In connection with the Arrangement and to assist Lucky Minerals with its business objectives herein, Grand Peak loaned to Lucky Minerals $200,000 on the terms and conditions set forth in the Loan agreement. Interest on the Loan accrues at the rate of the prime lending rate of the Royal Bank of Canada in effect from time to time for Canadian dollar commercial demand loans plus three (3%) percent per annum. The principal and accrued interest will become due, in full, on December 15, 2011. Lucky Minerals can prepay some or all of the amount outstanding at any time prior to maturity without notice or penalty. Grand Peak advanced the principal amount of the Loan to Lucky Minerals concurrent with the execution of the Loan Agreement on December 15, 2008.

Fully Diluted Share Capital of Lucky Minerals

The pro–forma fully diluted share capital of Lucky Minerals, assuming completion of the Arrangement, the Private Placement and the exercise of all Grand Peak Warrants, is set out below:
Designation of Lucky Minerals Securities	Number of Lucky Minerals Shares	Percentage of Total
Subscriber's share issued on incorporation	200,000	0.48%
Shares pursuant to Private Placement	4,000,000	9.51%
Lucky Minerals Shares issued in exchange for the Property, which shares will be distributed to the Grand Peak Shareholders	20,950,053	49.83%
Lucky Minerals Shares to be issued pursuant to the Lucky Minerals Commitment(1)	16,890,000	40.18%
Total	42,040,053	100%
(1)      Based on 11,260,000 Grand Peak Warrants being outstanding as at the date hereof.
(2)	Does not include any common shares of Lucky Minerals that may be issued to Diagnos pursuant to the Option Agreement. See "- Lucky Minerals' Business History".

Prior Sales of Securities of Lucky Minerals

Lucky Minerals issued 200,000 common shares to Grand Peak at a price of $0.05 per common share on incorporation on May 7, 2007.

On or before the Effective Date, Lucky Minerals intends to complete a non-brokered private placement of 4,000,000 flow-through common shares at a price per common share of $0.05, for aggregate gross proceeds of $200,000.

Options and Warrants

Stock Options

The Grand Peak Shareholders will be asked at the Meeting to approve the Lucky Minerals Option Plan. See "Approval of the Lucky Minerals Stock Option Plan". As of the Effective Date, assuming approval of the Lucky Minerals Option Plan by the Grand Peak Shareholders, there will be 2,515,005 Lucky Minerals Shares available for issuance under the Lucky Minerals Option Plan.

Convertible Securities

The following convertible securities of Lucky Minerals will be outstanding as of the Effective Date.

As of the date of this Circular, Lucky Minerals has not granted any options under the Lucky Minerals Options Plan.

Designation of Security	Date of Expiry	No. of Common Shares issuable upon exercise		Exercise Price(2)
Lucky Minerals Commitment	Various	16,890,000	(1)	$	US0.23 –US$0.65
(1(1)    The number of Lucky Minerals Shares issuable is based on 11,260,000 Grand Peak Warrants being outstanding as of the date hereof.
(  (2)    Pursuant to the Arrangement Agreement, Grand Peak will, as agent for Lucky Minerals, collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant exercised after the Effective Date, with the balance of the exercise price to be retained by Grand Peak, determined in accordance with the Arrangement Agreement.

Principal Shareholders of Lucky Minerals

To the knowledge of the directors and executive officers of the Company, no person or company will hold, directly or indirectly, as of the Effective Date or will have control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of the issued Lucky Minerals Shares as of the Effective Date.

Directors and Officers of Lucky Minerals

The following table sets out the names of the current and proposed directors and officers of Lucky Minerals, the municipalities of residence of each, all offices currently held by each of them, their principal occupations within the five preceding years, the period of time for which each has been a director or executive officer of Lucky Minerals, and the number and percentage of Lucky Minerals Shares to be beneficially owned by each, directly or indirectly, or over which control or direction will be exercised, upon completion of the Arrangement.

Name, Province and Country of Residence	Principal Occupation or Employment During the Past 5 Years	Current Position(s) with the Company	Director Since	Number of Securities Beneficially Owned or over which Control or Direction is Exercised
Navchand Jagpal British Columbia, Canada	President and Chief Executive Officer of the Company from July 2006 to present; Chief Financial Officer of the Company from July 2006 to February 2009; Managing Director of JC Business Alliance Group from November 1996 to January 2003; Chief Financial Officer and Corporate Secretary of American United Gold Corp. from August 2004 to November 2005; Corporate Secretary of Anderson Gold Corp. from December 2003 to November 2006.	President, Secretary and Director	2007	Nil
Jamie Lewin(1) British Columbia, Canada	Chief Financial Officer and Director of Abenteuer Resources Corp. from 2006 to present; Chief Financial Officer of Dussault Apparel Inc. from 2007 to 2008; Manager of Finance and Administration of the Canadian National Institute for the Blind, BC/Yukon Division from 2006 to present.	Chief Financial Officer and Director	2008	Nil
J. Lewis Dillman(1) British Columbia, Canada	President and Chief Executive Officer of Western Eagle Resources Corp. from 1995 to present; Funding Director of Abington Ventures Inc. from June 1999 to present; Director of Zappa Resources Ltd. from July 2002 to present; Director of Abenteuer Resources Corp. from June 2006 to present.	Director	2007	Nil
David Rigg Ontario, Canada	President, Chief Executive Officer and Director of Alexis Minerals Corporation from 2003 to present; Chief Executive Officer of Golden Tag Resources Ltd. from 2005 to present; Director of Golden Tag Resources Ltd. from 2003 to present.	Director	2008	Nil
André Larente(1) Québec, Canada	President and Chief Executive Officer of Diagnos Inc. from 2004 to present and chairman of the Board of Directors of Diagnos Inc. from 2003 to present.	Director	2008	Nil

The members of Lucky Minerals' Audit Committee are Jamie Lewin, J. Lewis Dillman and André Larente. Lucky Minerals has not established a Compensation Committee.

Management of Lucky Minerals

The following is a description of the individuals who will be directors and officers of Lucky Minerals following the completion of the Arrangement:

Navchand Jagpal, President, Secretary and Director. Navchand Jagpal is presently the Chief Executive Officer and President of the Company. Mr. Jagpal was previously the Managing Director of JC Business Alliance Group, Chief Financial Officer and Secretary of American United Gold Corp. and Corporate Secretary of Anderson Gold Corp.

Jamie Lewin, Chief Financial Officer and Director. In addition to being the Chief Financial Officer of Abenteuer Resources Corp., Mr. Lewin is Manager of Finance and Administration of the Canadian National Institute for the Blind, BC/Yukon Division. Previously, Mr. Lewin had occupied financial positions with companies on the former Vancouver Stock Exchange and the Alberta Stock Exchange. Mr. Lewin has 15 years of progressive experience and responsibility in accounting, financial analysis, financial management and business administration.

J. Lewis Dillman, Director. J. Lewis Dillman is a seasoned management executive with more than 15 years of experience in the public and private resource industry. Mr. Dillman has served as President and founding director of several publicly–traded resource companies. Mr. Dillman currently serves as Chief Financial Officer of the Company, President and Director of Abenteuer Resources Corp., President, Chief Executive Officer and Director of Sun Cal Energy Inc., and as President and Chief Executive Officer of Western Eagle Resources Corp. Mr. Dillman has also assisted several venture oil startups on numerous resource projects, including United Rayore Gas, a Canadian listed company that drilled and/or participated in more than 80 horizontal wells throughout Alberta and Saskatchewan. Mr. Dillman holds a Masters degree in International Affairs from Columbia University in New York with a specialization in international banking and finance. Mr. Dillman is also a director of Zappa Resources and Abington Ventures Inc., both listed on the Exchange, and is actively engaged in oil and gas production and exploration activities throughout North America.

David Rigg, Director. David Rigg has 30 years of experience in the mining industry, largely in Canada and with international experience in Zimbabwe and Sweden. Mr. Rigg was the Project Manager involved in the discovery of the T-Antiform, the current Musselwhite Mine in northwest Ontario. During his ten years as Chief Geologist and Exploration Manager for Agnico Eagle in Val-d’Or, he brought the Dumagami deposit into commercial production and identified the potential of, and laid out the program which made, the LaRonde Mine Discovery. He also directed exploration at the Goldex property and made the discovery of the Goldex Extension Deposit, currently being brought to production, and the Eagle West Deposit in Joutel. In Africa, based in Zimbabwe, he managed over 5 million acres of properties across four countries, increased resources at the Indarama Mine by 0.5 million ounces gold and supervised the discovery of several new Kimberlite pipes in diamond exploration programs. In Sweden, as Director of Exploration for Boliden AB, he was responsible for exploration across Sweden and in nine operating mines. During his tenure, discoveries at operations included the Lappberget deposit (Garpenberg Mines), H-ore Zone (Kristenberg Mine), down-plunge Renstrom Mine and the Dorotea Pb-Zn Deposit on the Norwegian border. Mr. Rigg joined Alexis Minerals Corporation as President and Chief Executive Officer in September 2003, and become a Director of Golden Tag Resources Ltd. that same year. In 2005, Mr. Rigg also became the Chief Executive Officer of Golden Tag Resources Ltd. Mr. Rigg obtained a B.A. and M.A. from King's College, Cambridge University, England and an M.Sc. at Queens University in Kingston, Ontario.

André Larente, Director. André Larente is the President, Chairman and Chief Executive Officer of Diagnos Inc. Mr. Larente has been active in the information technology sector for more than 26 years. Mr. Larente has extensive informatics, software and engineering expertise, including leadership roles as General Manager for Siemens, Area Vice President for Newbridge Networks, Vice President for Legent Corporation, Director of Sales-Eastern Canada for Cognos Corporation, as well as twelve years at Honeywell in various sales positions. Mr. Larente is a graduate of Sherbrooke University and holds a Bachelor of Commerce and Management Information Systems degree.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of Lucky Minerals is, or within the ten years prior to the date of this Circular has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of Lucky Minerals has, during the ten years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

No director, officer, promoter or other member of management of Lucky Minerals has, during the ten years prior to the date of this Circular, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of Lucky Minerals are required by law to act honestly and in good faith with a view to the best interest of Lucky Minerals and to disclose any interests which they may have in any project or opportunity of Lucky Minerals. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Lucky Minerals will participate in any project or opportunity, that director will primarily consider the degree of risk to which Lucky Minerals may be exposed and its financial position at that time.

Except as disclosed in this Circular, to the best of the Company's knowledge, there are no known existing or potential conflicts of interest among Lucky Minerals and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

Executive Compensation of Lucky Minerals

The executive officers of Lucky Minerals (the "Executive Officers") are:

Navchand Jagpal	–	President and Secretary
Jamie Lewin	–	Chief Financial Officer

Lucky Minerals does not have an employment contract with any of its Executive Officers pursuant to which the Executive Officers will be compensated for their services as executive officers of Lucky Minerals.

Indebtedness of Directors and Executive Officers of Lucky Minerals

No individual who is, or at any time from the date of Lucky Minerals' incorporation to the date hereof was a director or executive officer of Lucky Minerals, or an associate or affiliate of such an individual, is or has been indebted to Lucky Minerals.

Lucky Mineral's Auditor

DeVisser Gray LLP, Chartered Accountants of 401 – 905 West Pender Street, Vancouver, British Columbia V6C 1L6 are the auditors of Lucky Minerals.

Lucky Mineral's Material Contracts

The following are the contracts which are material to Lucky Minerals and which have been entered into within the two years prior to the date of this Circular:

1.	the Arrangement Agreement;
2.	the Loan Agreement;
3.	the Lucky Minerals Option Plan; and
4.	the Option Agreement.

The material contracts described above may be inspected at the registered office of Lucky Minerals at 1000 – 925 West Georgia Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and for a period of thirty days thereafter.

Promoters

The Company is the promoter of Lucky Minerals.

TRANSFER AGENT AND REGISTRAR

Grand Peak's registrar and transfer agent is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

Prior to the Effective Date, Lucky Mineral's intends to appoint Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 as its registrar and transfer agent.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company or Lucky Minerals is or is likely to be a party or of which any of its properties are, or to the best of knowledge of management of the Company or Lucky Minerals, are likely to be subject.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders of the Company may contact the Company to request copies of the Company's financial statements and management's discussion and analysis by sending a written request to Suite 900, 555 Burrard Street, Vancouver, British Columbia, V7X 1M8, Attention: Secretary. Financial information is provided in the Company's comparative financial statements and management discussion and analysis for its most recently completed financial year.

EXPERTS

Sangra Moller LLP, Barristers and Solicitors, solicitors for the Company and Lucky Minerals, have prepared a summary of the principal Canadian Federal Income Tax considerations generally applicable to the holders of Grand Peak Shares disclosed under the heading "Income Tax Considerations – Canadian Federal Income Tax Considerations".

The audited consolidated financial statements of the Company as at September 30, 2008 and 2007, and included in this Circular, have been so included in reliance upon the report of DeVisser Gray LLP, Chartered Accountants, and upon the authority of such firm as experts in accounting and auditing. DeVisser Gray LLP, Chartered Accountants, is independent within the meaning of the applicable rules of professional conduct in Canada.

Andre Ciesielski and Mario Justino are the authors of the technical report titled "Grand Peak Capital Corp.; Technical Report on AU–CU–NI–PGE Potential of the Nico Property" dated February 23, 2009, which was prepared in accordance with NI 43–101. The technical information concerning the Property that is described in this Circular has been extracted from the Ciesielski Justino Report.

The above mentioned technical report is available on SEDAR at www.sedar.com under the Company's profile. None of the authors of the above report held any securities of the Company or of Lucky Minerals when they prepared the report referred to above or following the preparation of such report, nor did they receive any direct or indirect interest in any securities of the Company or Lucky Minerals.

Each of the above named experts has advised the Company that they beneficially own, directly or indirectly, less than 1% of the outstanding Grand Peak Shares, and as a group they own less than 1% of the issued Grand Peak Shares.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of this Circular.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board.

Dated at Vancouver, British Columbia this 23rd day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS
of Grand Peak Capital Corp.

/s/ "Navchand Jagpal"
Navchand Jagpal
President and Chief Executive Officer

CERTIFICATE OF THE CORPORATION

Date: February 23, 2009

The foregoing management information circular constitutes full, true and plain disclosure of all material facts relating to the transactions contemplated in this management information circular as required by the securities legislation of the Provinces of British Columbia, Alberta, and Manitoba.

By: /s/ "Navchand Jagpal"	By: /s/ "J. Lewis Dillman"
Navchand Jagpal	J. Lewis Dillman
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

By: /s/ "Navchand Jagpal" Navchand Jagpal Director

By: /s/ "J. Lewis Dillman" J. Lewis Dillman Director	By: /s/ "Thomas J. Kennedy" Thomas J. Kennedy Director

AUDITORS’ CONSENT

Re: Grand Peak Capital Corp.
(the “Company”)

We have read the management information circular of the Company dated February 23, 2009 relating to its proposed spin-off of an interest in an exploration asset to Lucky Minerals Inc., and subsequent related transactions.  We confirm that we have complied with Canadian generally accepted standards for an auditor’s involvement with Management Information Circulars.

We consent to the use in the above-mentioned management information circular of our report to the shareholders of the Company in respect to its consolidated balance sheet as at September 30, 2008 and its consolidated statements of operations and deficit and cash flows for the year then ended.  Our report was dated January 28, 2009.

Yours truly,

/s/ De Visser Gray LLP

CHARTERED ACCOUNTANTS
Vancouver, BC

SCHEDULE "A"

RESOLUTIONS FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF
GRAND PEAK CAPITAL CORP.

Capitalized words used in this Schedule "A" and not otherwise defined shall have the meaning ascribed to such terms in the Circular.

1.           To approve the Company's Stock Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the stock option plan (the "Option Plan") of the Company, substantially in the form presented to the directors of the Company and attached as Schedule "H" to the Circular, be and is hereby affirmed, ratified and approved. The form of the Option Plan may be amended in order to satisfy the requirements, requests or recommendations of any regulatory authority without requiring further approval of the shareholders of the Company, and each director and officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

2.
notwithstanding this resolution having been duly passed by the shareholders of the Company, the directors of the Company be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Company.

2.           To approve the Arrangement

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Arrangement Agreement dated December 15, 2008, between the Company and Lucky Minerals, attached as Schedule "B" to the Circular, is hereby affirmed, ratified and approved;

2.	the Arrangement under Section 195 of the Act, substantially as set forth in the Plan of Arrangement attached as Exhibit I to Schedule "B" of the Circular, is hereby approved and authorized;

3.
notwithstanding that this special resolution has been passed by the Grand Peak Shareholders or that the Arrangement has received the approval of the Court, the board of directors of the Company may amend the Arrangement Agreement and/or decide not to proceed with the Arrangement or revoke this special resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement with the Registrar without further approval of the Grand Peak Shareholders; and

4.
any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this special resolution (including, without limitation, the execution and delivery of Articles of Arrangement to the Registrar), the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.           To approve the Lucky Minerals Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Lucky Minerals Option Plan adopted by Lucky Minerals be, and the same is, hereby approved, ratified and affirmed;

2.
the directors of Lucky Minerals be, and are hereby, authorized until the date of the next annual general meeting to grant stock options pursuant to the terms and conditions of the Lucky Minerals Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Lucky Minerals Shares at the time of each grant of stock options;

3.	the granting of stock options to insiders of Lucky Minerals under the Lucky Minerals Option Plan be, and is hereby, approved;

4.
any director or officer of Lucky Minerals be and is hereby authorized, for or on behalf of Lucky Minerals, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions, and, to the extent that any such documents and instruments were executed and delivered prior to the date hereof, the execution and delivery thereof by any director or officer be, and is hereby, approved, ratified and affirmed; and

5.
notwithstanding this resolution having been duly passed by the shareholders of the Company, the directors of the Lucky Minerals be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Company.

SCHEDULE "B"

THE ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 15th day of December, 2008.

BETWEEN:

GRAND PEAK CAPITAL CORP., a corporation existing under the laws of the Yukon Territory, with a head office at Suite 900 – 555 Burrard Street, Vancouver, British Columbia V7X 1M8

("Grand Peak")

AND:

LUCKY MINERALS INC., a corporation incorporated under the laws of Canada, having an address at Suite 900 – 555 Burrard Street, Vancouver, British Columbia V7X 1M8

("Lucky Minerals")

WHEREAS:

A. Grand Peak and Lucky Minerals have agreed to proceed with a corporate restructuring by way of a statutory plan of arrangement pursuant to which:

(i)	The Asset will be transferred to Lucky Minerals in exchange for common shares of Lucky Minerals;

(ii)	Grand Peak will reorganize its capital; and

(iii)	Grand Peak will distribute the common shares of Lucky Minerals which it receives in exchange for the Asset to the Grand Peak Shareholders;

B. Grand Peak proposes to convene a meeting of the Grand Peak Shareholders to consider the Arrangement pursuant to the Arrangement Provisions of the YBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit II hereto; and

C. Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the promises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND EXHIBITS

1.1 Definitions: In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	"Agreement" means this agreement including the exhibits attached hereto as same may be amended or restated from time to time;

(b)	"Arrangement" means the arrangement pursuant to the Arrangement Provisions of the YBCA as contemplated by the provisions of this Agreement and the Plan of Arrangement;

(c)	"Arrangement Provisions" means Section 195 of Part 15 – "Corporate Reorganization and Arrangements" of the YBCA;

(d)	"Articles of Arrangement" means the articles of arrangement of Grand Peak in respect of the Arrangement that are required by the YBCA to be filed after the Final Order is granted;

(e)
"Asset" means the option of Grand Peak to acquire a 100% interest in the mineral claims comprising the Nico Property, which option is to be transferred to Lucky Minerals pursuant to the Arrangement and is described in further detail in Exhibit I hereto;

(f)	"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g)	"Closing Date" means the date on which the Lucky Minerals Shares are listed on the Exchange;

(h)	"Court" means the Supreme Court of the Yukon Territory;

(i)	"Effective Date" shall be the Closing Date;

(j)	"Exchange" means the TSX Venture Exchange;

(k)	"Exchange Factor" means the number arrived at by dividing 20,950,053 by the number of issued Grand Peak Shares as of the Share Distribution Record Date;

(l)	"Final Order" means the final order of the Court approving the Arrangement;

(m)	"Grand Peak Class A Shares" means the renamed and redesignated Grand Peak Shares as described in §3.1(b)(i) of the Plan of Arrangement;

(n)	"Grand Peak Class B Preferred Shares" means the Class "B" preferred shares without par value which Grand Peak will create and issue pursuant to §3.1(b)(iii) of the Plan of Arrangement;

(o)
"Grand Peak Meeting" means the annual general and special meeting of the Grand Peak Shareholders to be held on January 30, 2009, and any adjournment(s) or postponement(s) thereof, to consider, among other things, and if deemed advisable approve, the Arrangement;

(p)	"Grand Peak Shareholder" has the meaning ascribed to such term in §3.3 of the Plan of Arrangement;

(q)	"Grand Peak Shares" means the common shares without par value in the authorized share structure of Grand Peak, as constituted on the date hereof;

(r)	"Grand Peak Warrants" means share purchase warrants of Grand Peak which are outstanding on the Effective Date;

(s)	"Information Circular" means the management information circular of Grand Peak to be sent to the Grand Peak Shareholders in connection with the Grand Peak Meeting;

(t)	"Interim Order" means the interim order of the Court providing advice and directions in connection with the Grand Peak Meeting and the Arrangement;

(u)	"Listing Date" means the date the Lucky Minerals Shares are listed on the Exchange;

(v)
"Lucky Minerals Commitment" means the covenant of Lucky Minerals described in §4.4 whereby Lucky Minerals is obligated to issue Lucky Minerals Shares to the holders of Grand Peak Warrants who exercise their rights thereunder after the Effective Date, and who are entitled pursuant to the corporate reorganization terms thereof to receive New Shares and Lucky Minerals Shares upon such exercise;

(w)	"Lucky Minerals Shareholders" means the shareholders of the Lucky Minerals Shares;

(x)	"Lucky Minerals Shares" means the common shares without par value in the authorized share structure of Lucky Minerals as constituted on the date hereof;

(y)
"New Shares" means the new class of common shares without par value which Grand Peak will create pursuant to §3.1(b)(ii) of the Plan of Arrangement and which, immediately after the Effective Date, will be identical in every relevant respect to the Grand Peak Shares;

(z)	"Nico East" means the area within the Moizerets Township, comprised of 17 claims totaling 714 hectares extending approximately 3.2 kilometers north and 3.7 kilometers east;

(aa)
"Nico Property" means the gold–nickel–copper–platinum group elements potential property located north of the town of Amos, in the Abitibi Regional County Municipality approximately 500 kilometers northwest of Montreal, Québec, comprising 51 claims totaling 2083 hectares in two non–contiguous blocks, being Nico West and Nico East;

(bb)	"Nico West" means the boundary between the Moizerets and Dalet Townships, comprised of 34 claims totaling 1369 hectares, extending approximately 4.9 kilometers north and 4.4 kilometers east;

(cc)
"Person" means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

(dd)	"Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit II, as amended or restated from time to time;

(ee)	"Registrar" means the Registrar of Companies under the YBCA;

(ff)
"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Grand Peak Meeting or such other date as approved by Grand Peak and Lucky Minerals, which date establishes the Grand Peak Shareholders who will be entitled to receive Lucky Minerals Shares pursuant to the Plan of Arrangement; and

(gg)	"YBCA" means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c.20, as may be amended or replaced from time to time.

1.2 Currency: All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings: The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4 Number and Gender: In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.5 Date for any Action: In the event that any date on which any action is required to be taken hereunder by Grand Peak or Lucky Minerals is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Meaning: Words and phrases used herein (and not otherwise defined) and defined in the YBCA shall have the same meaning herein as in the YBCA unless the context otherwise requires.

1.7 Exhibits: Attached hereto and deemed to be incorporated into and forming part of this Agreement is Exhibit 1, being a description of the Asset, Exhibit II, being the Plan of Arrangement and Exhibit III, being the special rights and restrictions for the Grand Peak Class B Preferred Shares.

ARTICLE 2
ARRANGEMENT

2.1 Arrangement: The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2 Effective Date of Arrangement: The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3 Filing of Final Material with the Registrar: Subject to the rights of termination contained in Article 6 hereof, upon the Grand Peak Shareholders approving the Arrangement by special resolution in accordance with the provisions of the Interim Order and the YBCA, Grand Peak obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Grand Peak on its behalf and on behalf of Lucky Minerals shall file the records and information required by the Registrar pursuant to the Arrangement Provisions in order to effect the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties: Each of the parties hereby represents and warrants to the other that:

(a)
it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of existence and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it;

(c)
neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of: (i) any provision of its constating or governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it or (iii) any agreement or instrument to which it is a party or by which it is bound; and

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings have been commenced or are pending or proposed in respect of it.

ARTICLE 4
COVENANTS

4.1 Commitment to Effect: Subject to termination of this Agreement pursuant to Article 6, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective as soon as possible after approval of the Arrangement by the Grand Peak Shareholders at the Grand Peak Meeting, or by such other date as Grand Peak and Lucky Minerals may determine, and in conjunction therewith to cause the conditions described in §5.1 to be complied with or waived, as the case may be, prior to the Effective Date.

4.2 Obligation to Execute Documents: Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.3 Giving Effect to the Arrangement: The Arrangement shall be effected as follows:

(a)
the parties shall proceed forthwith to apply for the Interim Order providing for, among other things, the calling and holding of the Grand Peak Meeting for the purpose of, among other things, considering and, if deemed advisable, approving and adopting the Arrangement;

(b)	the Lucky Minerals Shareholders shall approve the Arrangement by a consent resolution;

(c)	upon obtaining the Interim Order, Grand Peak shall call the Grand Peak Meeting and mail the Information Circular and related notice of meeting and form of proxy to the Grand Peak Shareholders;

(d)
if the Grand Peak Shareholders approve the Arrangement as set out in §5.1(b) hereof, Grand Peak shall thereafter (subject to the exercise of any discretionary authority granted to Grand Peak's directors by the Grand Peak Shareholders) take the necessary actions to submit the Arrangement to the Court for approval and grant of the Final Order; and

(e)
upon receipt of the Final Order, Grand Peak shall, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in §2.3 with the Registrar in accordance with the terms of the Plan of Arrangement.

4.4 Grand Peak Warrants: Lucky Minerals covenants and agrees, upon the exercise after the Effective Date of any Grand Peak Warrant, to issue to the holder of the Grand Peak Warrant that number of Lucky Minerals Shares that is equal to the number of New Shares acquired upon the exercise of the Grand Peak Warrant multiplied by the Exchange Factor, and Grand Peak covenants and agrees to act as agent for Lucky Minerals to collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant so exercised, with the balance of the exercise price to be retained by Grand Peak determined in accordance with the following formula:

A = B x C/D

Where:

A	is the portion of the proceeds to be received by Lucky Minerals for each Grand Peak Warrant exercised after the Effective Date;

B           is the exercise price of the Grand Peak Warrant;

C
is the fair market value of the Asset to be transferred to Lucky Minerals under the Arrangement, such fair market value to be determined as at the Effective Date by resolution of the board of directors of Grand Peak; and

D
is the total fair market value of all of the assets of Grand Peak immediately prior to completion of the Arrangement on the Effective Date, which total fair market value shall include, for greater certainty, the Asset.

Fractions of Lucky Minerals Shares resulting from such calculation shall be cancelled as provided for in the Plan of Arrangement.

ARTICLE 5
CONDITIONS

5.1 Conditions Precedent: The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Grand Peak and Lucky Minerals;

(b)
the Arrangement and this Agreement, with or without amendment, shall have been approved at the Grand Peak Meeting by the Grand Peak Shareholders in accordance with the Arrangement Provisions, the constating documents of Grand Peak, the Interim Order and the requirements of any applicable regulatory authorities;

(c)
the Arrangement and this Agreement, with or without amendment, shall have been approved by the Lucky Minerals Shareholders to the extent required by, and in accordance with, the Arrangement Provisions and the constating documents of Lucky Minerals;

(d)	the Final Order shall have been obtained in form and substance satisfactory to Grand Peak and Lucky Minerals;

(e)
the Exchange shall have conditionally approved the Arrangement, including the listing of the Grand Peak Class A Shares in substitution for the Grand Peak Shares, the delisting of the Grand Peak Class A Shares, the listing of the New Shares and the Grand Peak Class B Preferred Shares, the delisting of the Grand Peak Class B Preferred Shares upon their redemption and the listing of the Lucky Minerals Shares, as of the Effective Date, subject to compliance with the requirements of the Exchange;

(f)
all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, each in form acceptable to Grand Peak and Lucky Minerals;

(g)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Arrangement; and

(h)	this Agreement shall not have been terminated under Article 6.

Except for the conditions set forth in this §5.1 which, by their nature, may not be waived, any of the other conditions in this §5.1 may be waived, either in whole or in part, by either Grand Peak or Lucky Minerals, as the case may be, at its discretion.

5.2 Closing: Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Sangra Moller LLP, Suite 1000, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at 10:00 a.m. (Vancouver time) on the Closing Date, or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)
the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and

(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3 Merger of Conditions: The conditions set out in §5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4 Merger of Representations and Warranties: The representations and warranties in §3.1 shall be conclusively deemed to be correct as of the Effective Date and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1 Amendment: Subject to any restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Grand Peak Meeting, but prior to the Effective Date, be amended by agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Grand Peak Shareholders.

6.2 Termination: Subject to §6.3, this Agreement may at any time before or after the holding of the Grand Peak Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the board of directors of Grand Peak without further action on the part of the Grand Peak Shareholders, or by the board of directors of Lucky Minerals without further action on the part of the Lucky Minerals Shareholders, and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the board of directors of Grand Peak or Lucky Minerals, respectively, to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3 Cessation of Right: The right of Grand Peak or Lucky Minerals or any other party to amend or terminate the Plan of Arrangement pursuant to §6.1 and §6.2 shall be extinguished upon the occurrence of the Effective Date.

ARTICLE 7
GENERAL

7.1 Notices: All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or telecopied, addressed as follows:

in the case of Grand Peak:

#900 – 555 Burrard Street
Vancouver, British Columbia
V7X 1M8

Attention: Secretary
Facsimile: (604) 692–2801

in the case of Lucky Minerals:

#900 – 555 Burrard Street
Vancouver, British Columbia
V7X 1M8

Attention: Secretary
Facsimile: (604) 692–2801

and, in each case, with a copy to:

Sangra Moller LLP
#1000 – 925 West Georgia Street
Vancouver, British Columbia
V6C 3L2

Attention: Gary Gill
Facsimile: (604) 669-8803

7.2 Assignment: None of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior consent of the other party.

7.3 Binding Effect: This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4 Waiver: Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5 Governing Law: This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.6 Counterparts: This Agreement may be executed in one or more counterparts and by facsimile or email transmission, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

7.7 Expenses: All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense.

7.8 Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9 Time of Essence: Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

GRAND PEAK CAPITAL CORP. Per: "Navchand Jagpal" Authorized Signatory

LUCKY MINERALS INC. Per: "J. Lewis Dillman" Authorized Signatory

EXHIBIT I

GRAND PEAK ASSET TO BE TRANSFERRED
TO LUCKY MINERALS INC.

1.	The option of the Company to acquire a 100% interest in the mineral claims comprising the Nico Property.

The Asset above is subject to the rights and obligations set forth in an option agreement (the "Option Agreement") with Diagnos Inc. ("Diagnos").

Pursuant to the Option Agreement, Grand Peak may acquire a 100% interest in the mineral claims comprising the Nico Property under the following terms:

•	payment of an upfront fee of $20,000 in cash;

•	a requirement to undertake the drilling of three or more exploration holes on the Nico Property;

•
on discovery of an economic deposit on the Nico Property, Diagnos is entitled to payment of a bonus in the amount of $70,000, payable in shares of Lucky Minerals, and a net smelter royalty equal to two (2%) percent; and

•	Diagnos may purchase, at its option, an additional one (1%) percent net smelter royalty for $1,000,000 at any time within five years of an economic deposit discovery on the Nico Property.

As at the date hereof, Grand Peak is the beneficial owner of the Asset.

EXHIBIT II

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 15th DAY OF DECEMBER, 2008 BETWEEN
GRAND PEAK CAPITAL CORP. AND
LUCKY MINERALS INC.

PLAN OF ARRANGEMENT

UNDER SECTION 195 OF PART 15 OF
THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)
R.S.Y. 2002, c.20

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions: In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	"Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)
"Arrangement Agreement" means the arrangement agreement dated as of December 15, 2008, between Grand Peak and Lucky Minerals to which this Exhibit is attached, as may be supplemented or amended from time to time;

(c)	"Arrangement Provisions" means Section 195 of Part 15 of the YBCA;

(d)	"Asset" means the asset of Grand Peak described in Exhibit I to the Arrangement Agreement;

(e)	"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(f)	"Company" means Grand Peak Capital Corp., a company existing under the YBCA;

(g)	"Court" means the Supreme Court of the Yukon Territory;

(h)	"Depositary" means Sangra Moller LLP, solicitors for Grand Peak and Lucky Minerals;

(i)	"Distributed Lucky Minerals Shares" means the Lucky Minerals Shares that are to be distributed to the Grand Peak Shareholders pursuant to §3.1(a);

(j)	"Effective Date" means the date on which the Lucky Minerals Shares are listed on the TSX Venture Exchange;

(k)	"Exchange Factor" means the number arrived at by dividing 20,950,053 by the number of issued Grand Peak Shares as of the Share Distribution Record Date;

(l)	"Final Order" means the final order of the Court approving the Arrangement;

(m)	"Grand Peak" means Grand Peak Capital Corp., a company existing under the YBCA;

(n)	"Grand Peak Class A Shares" means the renamed and redesignated Grand Peak Shares as described in §3.1(b)(i) of this Plan of Arrangement;

(o)	"Grand Peak Class B Preferred Shares" means the Class B preferred shares without par value which Grand Peak will create and issue pursuant to §3.1(b)(iii) of this Plan of Arrangement;

(p)
"Grand Peak Meeting" means the annual general and special meeting of the Grand Peak Shareholders and any adjournment(s) or postponement(s) thereof to be held to consider, among other things, and if deemed advisable approve, the Arrangement;

(q)	"Grand Peak Shareholder" has the meaning ascribed to such term in §3.3;

(r)	"Grand Peak Shares" means the common shares without par value in the authorized share structure of Grand Peak, as constituted on the date hereof;

(s)	"Grand Peak Warrants" means share purchase warrants of Grand Peak that are outstanding on the Effective Date;

(t)	"Interim Order" means the interim order of the Court providing advice and directions in connection with the Grand Peak Meeting and the Arrangement;

(u)	"Lucky Minerals" means Lucky Minerals Inc., a company incorporated under the Canada Business Corporations Act R.S.C. 1985, c – 44;

(v)
"Lucky Minerals Commitment" means the obligation of Lucky Minerals described in §4.4 of the Arrangement Agreement, whereby Lucky Minerals is obligated to issue Lucky Minerals Shares to the holders of Grand Peak Warrants who exercise their rights thereunder after the Effective Date, and who are entitled pursuant to the corporate reorganization terms thereof to receive New Shares and Lucky Minerals Shares upon such exercise;

(w)	"Lucky Minerals Shareholders" means the holders of Lucky Minerals Shares;

(x)	"Lucky Minerals Shares" means the common shares without par value in the authorized share structure of Lucky Minerals as constituted on the date hereof;

(y)
"New Shares" means the new class of common shares without par value which Grand Peak will create pursuant to §3.1(b)(ii) of this Plan of Arrangement and which, immediately after the Effective Date will be identical in every relevant respect to the Grand Peak Shares;

(z)	"Nico East" means the area within the Moizerets Township, comprised of 17 claims totaling 714 hectares extending approximately 3.2 kilometers north and 3.7 kilometers east;

(aa)
"Nico Property" means the gold–nickel–copper–platinum group elements potential property located north of the town of Amos, in the Abitibi Regional County Municipality approximately 500 kilometers northwest of Montreal, Québec, comprising 51 claims totaling 2083 hectares in two non–contiguous blocks, being Nico West and Nico East;

(bb)	"Nico West" means the boundary between the Moizerets and Dalet Townships, comprised of 34 claims totaling 1369 hectares, extending approximately 4.9 kilometers north and 4.4 kilometers east;

(cc)	"Plan of Arrangement" means this Plan of Arrangement, as may be amended or restated from time to time;

(dd)	"Registrar" means the Registrar of Companies under the YBCA;

(ee)
"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Grand Peak Meeting or such other date as agreed to by Grand Peak and Lucky Minerals, which date establishes the Grand Peak Shareholders who will be entitled to receive Lucky Minerals Shares pursuant to this Plan of Arrangement;

(ff)	"Tax Act" means the Income Tax Act (Canada), as amended;

(gg)	"Transfer Agent" means Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia; and

(hh)	"YBCA" means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c.20, as may be amended or replaced from time to time.

1.2 Interpretation Not Affected by Headings: The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender: Unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.4 Meaning: Undefined words and phrases used herein that are defined in the YBCA shall have the same meaning herein as in the YBCA unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement: This Plan of Arrangement is made pursuant and subject to the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1 The Arrangement: On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Grand Peak or Lucky Minerals, but subject to the provisions of Article 5:

(a)
the Company will transfer the Asset to Lucky Minerals in consideration for 20,950,053 Lucky Minerals Shares (the "Distributed Lucky Minerals Shares") and the Company will be added to the central securities register of Lucky Minerals in respect of such Lucky Minerals Shares;

(b)	the authorized share capital of the Company will be changed by:

(i)	altering the identifying name of the Grand Peak Shares to class A common shares without par value, being the Grand Peak Class A Shares,

(ii)	creating a class consisting of an unlimited number of common shares without par value (the "New Shares"), and

(iii)
creating a class consisting of an unlimited number of class B preferred shares without par value, having the rights and restrictions described in Exhibit III to the Plan of Arrangement, being the Grand Peak Class B Preferred Shares;

(c)
each issued Grand Peak Class A Share will be exchanged for one New Share and one Grand Peak Class B Preferred Share and, subject to the exercise of a right of dissent, the holders of the Grand Peak Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Grand Peak Class B Preferred Shares that they have received on the exchange;

(d)
all of the issued Grand Peak Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Grand Peak Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Grand Peak Class B Preferred Shares so that the aggregate paid–up capital of the Grand Peak Class B Preferred Shares is equal to the aggregate fair market value of the Distributed Lucky Minerals Shares as of the Effective Date, and each Grand Peak Class B Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Grand Peak Class B Preferred Shares, such aggregate fair market value of the Distributed Lucky Minerals Shares to be determined as at the Effective Date by resolution of the board of directors of the Company;

(e)
the Company will redeem the issued Grand Peak Class B Preferred Shares for consideration consisting solely of the Distributed Lucky Minerals Shares such that each holder of Grand Peak Class B Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of Lucky Minerals Shares that is equal to the number of Grand Peak Class B Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)
the name of each holder of Grand Peak Class B Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Grand Peak Class B Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)
the Distributed Lucky Minerals Shares transferred to the holders of the Grand Peak Class B Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Grand Peak Class B Preferred Shares and appropriate entries will be made in the central securities register of Lucky Minerals;

(h)
the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares therefrom;

(i)	the Notice of Articles and Bylaws of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)	after the Effective Date:

(i)
all Grand Peak Warrants will be exercisable for New Shares and Lucky Minerals Shares in accordance with the corporate reorganization terms of such warrants, whereby the acquisition of one Grand Peak Share under a Grand Peak Share Warrant will result in the holder of the Grand Peak Share Warrant receiving one New Share and such number of Lucky Minerals Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)	pursuant to the Lucky Minerals Commitment, Lucky Minerals will issue the required number of Lucky Minerals Shares upon the exercise of Grand Peak Share Warrants as is directed by the Company, and

(iii)
the Company will, as agent for Lucky Minerals, collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant so exercised, with the balance of the exercise price to be retained by Grand Peak, as determined in accordance with §4.4 of the Arrangement Agreement.

3.2 No Fractional shares: Notwithstanding §3.1(e) and §3.1(j), no fractional Lucky Minerals Shares shall be distributed to the Grand Peak Shareholders or the holders of Grand Peak Warrants and as a result all fractional share amounts arising under such sections shall be rounded down to the next whole number. Any Distributed Lucky Minerals Shares not distributed as a result of this rounding down shall be dealt with as determined by the board of directors of Grand Peak in its absolute discretion.

3.3 Grand Peak Shareholder: The holders of the Grand Peak Class A Shares and the holders of New Shares and Grand Peak Class B Preferred Shares referred to in §3.1(c), and the holders of the Grand Peak Class B Preferred Shares referred to in §3.1(e), §3.1(f) and §3.1(g), shall mean in all cases those persons who are Grand Peak Shareholders at the close of business on the Share Distribution Record Date, subject to Article 5.

3.4 Deemed Time for Redemption: In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Grand Peak Class B Preferred Shares set out in §3.1(e) shall occur and shall be deemed to occur immediately after the time of listing of the Grand Peak Class B Preferred Shares on the TSX Venture Exchange on the Effective Date.

3.5 Deemed Fully Paid and Non-Assessable Shares: All New Shares, Grand Peak Class B Preferred Shares and Lucky Minerals Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the YBCA.

3.6 Arrangement Effectiveness: The Arrangement shall become final and conclusively binding on the Grand Peak Shareholders, the Lucky Minerals Shareholders, Grand Peak and Lucky Minerals on the Effective Date.

3.7 Supplementary Actions: Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Grand Peak and Lucky Minerals shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES

4.1 Grand Peak Class A Shares: Recognizing that the Grand Peak Shares shall be renamed and redesignated as Grand Peak Class A Shares pursuant to §3.1(b)(i) and that the Grand Peak Class A Shares shall be exchanged partially for New Shares pursuant to §3.1(c), Grand Peak shall not issue replacement share certificates representing the Grand Peak Class A Shares.

4.2 Grand Peak's Lucky Minerals Shares: Recognizing that the Distributed Lucky Minerals Shares shall be transferred to the Grand Peak Shareholders as consideration for the redemption of the Grand Peak Class B Preferred Shares pursuant to §3.1(e), Lucky Minerals shall issue one share certificate representing all of the Distributed Lucky Minerals Shares registered in the name of Grand Peak, which share certificate shall be held by the Depositary until the Distributed Lucky Minerals Shares are transferred to the Grand Peak Shareholders and such certificate shall then be cancelled by the Depositary. To facilitate the transfer of the Distributed Lucky Minerals Shares to the Grand Peak Shareholders as of the Share Distribution Record Date, Grand Peak shall execute and deliver to the Depositary and the Transfer Agent an irrevocable power of attorney authorizing them to distribute and transfer the Distributed Lucky Minerals Shares to such Grand Peak Shareholders in accordance with the terms of this Plan of Arrangement and Lucky Minerals shall deliver a treasury order or such other direction to effect such issuance to the Transfer Agent as requested by it.

4.3 Grand Peak Class B Preferred Shares: Recognizing that all of the Grand Peak Class B Preferred Shares issued to the Grand Peak Shareholders pursuant to §3.1(c) will be redeemed by Grand Peak as consideration for the distribution and transfer of the Distributed Lucky Minerals Shares under §3.1(e), Grand Peak shall issue one share certificate representing all of the Grand Peak Class B Preferred Shares issued pursuant to §3.1(e) in the name of the Depositary, to be held by the Depositary for the benefit of the Grand Peak Shareholders until such Grand Peak Class B Preferred Shares are redeemed, and such certificate shall then be cancelled.

4.4 Delivery of Lucky Minerals Share Certificates: As soon as practicable after the Effective Date, Lucky Minerals shall cause to be issued to the registered holders of Grand Peak Shares as of the Share Distribution Record Date, share certificates representing the Lucky Minerals Shares to which they are entitled pursuant to this Plan of Arrangement and shall cause such share certificates to be mailed to such registered holders.

4.5 New Share Certificates: From and after the Effective Date, share certificates representing Grand Peak Shares immediately before the Effective Date, except for those deemed to have been cancelled pursuant to Article 5, shall for all purposes be deemed to be share certificates representing New Shares, and no new share certificates shall be issued with respect to the New Shares issued in connection with the Arrangement.

4.6 Interim Period: Grand Peak Shares traded after the Share Distribution Record Date and prior to the Effective Date shall represent New Shares, and shall not carry any right to receive a portion of the Distributed Lucky Minerals Shares.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Dissent Right: Notwithstanding §3.1 hereof, holders of Grand Peak Shares may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in section 193 of the YBCA (collectively the "Dissent Procedures").

5.2 Dealing with Dissenting Shares: Grand Peak Shareholders who duly exercise Dissent Rights with respect to their Grand Peak Shares ("Dissenting Shares") and who:

(a)
are ultimately entitled to be paid fair value for their Dissenting Shares, shall be deemed to have transferred their Dissenting Shares to Grand Peak for cancellation immediately before the Effective Date; or

(b)
for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Grand Peak Shareholder and shall receive New Shares and Lucky Minerals Shares on the same basis as every other non-dissenting Grand Peak Shareholder, and in no case shall Grand Peak be required to recognize such persons as holding Grand Peak Shares on or after the Effective Date.

5.3 Reservation of Lucky Minerals Shares: If a Grand Peak Shareholder exercises the Dissent Right, Grand Peak shall on the Effective Date set aside and not distribute that portion of the Distributed Lucky Minerals Shares that is attributable to the Grand Peak Shares for which the Dissent Right has been exercised. If the dissenting Grand Peak Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Grand Peak shall distribute to such Grand Peak Shareholder his pro–rata portion of the Distributed Lucky Minerals Shares. If a Grand Peak Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Grand Peak shall retain the portion of the Distributed Lucky Minerals Shares attributable to such Grand Peak Shareholder (the "Non-Distributed Lucky Minerals Shares"), and the Non-Distributed Lucky Minerals Shares shall be dealt with as determined by the board of directors of Grand Peak in its absolute discretion.

ARTICLE 6
REFERENCE DATE

6.1 Reference Date: This plan of arrangement is dated for reference the 15th day of December, 2008.

EXHIBIT III

SPECIAL RIGHTS AND RESTRICTIONS FOR GRAND PEAK CLASS B PREFERRED SHARES

The class B preferred shares as a class shall have attached to them the following special rights and restrictions:

Definitions

(1) In these Special Rights and Restrictions,

(a)	"Arrangement" means the arrangement pursuant to Section 195 of Part 15 of the Business Corporations Act (Yukon Territory) R.S.Y. 2002, c.20 as contemplated by the Arrangement Agreement,

(b)	"Arrangement Agreement" means the Arrangement Agreement dated as of December 15, 2008, between Grand Peak Capital Corp. (the "Company") and Lucky Minerals Inc.,

(c)
"Old Common Shares" means the common shares in the authorized share structure of the Company that have been re-designated as class A common shares without par value pursuant to the Plan of Arrangement,

(d)	"Effective Date" means the date upon which the Arrangement becomes effective,

(e)	"New Shares" means the common shares without par value created in the authorized share structure of the Company pursuant to the Plan of Arrangement, and

(f)	"Plan of Arrangement" means the Plan of Arrangement attached as Exhibit II to the Arrangement Agreement.

(2) The holders of the class B preferred shares are not as such entitled to receive notice of, nor to attend or vote at, any general meeting of the shareholders of the Company.

(3) Class B preferred shares shall only be issued on the exchange of Old Common Shares for New Shares and class B preferred shares pursuant to and in accordance with the Plan of Arrangement.

(4) The capital to be allocated to the class B preferred shares shall be the amount determined in accordance with §3.1(d) of the Plan of Arrangement.

(5) The class B preferred shares shall be redeemable by the Company pursuant to and in accordance with the Plan of Arrangement.

(6) Any class B preferred share that is or is deemed to be redeemed pursuant to and in accordance with the Plan of Arrangement shall be cancelled and may not be reissued.

SCHEDULE "C"

THE INTERIM ORDER

S.C. No. 08-A0144

SUPREME COURT OF YUKON

IN THE MATTER OF AN APPLICATION FOR APPROVAL
OF AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, R.S.Y. 2002, c.20

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
GRAND PEAK CAPITAL CORP., ITS SHAREHOLDERS
AND LUCKY MINERALS INC.

ORDER

BEFORE THE HONOURABLE	)	THURSDAY, THE 18th DAY
MR. JUSTICE L.F. GOWER	)	OF DECEMBER, 2008.

UPON THE APPLICATION of Grand Peak Capital Corp. ("Grand Peak") coming on for hearing at Whitehorse, Yukon Territory, and on hearing Paul W. Lackowicz, Esq., appearing for Grand Peak, and upon reading the Affidavit of Navchand Jagpal #1, sworn December 15, 2008 and the Affidavit of Joanne Davignon #1, sworn December 17, 2008;

THIS COURT ORDERS that:

1. Grand Peak shall convene an annual and special meeting of its shareholders (the "Shareholders' Meeting" and "Shareholders", respectively) to be held on January 30, 2009, in Vancouver, British Columbia, or on such other date as the directors of Grand Peak may determine, for the purpose of, among other things, considering and if deemed advisable, approving with or without modification, the Plan of Arrangement (the "Arrangement"), which is attached as Schedule "A" hereto;

2. Grand Peak is authorized to make such amendments, revisions and/or supplements to the Arrangement as it may determine, and the Arrangement as so amended, revised, and/or supplemented shall be the Arrangement to be submitted to the Shareholders at the Shareholders' Meeting;

3. Not less than 21 days before the date appointed for the Shareholders' Meeting, a notice convening the Shareholders' Meeting in the form attached as Schedule "B" hereto (the "Notice of Annual and Special Meeting of Shareholders"), a management information circular substantially in the form attached as Exhibit "A" to the Affidavit of Navchand Jagpal #1, sworn December 15, 2008 (the "Information Circular") and a form of proxy, in the form attached as Schedule "C" hereto (the "Form of Proxy"), be sent by prepaid ordinary mail addressed to each of the Shareholders at their respective addresses appearing in the security register of Grand Peak;

4. The quorum, manner of voting and procedures for the Shareholders' Meeting shall be determined by reference to the Bylaws of Grand Peak, subject to the Business Corporations Act, R.S.Y. 2002, c.20 (the "YBCA");

5. Once commenced, the Shareholders' Meeting may be adjourned from time to time and no further notice of such adjournment or the holding of any adjourned meeting or meetings need be given thereafter unless the period of adjournment is, in the aggregate, greater than 29 days;

6. At the Shareholders' Meeting, Grand Peak may also transact such other business as is contemplated by the Information Circular, or as otherwise may be properly brought before the Shareholders' Meeting;

7. The Arrangement shall be deemed to be approved by the Shareholders if it is approved by a majority of at least two-thirds of the votes of the Shareholders who are present and vote, either in person or by proxy, at the Shareholders' Meeting;

8. If the Arrangement is approved at the Shareholders' Meeting by the Shareholders, Grand Peak shall be at liberty to apply to this Court on February 3, 2009, or on such later date as the directors of Grand Peak may determine, for a final Order approving the Arrangement;

9. The Shareholders shall have the right to dissent in respect of the resolution approving the Arrangement in the manner set out in Article 5 of the Plan of Arrangement, and without limiting the generality of the foregoing, the Shareholders shall have the right to file a written objection to the resolution approving the Arrangement at or before the Shareholders' Meeting;

10. The Court shall consider at the hearing for the final Order approving the Arrangement, the fairness of the terms and conditions of the Arrangement, as provided for in the Arrangement, and the rights and interests of every person affected thereby;

11. Grand Peak shall give notice of the application for a final Order to the Shareholders, by sending to them, together with the Notice of Annual and Special Meeting of Shareholders, a notice which is entitled "Notice of Application for Final Order" in the form attached as Schedule "D" hereto;

12. The Superintendent of Securities shall be served with a copy of this Order and a copy of the Notice of Application for Final Order, and the Superintendent of Securities shall be entitled to appear and be heard in person or by counsel at the hearing held for a final Order approving the Arrangement.

BY THE COURT Clerk of the Court

Approved as the Order made: /s/ Paul Lackowicz Paul W. Lackowicz, Solicitor for the Petitioner

SCHEDULE "A"

PLAN OF ARRANGEMENT

UNDER SECTION 195 OF PART 15 OF
THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)
R.S.Y. 2002, c.20

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions: In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	"Arrangement" means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;

(b)
"Arrangement Agreement" means the arrangement agreement dated as of December 15, 2008, between Grand Peak and Lucky Minerals to which this Exhibit is attached, as may be supplemented or amended from time to time;

(c)	"Arrangement Provisions" means Section 195 of Part 15 of the YBCA;

(d)	"Asset" means the asset of Grand Peak described in Exhibit I to the Arrangement Agreement;

(e)	"Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(f)	"Company" means Grand Peak Capital Corp., a company existing under the YBCA;

(g)	"Court" means the Supreme Court of the Yukon Territory;

(h)	"Depositary" means Sangra Moller LLP, solicitors for Grand Peak and Lucky Minerals;

(i)	"Distributed Lucky Minerals Shares" means the Lucky Minerals Shares that are to be distributed to the Grand Peak Shareholders pursuant to §3.1(a);

(j)	"Effective Date" means the date on which the Lucky Minerals Shares are listed on the TSX Venture Exchange;

(k)	"Exchange Factor" means the number arrived at by dividing 20,950,053 by the number of issued Grand Peak Shares as of the Share Distribution Record Date;

(l)	"Final Order" means the final order of the Court approving the Arrangement;

(m)	"Grand Peak" means Grand Peak Capital Corp., a company existing under the YBCA;

(n)	"Grand Peak Class A Shares" means the renamed and redesignated Grand Peak Shares as described in §3.1(b)(i) of this Plan of Arrangement;

(o)	"Grand Peak Class B Preferred Shares" means the Class B preferred shares without par value which Grand Peak will create and issue pursuant to §3.1(b)(iii) of this Plan of Arrangement;

(p)
"Grand Peak Meeting" means the annual general and special meeting of the Grand Peak Shareholders and any adjournment(s) or postponement(s) thereof to be held to consider, among other things, and if deemed advisable approve, the Arrangement;

(q)	"Grand Peak Shareholder" has the meaning ascribed to such term in §3.3;

(r)	"Grand Peak Shares" means the common shares without par value in the authorized share structure of Grand Peak, as constituted on the date hereof;

(s)	"Grand Peak Warrants" means share purchase warrants of Grand Peak that are outstanding on the Effective Date;

(t)	"Interim Order" means the interim order of the Court providing advice and directions in connection with the Grand Peak Meeting and the Arrangement;

(u)	"Lucky Minerals" means Lucky Minerals Inc., a company incorporated under the Canada Business Corporations Act R.S.C. 1985, c – 44;

(v)
"Lucky Minerals Commitment" means the obligation of Lucky Minerals described in §4.4 of the Arrangement Agreement, whereby Lucky Minerals is obligated to issue Lucky Minerals Shares to the holders of Grand Peak Warrants who exercise their rights thereunder after the Effective Date, and who are entitled pursuant to the corporate reorganization terms thereof to receive New Shares and Lucky Minerals Shares upon such exercise;

(w)	"Lucky Minerals Shareholders" means the holders of Lucky Minerals Shares;

(x)	"Lucky Minerals Shares" means the common shares without par value in the authorized share structure of Lucky Minerals as constituted on the date hereof;

(y)
"New Shares" means the new class of common shares without par value which Grand Peak will create pursuant to §3.1(b)(ii) of this Plan of Arrangement and which, immediately after the Effective Date will be identical in every relevant respect to the Grand Peak Shares;

(z)	"Nico East" means the area within the Moizerets Township, comprised of 17 claims totaling 714 hectares extending approximately 3.2 kilometers north and 3.7 kilometers east;

(aa)
"Nico Property" means the gold–nickel–copper–platinum group elements potential property located north of the town of Amos, in the Abitibi Regional County Municipality approximately 500 kilometers northwest of Montreal, Québec, comprising 51 claims totaling 2083 hectares in two non–contiguous blocks, being Nico West and Nico East;

(bb)	"Nico West" means the boundary between the Moizerets and Dalet Townships, comprised of 34 claims totaling 1369 hectares, extending approximately 4.9 kilometers north and 4.4 kilometers east;

(cc)	"Plan of Arrangement" means this Plan of Arrangement, as may be amended or restated from time to time;

(dd)	"Registrar" means the Registrar of Companies under the YBCA;

(ee)
"Share Distribution Record Date" means the close of business on the day which is four Business Days after the date of the Grand Peak Meeting or such other date as agreed to by Grand Peak and Lucky Minerals, which date establishes the Grand Peak Shareholders who will be entitled to receive Lucky Minerals Shares pursuant to this Plan of Arrangement;

(ff)	"Tax Act" means the Income Tax Act (Canada), as amended;

(gg)	"Transfer Agent" means Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia; and

(hh)	"YBCA" means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c.20, as may be amended or replaced from time to time.

1.2 Interpretation Not Affected by Headings: The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  Unless otherwise specifically indicated, the terms "this Plan of Arrangement", "hereof", "hereunder" and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender: Unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and words importing a person shall include a partnership or corporation.

1.4 Meaning: Undefined words and phrases used herein that are defined in the YBCA shall have the same meaning herein as in the YBCA unless the context otherwise requires.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement: This Plan of Arrangement is made pursuant and subject to the Arrangement Agreement.

ARTICLE 3
THE ARRANGEMENT

3.1 The Arrangement: On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality, notwithstanding anything contained in the provisions attaching to any of the securities of Grand Peak or Lucky Minerals, but subject to the provisions of Article 5:

(a)
the Company will transfer the Asset to Lucky Minerals in consideration for 20,950,053 Lucky Minerals Shares (the "Distributed Lucky Minerals Shares") and the Company will be added to the central securities register of Lucky Minerals in respect of such Lucky Minerals Shares;

(b)	the authorized share capital of the Company will be changed by:

(i)	altering the identifying name of the Grand Peak Shares to class A common shares without par value, being the Grand Peak Class A Shares,

(ii)	creating a class consisting of an unlimited number of common shares without par value (the "New Shares"), and

(iii)
creating a class consisting of an unlimited number of class B preferred shares without par value, having the rights and restrictions described in Exhibit III to the Plan of Arrangement, being the Grand Peak Class B Preferred Shares;

(c)
each issued Grand Peak Class A Share will be exchanged for one New Share and one Grand Peak Class B Preferred Share and, subject to the exercise of a right of dissent, the holders of the Grand Peak Class A Shares will be removed from the central securities register of the Company and will be added to that central securities register as the holders of the number of New Shares and Grand Peak Class B Preferred Shares that they have received on the exchange;

(d)
all of the issued Grand Peak Class A Shares will be cancelled with the appropriate entries being made in the central securities register of the Company, and the aggregate paid–up capital (as that term is used for purposes of the Tax Act) of the Grand Peak Class A Shares immediately prior to the Effective Date will be allocated between the New Shares and the Grand Peak Class B Preferred Shares so that the aggregate paid–up capital of the Grand Peak Class B Preferred Shares is equal to the aggregate fair market value of the Distributed Lucky Minerals Shares as of the Effective Date, and each Grand Peak Class B Preferred Share so issued will be issued by the Company at an issue price equal to such aggregate fair market value divided by the number of issued Grand Peak Class B Preferred Shares, such aggregate fair market value of the Distributed Lucky Minerals Shares to be determined as at the Effective Date by resolution of the board of directors of the Company;

(e)
the Company will redeem the issued Grand Peak Class B Preferred Shares for consideration consisting solely of the Distributed Lucky Minerals Shares such that each holder of Grand Peak Class B Preferred Shares will, subject to the rounding of fractions and the exercise of rights of dissent, receive that number of Lucky Minerals Shares that is equal to the number of Grand Peak Class B Preferred Shares held by such holder multiplied by the Exchange Factor;

(f)
the name of each holder of Grand Peak Class B Preferred Shares will be removed as such from the central securities register of the Company, and all of the issued Grand Peak Class B Preferred Shares will be cancelled with the appropriate entries being made in the central securities register of the Company;

(g)
the Distributed Lucky Minerals Shares transferred to the holders of the Grand Peak Class B Preferred Shares pursuant to step §(e) above will be registered in the names of the former holders of Grand Peak Class B Preferred Shares and appropriate entries will be made in the central securities register of Lucky Minerals;

(h)
the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares, none of which will be allotted or issued once the steps referred to in steps §(c) and §(e) above are completed, will be cancelled and the authorized share structure of the Company will be changed by eliminating the Grand Peak Class A Shares and the Grand Peak Class B Preferred Shares therefrom;

(i)	the Notice of Articles and Bylaws of the Company will be amended to reflect the changes to its authorized share structure made pursuant to this Plan of Arrangement; and

(j)	after the Effective Date:

(i)
all Grand Peak Warrants will be exercisable for New Shares and Lucky Minerals Shares in accordance with the corporate reorganization terms of such warrants, whereby the acquisition of one Grand Peak Share under a Grand Peak Share Warrant will result in the holder of the Grand Peak Share Warrant receiving one New Share and such number of Lucky Minerals Shares equal to the number of New Shares so received multiplied by the Exchange Factor,

(ii)	pursuant to the Lucky Minerals Commitment, Lucky Minerals will issue the required number of Lucky Minerals Shares upon the exercise of Grand Peak Share Warrants as is directed by the Company, and

(iii)
the Company will, as agent for Lucky Minerals, collect and pay to Lucky Minerals a portion of the proceeds received for each Grand Peak Warrant so exercised, with the balance of the exercise price to be retained by Grand Peak, as determined in accordance with §4.4 of the Arrangement Agreement.

3.2 No Fractional shares: Notwithstanding §3.1(e) and §3.1(j), no fractional Lucky Minerals Shares shall be distributed to the Grand Peak Shareholders or the holders of Grand Peak Warrants and as a result all fractional share amounts arising under such sections shall be rounded down to the next whole number. Any Distributed Lucky Minerals Shares not distributed as a result of this rounding down shall be dealt with as determined by the board of directors of Grand Peak in its absolute discretion.

3.3 Grand Peak Shareholder: The holders of the Grand Peak Class A Shares and the holders of New Shares and Grand Peak Class B Preferred Shares referred to in §3.1(c), and the holders of the Grand Peak Class B Preferred Shares referred to in §3.1(e), §3.1(f) and §3.1(g), shall mean in all cases those persons who are Grand Peak Shareholders at the close of business on the Share Distribution Record Date, subject to Article 5.

3.4 Deemed Time for Redemption: In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the redemption of the Grand Peak Class B Preferred Shares set out in §3.1(e) shall occur and shall be deemed to occur immediately after the time of listing of the Grand Peak Class B Preferred Shares on the TSX Venture Exchange on the Effective Date.

3.5 Deemed Fully Paid and Non-Assessable Shares: All New Shares, Grand Peak Class B Preferred Shares and Lucky Minerals Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the YBCA.

3.6 Arrangement Effectiveness: The Arrangement shall become final and conclusively binding on the Grand Peak Shareholders, the Lucky Minerals Shareholders, Grand Peak and Lucky Minerals on the Effective Date.

3.7 Supplementary Actions: Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Grand Peak and Lucky Minerals shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefore, and any necessary additions to or deletions from share registers.

ARTICLE 4
CERTIFICATES

4.1 Grand Peak Class A Shares: Recognizing that the Grand Peak Shares shall be renamed and redesignated as Grand Peak Class A Shares pursuant to §3.1(b)(i) and that the Grand Peak Class A Shares shall be exchanged partially for New Shares pursuant to §3.1(c), Grand Peak shall not issue replacement share certificates representing the Grand Peak Class A Shares.

4.2 Grand Peak's Lucky Minerals Shares: Recognizing that the Distributed Lucky Minerals Shares shall be transferred to the Grand Peak Shareholders as consideration for the redemption of the Grand Peak Class B Preferred Shares pursuant to §3.1(e), Lucky Minerals shall issue one share certificate representing all of the Distributed Lucky Minerals Shares registered in the name of Grand Peak, which share certificate shall be held by the Depositary until the Distributed Lucky Minerals Shares are transferred to the Grand Peak Shareholders and such certificate shall then be cancelled by the Depositary. To facilitate the transfer of the Distributed Lucky Minerals Shares to the Grand Peak Shareholders as of the Share Distribution Record Date, Grand Peak shall execute and deliver to the Depositary and the Transfer Agent an irrevocable power of attorney authorizing them to distribute and transfer the Distributed Lucky Minerals Shares to such Grand Peak Shareholders in accordance with the terms of this Plan of Arrangement and Lucky Minerals shall deliver a treasury order or such other direction to effect such issuance to the Transfer Agent as requested by it.

4.3 Grand Peak Class B Preferred Shares: Recognizing that all of the Grand Peak Class B Preferred Shares issued to the Grand Peak Shareholders pursuant to §3.1(c) will be redeemed by Grand Peak as consideration for the distribution and transfer of the Distributed Lucky Minerals Shares under §3.1(e), Grand Peak shall issue one share certificate representing all of the Grand Peak Class B Preferred Shares issued pursuant to §3.1(e) in the name of the Depositary, to be held by the Depositary for the benefit of the Grand Peak Shareholders until such Grand Peak Class B Preferred Shares are redeemed, and such certificate shall then be cancelled.

4.4 Delivery of Lucky Minerals Share Certificates: As soon as practicable after the Effective Date, Lucky Minerals shall cause to be issued to the registered holders of Grand Peak Shares as of the Share Distribution Record Date, share certificates representing the Lucky Minerals Shares to which they are entitled pursuant to this Plan of Arrangement and shall cause such share certificates to be mailed to such registered holders.

4.5 New Share Certificates: From and after the Effective Date, share certificates representing Grand Peak Shares immediately before the Effective Date, except for those deemed to have been cancelled pursuant to Article 5, shall for all purposes be deemed to be share certificates representing New Shares, and no new share certificates shall be issued with respect to the New Shares issued in connection with the Arrangement.

4.6 Interim Period: Grand Peak Shares traded after the Share Distribution Record Date and prior to the Effective Date shall represent New Shares, and shall not carry any right to receive a portion of the Distributed Lucky Minerals Shares.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Dissent Right: Notwithstanding §3.1 hereof, holders of Grand Peak Shares may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in section 193 of the YBCA (collectively the "Dissent Procedures").

5.2 Dealing with Dissenting Shares: Grand Peak Shareholders who duly exercise Dissent Rights with respect to their Grand Peak Shares ("Dissenting Shares") and who:

(a)
are ultimately entitled to be paid fair value for their Dissenting Shares, shall be deemed to have transferred their Dissenting Shares to Grand Peak for cancellation immediately before the Effective Date; or

(b)
for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Grand Peak Shareholder and shall receive New Shares and Lucky Minerals Shares on the same basis as every other non-dissenting Grand Peak Shareholder, and in no case shall Grand Peak be required to recognize such persons as holding Grand Peak Shares on or after the Effective Date.

5.3 Reservation of Lucky Minerals Shares: If a Grand Peak Shareholder exercises the Dissent Right, Grand Peak shall on the Effective Date set aside and not distribute that portion of the Distributed Lucky Minerals Shares that is attributable to the Grand Peak Shares for which the Dissent Right has been exercised. If the dissenting Grand Peak Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Grand Peak shall distribute to such Grand Peak Shareholder his pro–rata portion of the Distributed Lucky Minerals Shares. If a Grand Peak Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Grand Peak shall retain the portion of the Distributed Lucky Minerals Shares attributable to such Grand Peak Shareholder (the "Non-Distributed Lucky Minerals Shares"), and the Non-Distributed Lucky Minerals Shares shall be dealt with as determined by the board of directors of Grand Peak in its absolute discretion.

ARTICLE 6
REFERENCE DATE

6.1 Reference Date: This plan of arrangement is dated for reference the 15th day of December, 2008.

SCHEDULE "B"

GRAND PEAK CAPITAL CORP.
Suite 900 — 555 Burrard Street
Vancouver, British Columbia V7X 1M8
Telephone No. (604) 443–5059 / Fax No. (604) 692–2801
Email: info@grandpeakcapital.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Grand Peak Capital Corp.

TAKE NOTICE that pursuant to an order of the Supreme Court of the Yukon Territory dated December 18, 2008, an annual general and special meeting (the "Meeting") of shareholders (the "Grand Peak Shareholders") of Grand Peak Capital Corp. (the "Company") will be held at Suite 900 – 555 Burrard Street, Vancouver, British Columbia, on March 31, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended September 30, 2008, and the report of the auditor thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint an auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Company's stock option plan;

5.
to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under section 195 of the Business Corporations Act (Yukon Territory) (the "Act") which involves, among other things, the distribution to the Grand Peak Shareholders shares of Lucky Minerals Inc. ("Lucky Minerals"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

6.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution to affirm, ratify and approve a stock option plan for Lucky Minerals; and

7.	to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Grand Peak Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Grand Peak Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and section 193 of the Act. The dissent rights are described in Schedule "D" of the Circular. Failure to comply strictly with the requirements set forth in the Plan of Arrangement and Section 193 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Grand Peak Shareholders of record at the close of business on February 20, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Grand Peak Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Grand Peak Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Shares of Grand Peak not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 23rd day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Navchand Jagpal
Navchand Jagpal
President and Chief Executive Officer

SCHEDULE "C"

GRAND PEAK CAPITAL CORP.	Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual General and Special Meeting to be held on March 31, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m. (Vancouver time) on Friday, March 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.  Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER	016572	HOLDER ACCOUNT NUMBER	C9999999999	ACCESS NUMBER	99999

Appointment of Proxyholder
I/WE, being holder(s) of Grand Peak Capital Corp. hereby appoint: Navchand Jagpal or failing him, J. Lewis Dillman	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Grand Peak Capital Corp. to be held at Vancouver, British Columbia on Tuesday, March 31, 2009 at 10:00 a.m. (Vancouver time) and at any adjournment(s) thereof or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Director
	For	Withhold

01. J. Lewis Dillman

	For	Withhold
2. Appointment of Auditors Appointment of DeVisser Gray LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against
3. Company's Stock Option Plan To consider and, if thought fit, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve the Company's stock option plan.

	For	Against
4.  Arrangement Resolution
To approve the special resolution set out in Schedule "A" to the Information Circular regarding the arrangement between the Company and Lucky Minerals Inc., as further described in the Notice of Meeting and Information Circular.

	For	Against
5.  Stock Option Plan for Lucky Minerals Inc.
To consider and, if thought fit, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve a stock option plan for Lucky Minerals Inc.

	For	Against
6. Transaction of Other Business To transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given with respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date DD/MM/YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

SCHEDULE "D"
S.C. No. 08-

SUPREME COURT OF YUKON

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF AN ARRANGEMENT UNDER SECTION 195 OF THE BUSINESS CORPORATIONS ACT, R.S.Y. 2002, c.20

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GRAND PEAK CAPITAL CORP., ITS SHAREHOLDERS AND LUCKY MINERALS INC.

NOTICE OF APPLICATION FOR FINAL ORDER

TO:           ALL SHAREHOLDERS OF GRAND PEAK CAPITAL CORP.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Grand Peak Capital Corp. ("Grand Peak") for approval of an arrangement (the "Arrangement") pursuant to section 195 of the Yukon Business Corporations Act, R.S.Y. 2002, c.20 (the "Act") involving Grand Peak, its shareholders and Lucky Minerals.

AND NOTICE IS FURTHER GIVEN that the Court, by an interim Order dated December 18, 2008 has given directions as to the calling of a meeting of the holders of the common share of Grand Peak for the purpose of considering and voting upon the Arrangement and matters relating thereto.

AND NOTICE IS FURTHER GIVEN that pursuant to the interim Order, if the Arrangement is approved by the requisite vote of the shareholders of Grand Peak, Grand Peak will seek a final Order approving the Arrangement at a final hearing to be held before a Justice of the Supreme Court of Yukon at The Law Courts, 2134 Second Avenue, in the City of Whitehorse, in the Yukon Territory, on February 3, 2009 at 3:00 p.m. (pacific standard time), or so soon thereafter as counsel may be heard.

At the final hearing of the Petition, Grand Peak intends to seek:

(a)	a final Order approving the Arrangement pursuant to the provisions of Section 195 of the Act: and

(b)	such other and further orders, declarations and directions as the Court may seem just.

AND NOTICE IS FURTHER GIVEN that the final Order of the Court approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, as amended, with respect to the securities which may be issued in exchange for the common shares of Grand Peak pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the interim Order provides that this Notice of Application shall advise, and it hereby does advise, that on the final hearing of this Petition the Court will hear and consider written or oral testimony from any person entitled to vote on the Arrangement (or any person who will become a shareholder, warrant holder or holder of a right to acquire a security of Grand Peak prior to the final hearing on this Petition) desiring to be present personally or through counsel.

Any shareholder, warrant holder or holder of a right to acquire a security of Grand Peak desiring to support or oppose the making of a final Order on the said application may be heard at the final hearing of the application by filing and delivering an "Appearance" as set forth below and any affidavit material upon which the shareholder, warrant holder or holder of a right to acquire a security may with to rely.

IF YOU WISH TO BE HEARD AT THE FINAL HEARING OF THE APPLICATION OF THE PETITIONER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Appearance" at the Registry of the Supreme Court of the Yukon Territory (the "Registry") prior to the date of final hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance".  You may obtain a form of "Appearance" at the Registry.  If you wish to file an affidavit it must be sworn to before an officer commissioned to take oaths and must be filed with the Court prior to the date set forth for the final hearing.  A properly completed form of Appearance must accompany or precede any such affidavit.

The address of the Registry is:  The Supreme Court of Yukon, the Law Courts, 2134 Second Avenue, Whitehorse, Yukon Territory Y1A 5H6, Phone: (867) 667-5441, Fax (867) 393-6212.

If you do not file and deliver an "Appearance" as aforesaid and attend either in person or by counsel at the time of such final hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit.  IF YOU DO NOT FILE AN APPEARANCE, you may not be permitted to present written or oral testimony, and any action in the proceedings may be taken without further notice to you.  If the Arrangement is approved, it will significantly affect the legal rights of the shareholders of Grand Peak.

A copy of the said Petition and other documents in the proceedings will be furnished to any shareholder of Grand Peak upon request in writing addressed to the solicitors for the Petitioner at its address for delivery set out below.

Grand Peak's address for delivery is c/o Lackowicz, Shier & Hoffman, Barrister & Solicitors, 300-204 Black Street, Whitehorse, Yukon Territory Y1A 2M9, phone (867) 668-5252, fax (867) 668-5251, Attention: Paul W. Lackowicz.

DATED at the City of Whitehorse, in the Yukon Territory, this _____ day of December, 2008.

Lackowicz, Shier &  Hoffman
Solicitors for the Petitioner

S. C. No. 08-A0144

SUPREME COURT OF YUKON

IN THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, R.S.Y. 2002, c.20

AND IN THE MATTER OF A PROPOSED ARRANGEMENT
INVOLVING GRAND PEAK CAPITAL CORP., ITS
SHAREHOLDERS AND LUCKY MINERALS INC.

ORDER

Paul W. Lackowicz
LACKOWICZ, SHIER & HOFFMAN
Barristers & Solicitors
300-204 Black Street
Whitehorse, Yukon Territory
Y1A 2M9

File No. 35540

SCHEDULE "D"

SECTION 193 OF THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)

Shareholder’s right to dissent

193	(1)	Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	amalgamate with another corporation, otherwise than under section 186 or 189;

(d)	be continued under the laws of another jurisdiction under section 191; or

(e)	sell, lease or exchange all or substantially all its property under section 192.

(2)	A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6)	An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation; or

(b)	by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder,

to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)
If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8)	Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms; and

(b)	contain or be accompanied by a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6); and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Supreme Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)	the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)	the service of documents; and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Supreme Court shall make an order

(a)	setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)	setting the time within which the corporation must pay that amount to a shareholder.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective;

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the dissent; or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13); or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

SCHEDULE "E"

GRAND PEAK CAPITAL CORP.

Pro-Forma Consolidated Balance Sheet
(Stated in U.S. Dollars)

September 30, 2008
(Unaudited – See Compilation Report)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C IL6

Tel:  (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF GRAND PEAK CAPITAL CORP.

We have read the accompanying unaudited pro-forma consolidated balance sheet of Grand Peak Capital Corp. (the "Company") as at September 30, 2008, and have performed the following procedures:

1.	Compared the figures in the columns captioned Grand Peak Capital Corp. to the audited financial statements of the Company as at September 30, 2008 and found them to be in agreement.

2.
Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

3.	Read the notes to the pro-forma financial statements and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

4.	Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the column captioned "Grand Peak Capital Corp." and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 23, 2009

GRAND PEAK CAPITAL CORP.
Pro-Forma Consolidated Balance Sheet
September 30, 2008
(Stated in U.S. Dollars)
(Unaudited – See Compilation Report)

	Grand Peak Capital Corp.	Pro-Forma Adjustment (Note 2)		Grand Peak Capital Corp. Pro-Forma

ASSETS

Current Assets
Cash and cash equivalents	$722,471	$(200,000	) (e)	$
		(100,000	) (f)		422,471
Marketable securities	837,911				837,911
GST receivable	8,464				8,464
Prepaid expenses	37,936				37,936
Accounts receivable	153,819				153,819
	1,760,601				1,460,601

Deposits on asset	209,417				209,417
Equipment	19,180				19,180
Mineral properties	80,393	(20,200	) (a)		60,193
Deferred exploration and development expenses	260,843	(180,043	) (a)		80,800
Long term investment		(200,000	) (e)		200,000
Other	429				429
	$2,330,863				$2,030,620

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$151,252				$151,252
Loan payable	500,255				500,255
	651,507				651,507

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share Capital	4,329,089	(100,000	) (f)		4,028,846
Contributed surplus	971,859	(200,243	) (a)		971,859
Accumulated other comprehensive income	29,373				29,373
Deficit	(3,650,965)	200,243	(a)		(3,650,965)

	1,679,365				1,379,113

	$2,330,863				$2,030,620

GRAND PEAK CAPITAL CORP.
Pro-Forma Consolidated Balance Sheet
September 30, 2008
(Stated in U.S. Dollars)
(Unaudited – See Compilation Report)

1.	Basis of Presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Grand Peak Capital Corp. ("Grand Peak" or the "Company") dated February 23, 2009, in connection with the reorganization of certain existing mineral property interests to a separate corporate entity. A pro-forma presentation of operations for any period ending September 30, 2008 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet has been derived from the audited consolidated balance sheet of Grand Peak as at September 30, 2008 and gives effect to the Company's proposed Plan of Arrangement (the "Arrangement") under the Business Corporations Act (Yukon Territory), as described herein. Upon completion of the Arrangement, Grand Peak's existing mineral property interest in the Nico Property will be owned by Lucky Minerals Inc., which itself will be owned in a majority directly by the current shareholders of Grand Peak.

The pro-forma consolidated balance sheet has been prepared as if the Arrangement had occurred on September 30, 2008 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events reflected herein under the Arrangement had occurred on September 30, 2008, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future. This pro-forma financial statement should also be read in conjunction with Grand Peak's audited September 30, 2008 annual financial statements included in the Management Information Circular.

2.	Pro-forma Adjustments

The pro-forma consolidated balance sheet gives effect to the following transactions as if they had occurred at September 30, 2008:

(a)
The Company will transfer the assets referred to in note 3 to Lucky Minerals Inc. and take back as consideration 20,950,053 common shares of Lucky Minerals Inc.  (the "Distributed Lucky Minerals Shares").

(b)
The authorized share capital of Grand Peak is altered such that a new class of Common shares (the "New Common Shares") are created and a special class of preferred shares are created. These preferred shares will be assigned an aggregate redemption value equal to the fair market value of the assets transferred to Lucky Minerals Inc. in (a) above.

(c)	All Grand Peak shareholders exchange each of their current common shares held for one New Common Share and one preferred share.

(d)
Grand Peak redeems the preferred shares relating to the value of the Lucky Minerals Inc. assets and gives as consideration to the holders of these shares, being all of the existing shareholders of Grand Peak, the Distributed Lucky Minerals Shares.

(e)
Grand Peak advances $200,000 to Lucky Minerals Inc. as a long term loan payable in full plus interest  in three years.  The interest will accrue at the rate of the prime lending rate of the Royal Bank of Canada in effect from time to time for Canadian dollar commercial demand loans plus three (3%) percent per annum.

(f)	Estimated costs to complete the Arrangement of $100,000 are paid by Grand Peak.

3.	Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to Lucky Minerals Inc., based on their carrying values in the financial statements of Grand Peak at September 30, 2008, are as follows:

Mineral Property Interests:

Acquisition Costs - Nico Property	$20,200
Exploration and Development Expenses	180,043
$200,243

The Arrangement envisions the transfer of these assets from their ownership by Grand Peak to ownership by Grand Peak's wholly-owned subsidiary Lucky Minerals Inc. and the immediate distribution of a controlling interest in the common shares of Lucky Minerals Inc. to the current shareholders of Grand Peak. The shareholders of Grand Peak at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to Lucky Minerals Inc., the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Grand Peak.

4.	Lucky Minerals Commitment

Share purchase warrants of Grand Peak outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of Lucky Minerals Inc. based on the exchange factor, being the number arrived at by dividing 20,950,053 by the number of issued Grand Peak shares as of the close of business on the share distribution date.  Grand Peak will be required to remit to Lucky Minerals Inc. a portion of the funds received by Grand Peak in accordance with the formula set out in the Arrangement Agreement.

SCHEDULE "F"

Lucky Minerals Inc.

Pro-Forma Consolidated Balance Sheet
(Stated in U.S. Dollars)

September 30, 2008
(Unaudited – See Compilation Report)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel:  (604) 687-5447
Fax: (604) 687-6737

COMPILATION REPORT

TO THE DIRECTORS OF LUCKY MINERALS INC.

We have read the accompanying unaudited pro-forma consolidated balance sheet of Lucky Minerals Inc. (the "Company") as at September 30, 2008 and have performed the following procedures:

1.
Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about the basis for determination of the pro-forma adjustments. The officials described to us the basis for determination of the pro-forma adjustments.

2.	Read the notes to the pro-forma statements and found them to be consistent with the basis described to us for determination of the pro-forma adjustments.

3.	Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the column captioned "Lucky Minerals Inc. Pro-forma" and found the amounts to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 23, 2009

Lucky Minerals Inc.
Pro-Forma Consolidated Balance Sheet
September 30, 2008
(Stated in U.S. Dollars)
(Unaudited – See Compilation Report)

	Lucky Minerals Inc.	Pro-Forma Adjustment (Note 2(a))		Lucky Minerals Inc. Pro-Forma

ASSETS

Current Assets
Cash and cash equivalents	$10,000	$200,000	(b)	$410,000
		200,000	(d)
				410,000

Mineral properties	-	20,200	(a)	20,200
Deferred exploration and development expenses	-	180,043	(a)	180,043
	$10,000			$610,243

LIABILITIES
Long term loan payable	-	200,000	(b)	200,000

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	10,000	200,243	(a)	410,243
		200,000	(d)
Deficit	-			-
	10,000			410,243
	$10,000			$610,243

Lucky Minerals Inc.
Pro-Forma Consolidated Balance Sheet
September 30, 2008
(Stated in U.S. Dollars)
(Unaudited – See Compilation Report)

1.	Basis of Presentation

This unaudited pro-forma consolidated balance sheet has been compiled for purposes of inclusion in the Management Information Circular of Grand Peak Capital Corp. ("Grand Peak") dated February 23, 2009 relating to the reorganization of certain existing mineral property interests to a separate corporate entity by a Plan of Arrangement (the "Arrangement"). Lucky Minerals Inc. ("Lucky Minerals" or the "Company") has been incorporated under the Canada Business Corporation Act with 200,000 common shares issued to its initial and sole shareholder, Grand Peak. Under the terms of the Arrangement, Lucky Minerals will own substantially all of Grand Peak's resource interest in the Nico Property. As consideration for this asset, Lucky Minerals will issue 20,950,053 common shares to Grand Peak, which will then be distributed to the current shareholders of Grand Peak pro-rata based on their relative shareholdings of Grand Peak. In addition, concurrent with the execution of the Arrangement Agreement, Grand Peak will lend $200,000 in cash to Lucky Minerals as a long term loan.

This pro-forma consolidated balance sheet has been prepared as if the Arrangement occurred on September 30, 2008 and that the adjustments disclosed in Note 2 had occurred on the same date. In the opinion of management, the pro-forma consolidated balance sheet includes all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles, inclusive of the effect of the assumptions disclosed in note 3. A pro-forma presentation of operations for the period ending September 30, 2008 is not considered practicable in this circumstance nor would it provide any meaningful information to a financial statement reader.

This pro-forma consolidated balance sheet is not necessarily reflective of the financial position that would have resulted if the events described herein under the Arrangement had actually occurred on September 30, 2008, but rather expresses the pro-forma results of specific transactions currently proposed. Further, this pro-forma consolidated balance sheet is not necessarily indicative of the financial position that may be attained in the future.

2.	Pro-forma Adjustments

The pro-forma consolidated balance sheet gives effect to the following transactions as if they had occurred at September 30, 2008:

(a)	Grand Peak sells certain assets, described further in note 3, to Lucky Minerals and takes back as consideration 20,950,053 common shares of Lucky Minerals (the "Distributed Lucky Minerals Shares").

(b)	Grand Peak lends $200,000 to Lucky Minerals as a long term loan.

(c)	Estimated costs to complete the Arrangement of $100,000 are to be borne by Grand Peak and accordingly are not reflected herein.

(d)	Lucky Minerals completes a non-brokered private placement of $200,000 at $0.05 in exchange for 4,000,000 common shares of Lucky Minerals to arms length parties.

3.	Pro-forma Assumptions

Pursuant to the Arrangement, the assets to be transferred to Lucky Minerals, based on their carrying values in the financial statements of Grand Peak at September 30, 2008, are as follows:

Mineral Property Interests:

Acquisition Costs - Nico Property	$20,200
Exploration and Development Expenses	180,043
$200,243

The Arrangement envisions the transfer of these assets from Grand Peak to ownership by Grand Peak's wholly-owned subsidiary Lucky Minerals and the immediate distribution of a controlling interest in the common shares of Lucky Minerals to the current shareholders of Grand Peak. The shareholders of Grand Peak at the time of the Arrangement will continue to collectively own these assets, albeit through an altered corporate structure. Consequently, given that there will be no substantive change in the beneficial ownership of these assets at the time that they are vended to Lucky Minerals, the transfer must be recorded under Canadian generally accepted accounting principles using the historical carrying values of the assets in the accounts of Grand Peak.

Lucky Minerals will assume the position of Grand Peak in the option agreement in respect of this property interest. To maintain this asset, Lucky Minerals will be obligated, as necessary, to complete the terms of the option agreement, comprised generally of making future cash payments, completing exploration work obligations, and issuing common shares to property optioners. Readers should refer to the September 30, 2008 annual financial statements of Grand Peak, as well as to Grand Peak's current Management Information Circular, for further details regarding the property and any agreements and commitments being transferred to Lucky Minerals.

Further, the pro-forma balance sheet reflects the assumption that Lucky Minerals will acquire, by election, a tax basis in its property interests equal to their carrying amount for accounting purposes, such that no liability exists for future income taxes.

4.	Share Capital

	Number of Shares	$
Issued at incorporation	200,000	10,000
Issued on transfer of property interests	20,950,053	200,243
Issued for cash	4,000,000	200,000

Pro-forma issued and outstanding September 30, 2008	25,050,054	410,243

5.	Lucky Mineral Commitments

Share purchase warrants of Grand Peak outstanding at the effective date of the Arrangement will entitle the holder to acquire common shares of Grand Peak and common shares of Lucky Minerals based on the exchange factor, being the number arrived at by dividing 20,950,053 by the number of issued Grand Peak common shares as of the close of business on the share distribution record date.  Grand Peak will be required to remit to Lucky Minerals a portion of the funds received by Grand Peak on the exercise of such warrants in accordance with the formula set out in the Arrangement Agreement.

On a pro-forma basis at September 30, 2008, the maximum number of common shares issuable by Lucky Minerals related to this commitment was 16,890,000 for proceeds of approximately $315,900.

SCHEDULE "G"

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)

Consolidated Financial Statements
(Stated in U.S. Dollars)

September 30, 2008 and 2007

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Grand Peak Capital Corp.

We have audited the consolidated balance sheet of Grand Peak Capital Corp. as at September 30, 2008 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements at September 30, 2007 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated February 15, 2008.

/s/ De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 28, 2009

Consolidated Balance Sheets
As at September 30,
(Stated in U.S. Dollars)

	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$722,471	$756,652
Marketable securities – (Note 12)	837,911	101,000
GST receivable	8,464	15,388
Prepaid expenses	37,936	-
Accounts receivable	153,819	15,146

	1,760,601	888,186

Deposits on asset – (Note 5)	209,417	111,605
Equipment - (Note 6)	19,180	5,401
Mineral properties - (Note 7)	80,393	30,300
Deferred exploration expenses (see schedule)	260,843	144,132
Incorporation costs	429	429

	$2,330,863	$1,180,053
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$151,252	$210,999
Loan payable – (Note 8)	500,255	404,000

	651,507	614,999
SHAREHOLDERS’ EQUITY

Share capital - (Note 9 (a))	4,329,089	3,279,089
Contributed surplus	971,859	971,859
Accumulated other comprehensive income (Note 10)	29,373	380,937
Deficit	(3,650,965)	(4,066,831)

	1,679,356	565,054

	$2,330,863	$1,180,053

Continuance of Operations – (Note 1)
Contingencies – (Note 10)

Approved by the Board:
/s/ Navchand Jagpal, Director
/s/ Lewis Dillman, Director

See accompanying notes to the financial statements

Consolidated Statements of Operations and Deficit and Comprehensive Income
For the years ended September 30,
(Stated in U.S. Dollars)

	2008	2007

Revenue
Property management	$314,158	$-
Interest and royalty income	43,952	29,386

	358,110	29,386
Expenses
Amortization	4,338	1,568
Bank charges and interest	30,040	24,675
Management fees	56,096	2,645
Office, administration and travel	16,968	280
Professional fees	95,328	83,089
Telephone	6,505
Transfer agent and regulatory filing fees	44,997	23,467
	(254,272)	(135,724)
	103,838	(106,338)
Income before other items:
Gain (loss) on sales of long-term investments	306,409	-
Forgiveness of debt (Note 11)	5,619	-

Net income (loss) for the year	415,866	(106,338)

Deficit, beginning of year	(4,066,831)	(3,960,493)

Deficit, end of year	$(3,650,965)	$(4,066,831)

Basic earnings (loss) per common share	$0.06	$(0.01)
Diluted earnings (loss) per common share	$0.05	$(0.01)

Weighted average number of common shares outstanding	7,411,907	13,700,181

Comprehensive Income
Net income (loss) for the year	415,866	(106,338)
Other Comprehensive income (loss) for the year	(351,564)	3,852
Comprehensive income (loss) for the year	64,302	(102,486)

See accompanying notes to the financial statements

Consolidated Statement of Cash Flows
For the years ended September 30,
(Stated in U.S. Dollars)

	2008	2007

Operating Activities
Net income (loss) for the year	$415,866	$(106,338)
Adjustment for items which do not involve cash:
Forgiveness of debt	(5,619)	-
Amortization	4,338	1,568
Interest on loan payable	28,316	61,064
Unrealized foreign exchange	(47,717)	(33,566)
	395,184	(7,272)
Changes in non-cash working capital components:
GST receivable	-	(15,388)
Marketable securities	-	2,340
Prepaid	(37,936)	-
Accounts receivable	(131,749)	(15,146)
Accounts payable and accrued liabilities	13,811	122,823
	239,310	17,357

Investing Activities
Deposits on asset	(97,812)	(111,605)
Purchase of marketable securities	(1,022,301)	(101,000)
Equipment	(18,117)	(6,969)
Mineral property acquired acquisition	(53,509)	(10,100)
Deferred exploration and development	(113,295)	(144,132)
Incorporation costs	-	(429)
	(1,305,034)	(374,235)

Financing Activities
Common shares issued for cash	1,050,000	630,000

Effect of foreign exchange on cash	(18,457)	37,418

Net cash provided (used) during the year	(34,181)	310,540

Cash and cash equivalents, beginning of year	756,652	446,112

Cash and cash equivalents, end of year	$722,471	$756,652

See accompanying notes to the financial statement

Schedule of Deferred Exploration and Development Expenses
For the years ended September 30, 2008 and 2007
(Stated in U.S. Dollars)

	Amos	Vassan	Nico	Total

Balance, September 30, 2006	$-	$-	$-	$-

Assaying, geological and general	40,400	40,400	63,332	144,132

Balance, September 30, 2007	$40,400	$40,400	$63,332	$144,132

Assaying, geological and general	-	-	116,711	116,711

Balance, September 30, 2008	$40,400	$40,400	$180,043	$260,843

See accompanying notes to the financial statements

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on December 28, 2001 in the Yukon Territory, Canada and is listed on the TSX Venture exchange. The Company changed its name to Grand Peak Capital Corp. on November 15, 2007. The Company changed its year end from December 31 to September 30 in 2007.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has an accumulated operating deficit of $3.65 million at September 30, 2008 (2007 - $3.9 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to continue as a going-concern; the net realizable values of its net assets may be materially less than the amounts recorded on the balance sheet.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its wholly-owned subsidiaries. All intercompany balances have been eliminated.

The Company’s wholly-owned subsidiaries and operating status are as follows:

Subsidiary	Status
Lucky Minerals Inc.	Active
2801 Shangri-La Ltd.	Active
0808964 BC Ltd.	Active
Digital Labs Inc.	Inactive
Midland Holland Ltd.	Inactive
Person Finance Ltd	Inactive

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Key areas where management has made complex or subjective judgements include, fair value of certain assets; accounting for amortization; mineral asset impairment assessments; environmental obligations; income taxes and contingencies.

Financial Instruments

The Company adopted the provisions of CICA Sections 3855, Financial Instruments – Recognition and Measurement, and 1530, Comprehensive Income, on October 1, 2006 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income.  Financial instruments are classified as ‘held for trading” for accounting purposes with the exception of marketable securities which are considered to be available for sale.  Accordingly, unrealized gains and losses on marketable securities are reflected within other comprehensive income while all other unrealized items are recorded in operations.

The Company’s financial instruments comprise cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, and loan payable.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values on the consolidated balance sheet.  The fair values are the same as the carrying values due to their short-term nature.

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition.

The fair value of marketable securities and loan payable are disclosed in the respective notes to the financial statements.

Foreign Exchange Risk

The Company faces certain foreign risks as most of its expenses are deferred exploration expenses incurred in Canadian dollars and the Canadian dollar may appreciate or depreciate against the US dollar, the Company’s reporting currency.  It also has exposure to risks with the amounts due from the Company as these amounts are owed in US dollars.  In recent quarters the fluctuations between the Canadian and the US dollar had not warranted the Company to actively manage its foreign exchange risk.  Notwithstanding, the Company continuously monitors this exposure to determine if any mitigation strategies become necessary.

Mineral Properties and Deferred Exploration Costs

Mineral properties, including options to mineral claims, are stated at cost.  The recorded cost of mineral properties and exploration and development interests is based on cash paid and assigned value, if any, of share considerations given for mineral properties and exploration and development costs incurred.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property.  At such times as the Company loses or abandons title on its interest in property, the accumulated expenditures on such property are charged to operations.  If any property reaches commercial production, the applicable costs of the mineral property and the deferred exploration and development expenditures will be amortized against related production revenues on the unit of production method, based on the property’s estimated reserves.  Properties which have reached a production stage will have a gain or loss calculated.

Based on the information available to date, the Company has not yet determined whether the mineral properties it is exploring and developing contain economically recoverable reserves.  The recoverability of the amounts capitalized as mineral properties and deferred exploration and development costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development programs and upon future profitable production.

The amounts shown for mineral properties and deferred exploration and development expenses represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon various factors as noted above.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental Protection and Rehabilitation Costs

The Company’s policy relating to environmental protection and land rehabilitation programs is to charge to income any such costs incurred during the year.  Presently, the Company does not foresee the necessity to make any material expenditure in this area. The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mining activity.  The Company is currently in the exploration stages with its mineral interests and has not determined whether significant site reclamation costs will be required.  The Company would record a liability for site reclamation only when it is reasonably determinable and quantifiable.

Revenue Recognition

Interest, and property management fees receivable in cash are recorded on an accrual basis when services are rendered and collectability is reasonably assured. All costs directly attributable to revenue generation are expensed as incurred and netted against the appropriate income earned. Realized gains and losses on disposals of investments are reflected in the consolidated statement of operations and calculated on an average cost basis.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Impairment of Long-Lived Assets

The company reviews long-lived assets for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.  Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset or net realizable value.

Equipment

Equipment consists of office equipment, computer equipment and leaseholds.  The office equipment and computer equipment and leaseholds are recorded at cost and amortized at an annual rate of 20% to 45% using the declining balance method.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As of September 30, 2008 and 2007, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no net asset is recognized. Such an allowance has been applied to all potential income tax assets of the Company.

Retirement of long-lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Foreign Currency Translation

The Company’s functional currency is the Canadian dollar and its reporting currency for the presentation of its consolidated financial statements is the US dollar. Under this method, the income statement and the cash flow statement items for each year are translated into the reporting currency using the rates in effect at the date of the transactions, and the assets and liabilities are translated using the exchange rate at the end of that year. All resulting exchange differences are reported as a separate component of shareholders’ equity within accumulated other comprehensive income.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Royalty income

The Company records royalty income when earned.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Loss per share

Loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

Comparative Figures

Certain of the prior years' figures have been reclassified to conform to the current year’s financial statement presentation.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - cont’d

Adoption of new accounting standards

Effective October 1, 2007 the Company adopted the following new accounting standards:

Section 1400 – Assessing Going Concern

CICA Handbook Section 1400, as amended, changed the guidance related to management’s responsibility to assess the ability of an entity to continue as a going concern. Management is required to make an assessment of the Company’s ability to continue as a going concern, taking into account all information available for at least, but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that cast significant doubt upon the Company’s ability to continue as a going concern. The adoption of this standard had no impact on the Company’s disclosures as these uncertainties have been, and continue to be, fully described herein.

Section 1535 – Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed. The Company has a simple capital structure given that it is largely dependent on unsecured equity financing, and therefore adoption of this standard has required no additional disclosures in these notes.

Section 3862 – Financial Instruments – Disclosures

This Section requires additional disclosures to enable users of the Company’s financial statements to evaluate the significance of financial instruments to the Company’s financial position and performance. In addition, qualitative and quantitative disclosures are provided as appropriate to enable users to evaluate the nature and extent of risks arising from the Company’s financial instruments. These disclosures were presented above within the financial instruments accounting policies.

3.  ACCOUNTING POLICIES NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

3.  ACCOUNTING POLICIES NOT YET ADOPTED cont’d

Goodwill and intangible assets

In February 2008, the CICA issued Handbook section 3064 "Goodwill and intangible assets" which is required to be adopted for fiscal year-ends beginning on or after October 1, 2008.  It establishes standards for the recognition, measurement, presentation and disclosure of Goodwill subsequent to its initial recognition and of intangible assets by profit orientated enterprises.  The Company does not expect that the adoption of this new section will have any material impact on its financial statements.

4.   RELATED PARTY TRANSACTIONS

During 2008, an equity investment was completed by the Company into Akmola Gold Corp. for the amount of CDN $100,000.  The Company and Akmola Gold Corp (a private British Columbia entity) shared a common Chief Executive Officer.

During 2007 there were no related party transactions.

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management.

Refer to Note 8.

5.    DEPOSIT ON ASSET

The Company’s deposit consists of a cash deposit of CDN $221,605 for the purchase of a real estate condominium for a price of CDN $1,116,050 with the balance to be paid as follows:  CDN $55,803 on January 1, 2009 and CDN $837,037 due upon completion.

6.    EQUIPMENT

	Cost	Accumulated Amortization	2008 Net	2007 Net
Computer equipment	$56,638	$52,857	$3,781	$5,401
Vehicle	18,117	2,718	15,399	–
	$74,755	$55,575	$19,180	$5,401

7.    MINERAL PROPERTIES

	Amos	Vassan	Nico	Total

Balance, September 30, 2006	$-	$-	$-	$-

Acquisition costs	5,050	5,050	20,200	$30,300

Balance, September 30, 2007	$5,050	$5,050	$20,200	$30,300

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

7.    MINERAL PROPERTIES cont’d

	Bedford	Amos	Vassan	Nico	Total

Balance, September 30, 2007	$-	$5,050	$5,050	$20,200	$30,300

Acquisition costs	53,509	-	-	-	53,509

Balance, September 30, 2008	$53,509	$5,050	$5,050	$20,200	$83,809

Bedford Properties

Pursuant to three individual Option Agreements executed during the fiscal year ending September 30, 2008, the Company has the right to acquire interests in iron ore exploration properties located in close proximity to Shefferville, Quebec.

The Option Agreement executed in August 2008, with Bedford Partners and 743584 Ontario Inc. consisted of a total area of 88 claims.  In order to earn its 100% undivided interest in the property the Company must, over a six year period, pay an acquisition fee of CDN $230,000 and implement an exploration work program to the stage of a pre-feasibility study.

The second Option Agreement entered into in July, 2008 with Bedford Partners and 743584 Ontario Inc. consists of Blocks 44 and 97 and constitutes a total area of 4,525 hectares. In order to acquire its 100% undivided interest in the property, the Company must, over a six year period, pay an acquisition fee of CDN $205,000 and implement an exploration work program to the stage of a pre-feasibility study.

In October, 2007, the Company concluded an option agreement with Bedford Resource Partners to acquire an iron ore exploration project in Northern Quebec. The option to acquire up to a 90% ownership interest in the property was obtained with an initial payment of CDN $10,000. For the Company to complete the transaction, it must make additional payments totalling $36,000 over the next 3 years and bear 100% of the costs to develop the property to a pre-feasibility stage on or before December 31, 2012.

Amos and Vassan

Pursuant to an Option Agreement dated February 20, 2007, the Company acquired the right to acquire a 100% interest in two mineral properties located in the Abitibi region of the Province of Quebec, Canada, consisting of 75 mineral claims by paying cash of CDN $10,000. If an economic discovery is made on the property, the Company must issue $70,000 in common shares as a bonus. There is a 2% Net Smelter Return ("NSR") royalty, of which 1% of the NSR may be purchased for CDN $1,000,000.

Nico

Pursuant to an Option Agreement dated June 20, 2007, the Company acquired the right to acquire a 100% interest in 51 mineral claims located in the Abitibi region of the Province of Quebec, Canada by paying cash of CDN $20,000. The property is subject to the same economic discovery commitments and NSR as the above-noted February 20, 2007 Option Agreement.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

8.      LOAN PAYABLE

The Company owes the former President’s private company $500,255 at September 30, 2008 (2007 - $404,000) plus accrued interest of $96,254 (2007 - $67,938), which has been included in accounts payable and accrued liabilities.  The loan is an unsecured demand loan bearing interest at 6% per annum.

9.  SHARE CAPITAL

  a) Authorized share capital consists of unlimited common shares without par value.

	September 30,
	2008			2007
	Shares	$		Shares	$
Balance, beginning of year	17,333,514		$3,279,089	11,033,514		2,649,089
Share consolidation on a 5 to 1 basis	(13,866,812)		-	-		-
Shares issued for warrants	-		-	2,500,000		250,000
Private placements	5,000,000		1,050,000	3,800,000		380,000
Balance, end of fiscal year	8,466,702		$4,329,089	17,333,514		3,279,089

Private placements

The private placement completed during the current year consisted of 5,000,000 units at a price of $0.21 per unit. Each unit consisted of one share and one share purchase warrant, which is exercisable at a price of $0.28 per share for a period of two years from the date of issue.

The private placement competed during the comparative year consists of 3,800,000 units at a price of $0.10 per unit.  Each unit consisted of one share and one share purchase warrant.  Each warrant entitled the holder to purchase one further share of the company at a price of $0.12 within two years.

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to grant options up to 10% of the issued and outstanding common stock of the Company to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the price permitted by the TSX Venture Exchange.

No options are outstanding have been granted the prior two fiscal years.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

9.  SHARE CAPITAL (continued)

c) Warrants

	September 30, 2008		September 30, 2007
	Number of Shares	Weighted Price	Number of Shares	Weighted Price
Opening balance	6,400,000	0.70	5,100,000	0.13
Share consolidation	(5,120,000)	-	-	-
Expired	(520,000)	0.50	(2,500,000)	0.10
Granted during the year	5,000,000	0.28	3,800,000	0.13
Closing balance	5,760,000		6.400,000	0.14
Weighted remaining life in years				1.03

Due to the share consolidation of five existing common shares and warrants to one newly created share and warrant, the opening balance of warrants was calculated to 1,280,000.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

	2008 $ Amount	2007 $ Amount
Balance, beginning of the year	380,937	377,085
Unrealized loss on marketable securities	(285,391)	-
Cumulative translation adjustment	(66,173)	3,852
Balance, end of the year	29,373	380,937

11. GAIN ON DEBT SETTLEMENT

The Company was forgiven $5,619 on amounts included in accounts payable and accrued liabilities at September 30, 2007.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

12. MARKETABLE SECURITIES

Investments consist of the following as at September 30, 2007

Issuer	# of Common Shares	Average Cost $	Fair Value $	% of Portfolio
Vast Exploration	400,000	100,000	101,000	100%
WT – Vast Exploration Inc 22JUN 09*	400,000	-	-	-
		100,000	101,000	100%

Investments consist of the following as at September 30, 2008

Issuer	# of Common Shares	Average Cost $	Fair Value $	% of Portfolio
Dynamite Resources Ltd	250,000	81,270	28,350	3%
Maxtech Ventures Inc	134,300	230,720	120,567	14%
Vast Exploration Inc	1,050,300	309,615	347,386	42%
WT – Vast Explorations Inc 22JUN09*	400,000	-	-	-
Avion Resources Corp.	80,000	24,135	12,096	1%
Canarc Resources Corp.	135,000	42,535	12,757	2%
Desert Gold Ventures	200,000	142,010	103,950	12%
Eurocontrol Technics Inc	162,000	38,080	16,839	2%
Pying Medical Corp	33,500	18,770	12,663	2%
Selkirk Metals Corp	370,000	154,930	59,440	7%
Caza Gold Corp.	22,500	-	-	-
Peregrind Diamonds Ltd.	50,000	10,010	17,955	2%
Unranium Bay Resources Ltd	50,000	3,735	1,890	-
Eloda Corp.	99,000	3,980	1,871	-
Castillian Resources Corp.	50,000	8,010	4,725	1%
Valencia Ventures Inc.	36,000	3,070	2,922	-
Cervus Financial Group	50	-	-	-
Loewen Group Inc	500	-	-	-
North Point Corporation	153,591	-	-	-
Peachtree Networking Inc	725,850	-	-	-
Akmola Gold Corp (Private)	1,000,000	100,000	94,500	12%
		1,170,870	837,911	100%

* These warrants have been valued on an intrinsic basis and have a resultant fair value of nil.

GRAND PEAK CAPITAL CORP.
(formerly Black Mountain Capital Corporation)
Notes to the Consolidated Financial Statements
September 30, 2008 and 2007
(Stated in U.S. Dollars)

13.INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:
	For the year ended September 30, 2008		For the year ended September 30, 2007
		$	$
Net income (loss) for the period	415,866			(106,338)
Expected income tax (recovery)	128,918			(32,965)
Net effects of non deductible amounts	(46,148)			535
Unrecognized benefit of current non capital loss	(82,770)			32,430
Income tax expense or recovery	-			-

Future income tax assets:
	For the year ended September 30, 2008		For the year ended September 30, 2007
		$	$
Non-capital loss carry forwards	692,640			835,335
Equipment	72,937			78,714
Marketable securities	43,285			-
Valuation allowance	(808,862)			(910,049)
Net future income tax assets	-			-

As of the year ended September 30, 2008 the Company has a net income of $415,866 and non capital loss tax asset of approximately $2,664,000. Net losses are available to reduce future taxable income in Canada and if not utilized will expire through 2028.  The Company has not recognized any future benefit for these tax losses as it is not considered likely that they will be utilized.

14.SUBSEQUENT EVENTS

Subsequent to year end, the Company completed a private placement for 5,500,000 units for a price of $0.17 per unit.  Each unit consists of one common share and one share purchase warrant exercisable at $0.23 for a period of two years from date of issue.

SCHEDULE "H"

STOCK OPTION PLAN OF
GRAND PEAK CAPITAL CORP.

ARTICLE 1
PURPOSE OF PLAN

1.1          The purpose of the Stock Option Plan (the "Plan") of Black Mountain Capital Corporation (the "Corporation"), a corporation incorporated under the Business Corporations Act (Yukon) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2
ADMINISTRATION OF PLAN

2.1          The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2          Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3          Each option to purchase Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3
STOCK EXCHANGE RULES

3.1          All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

ARTICLE 4
SHARES SUBJECT TO PLAN

4.1          Subject to adjustment as provided in Article 15 hereof, the Shares to be offered under the Plan shall consist of authorized but unissued common shares of the Corporation. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.
ARTICLE 5
MAINTENANCE OF SUFFICIENT CAPITAL

5.1          The Corporation shall at all times during the term of the Plan keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6
ELIGIBILITY AND PARTICIPATION

6.1          Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2          Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3          An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7
EXERCISE PRICE

7.1          (a)         The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)         Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

ARTICLE 8
NUMBER OF OPTIONED SHARES

8.1           (a)         The number of Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)         No single Optionee may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries).

(d)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to employees of the Corporation (or any of its subsidiaries) conducting Investor Relation Activities (as such term is defined in the policies of the Exchange). Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9
DURATION OF OPTION

9.1          Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (the "TSX-V") the maximum term may not exceed 10 years if the Corporation is classified as a "Tier 1" corporation by the TSX-V, and the maximum term may not exceed five years if the Corporation is classified as a "Tier 2" corporation by the TSX-V.

ARTICLE 10
OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1          (a)         The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)         Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.
(c)         Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)         Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)        The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Secretary of the Corporation, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

(f)         Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)         completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)         the Corporation being satisfied that the issuance of such Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)         the admission of such Shares to listing on any Exchange on which the Shares may be then listed; and

(iv) the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Exchange on which the Shares are then listed.

ARTICLE 11
CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1          Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2          If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3          If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4          Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5          Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12
DEATH OF OPTIONEE

12.1          In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13
RIGHTS OF OPTIONEE

13.1          No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

ARTICLE 14
PROCEEDS FROM SALE OF SHARES

14.1          The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15
ADJUSTMENTS

15.1          If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2          Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate. In the event of a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation (a "Change of Control") all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

ARTICLE 16
TRANSFERABILITY

16.1          All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange. During the lifetime of an Optionee any benefits, rights and options may only be exercised by the Optionee.

ARTICLE 17
AMENDMENT AND TERMINATION OF PLAN

17.1          Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

ARTICLE 18
NECESSARY APPROVALS

18.1          The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals, which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19
EFFECTIVE DATE OF PLAN

19.1          The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20
INTERPRETATION

20.1          The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

20.2          In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX-V and in particular, in Policies 1.1 and 4.4 of said Corporate Finance Manual.

20.3          Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

20.4          Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

20.5          References herein to any gender include all genders.

MADE by the board of directors of the Corporation as evidenced by the signature of the following officer duly authorized in that behalf effective the 18th day of May, 2004.

BLACK MOUNTAIN CAPITAL CORPORATION By: /s/ "Tom S. Kusumoto" Name: Tom S. Kusumoto Title: President and Secretary

SCHEDULE "I"

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Corporation's Board to assist the Board in monitoring: (1) the integrity of the financial statements of the Corporation; (2) the compliance by the Corporation with legal and regulatory requirements; and (3) the independence and performance of the Corporation's external auditors, which external auditors shall report directly to the Audit Committee.

The members of the Audit Committee shall meet the independence and experience requirements of applicable securities laws and any exchange or quotation system upon which the Corporation's securities are listed or quoted.  The members of the Audit Committee shall be appointed by the Board.

The Audit Committee shall have the authority to retain independent legal, accounting or other consultants to advise the Committee as the Audit Committee determines necessary to carry out its duties and the Audit Committee shall have the authority to set and pay the compensation for any such advisors.  The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.

The Audit Committee shall:

1.	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2.
Review the annual audited financial statements, the interim financial statements, management's discussion and analysis with management and annual and interim earnings press releases, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Corporation's financial statements.  Such review must occur prior to the Corporation publicly disclosing any such information.

3.	Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements.

4.
Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including an analysis of the effect of alternative GAAP methods on the Corporation's financial statements.

5.	Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

6.	Meet with management to review the Corporation's major financial risk exposures and the Corporation's internal controls.

7.	Review major changes to the Corporation's internal controls and accounting principles and practices as suggested by the independent auditor, internal accounting or financial personnel or management.

8.
Recommend to the Board the nomination and appointment of the independent auditor for the purposes of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, which independent auditor is ultimately accountable to the Audit Committee and the Board.

9.
Review the experience and qualifications of the senior members of the independent auditor team, the audit procedures of the independent auditor and the rotation of the lead partner and reviewing partner of the independent auditor.

10.	Approve the compensation to be paid to the independent auditor for audit services.

11.
Pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities.

12.
Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, consider whether the provision of non-audit services is compatible with maintaining the auditor's independence and, if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

13.	Evaluate together with the Board the performance of the independent auditor. If so determined by the Audit Committee, recommend that the Board replace the independent auditor.

14.
Recommend to the Board guidelines for the Corporation's hiring of partners, employees and former partners and employees of the present and former independent auditor who were engaged on the Corporation's account.

15.	Review the significant reports to management pertaining to the presentation and significant accounting policies of the Corporation's financial statements.

16.
Obtain reports from management, the Corporation's senior accounting and financial personnel and the independent auditor that the Corporation and its subsidiaries are in conformity with applicable legal requirements, including disclosures of insider and affiliated party transactions.

17.
Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee or anonymous complaints or published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

18.
Review with the independent auditor any problems or difficulties the auditor may have encountered and any disagreements between the independent auditor and management of the Corporation and any management letter provided by the auditor and the Corporation's response to that letter.  Such review should include:

(a)	Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

(b)	The internal accounting and financial responsibilities; and

(c)	The investigation and implementation of the resolution of any disagreement between the independent auditor and the management of the Corporation.

19.	Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations.

20.	Meet at least quarterly with the Chief Financial Officer and the independent auditor in separate executive sessions.

21.	Establish a procedure for:

(a)	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles.  This is the responsibility of management and the independent auditor.  Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.

SCHEDULE "J"

Nico East Property Claim List
Permit / ID	NTS Sheet	Township	Range / Block	Column / Lot	Area (Ha)	Expiry Date	Holder (percent)
2086445	32E01	MAIZERETS	2	19	42,55	May 25, 2009	DIAGNOS INC 100%
2086446	32E01	MAIZERETS	2	20	42,56	May 25, 2009	DIAGNOS INC 100%
2086447	32E01	MAIZERETS	2	21	42,56	May 25, 2009	DIAGNOS INC 100%
2086448	32E01	MAIZERETS	2	22	42,56	May 25, 2009	DIAGNOS INC 100%
2086449	32E01	MAIZERETS	2	23	42,56	May 25, 2009	DIAGNOS INC 100%
2086462	32E01	MAIZERETS	3	19	42,67	May 25, 2009	DIAGNOS INC 100%
2086463	32E01	MAIZERETS	3	20	42,56	May 25, 2009	DIAGNOS INC 100%
2086464	32E01	MAIZERETS	3	21	42,61	May 25, 2009	DIAGNOS INC 100%
2086465	32E01	MAIZERETS	3	22	42,65	May 25, 2009	DIAGNOS INC 100%
2086466	32E01	MAIZERETS	3	23	42,57	May 25, 2009	DIAGNOS INC 100%
2086467	32E01	MAIZERETS	3	24	42,61	May 25, 2009	DIAGNOS INC 100%
2086468	32E01	MAIZERETS	3	25	42,60	May 25, 2009	DIAGNOS INC 100%
2086469	32E01	MAIZERETS	3	26	42,61	May 25, 2009	DIAGNOS INC 100%
2086470	32E01	MAIZERETS	3	27	42,59	May 25, 2009	DIAGNOS INC 100%
2086471	32E01	MAIZERETS	3	28	42,59	May 25, 2009	DIAGNOS INC 100%
2086472	32E01	MAIZERETS	3	29	42,59	May 25, 2009	DIAGNOS INC 100%
2086473	32E01	MAIZERETS	3	30	42,58	May 25, 2009	DIAGNOS INC 100%

Nico West Property Claim List
Permit / ID	NTS Sheet	Township	Range / Block	Column / Lot	Area (Ha)	Expiry Date	Holder (percent)
2086442	32E01	MAIZERETS	2	1	31,92	May 25, 2009	DIAGNOS INC 100%
2086443	32E01	MAIZERETS	2	2	42,51	May 25, 2009	DIAGNOS INC 100%
2086444	32E01	MAIZERETS	2	3	42,52	May 25, 2009	DIAGNOS INC 100%
2086450	32E01	DALET	2	58	42,59	May 25, 2009	DIAGNOS INC 100%
2086451	32E01	DALET	2	59	42,59	May 25, 2009	DIAGNOS INC 100%
2086452	32E01	DALET	2	60	42,61	May 25, 2009	DIAGNOS INC 100%
2086453	32E01	DALET	2	61	42,63	May 25, 2009	DIAGNOS INC 100%
2086454	32E01	DALET	2	62	32,12	May 25, 2009	DIAGNOS INC 100%
2086455	32E01	MAIZERETS	3	1	31,91	May 25, 2009	DIAGNOS INC 100%
2086456	32E01	MAIZERETS	3	2	42,66	May 25, 2009	DIAGNOS INC 100%
2086457	32E01	MAIZERETS	3	3	42,66	May 25, 2009	DIAGNOS INC 100%
2086458	32E01	MAIZERETS	3	4	42,66	May 25, 2009	DIAGNOS INC 100%
2086459	32E01	MAIZERETS	3	5	42,66	May 25, 2009	DIAGNOS INC 100%
2086460	32E01	MAIZERETS	3	6	42,65	May 25, 2009	DIAGNOS INC 100%
2086461	32E01	MAIZERETS	3	7	42,65	May 25, 2009	DIAGNOS INC 100%
2086474	32E01	DALET	3	57	43,21	May 25, 2009	DIAGNOS INC 100%
2086475	32E01	DALET	3	58	43,29	May 25, 2009	DIAGNOS INC 100%
2086476	32E01	DALET	3	59	43,36	May 25, 2009	DIAGNOS INC 100%
2086477	32E01	DALET	3	60	43,43	May 25, 2009	DIAGNOS INC 100%
2086478	32E01	DALET	3	61	43,49	May 25, 2009	DIAGNOS INC 100%
2086479	32E01	DALET	3	62	33,02	May 25, 2009	DIAGNOS INC 100%
2086480	32E01	MAIZERETS	4	1	31,80	May 25, 2009	DIAGNOS INC 100%
2086481	32E01	MAIZERETS	4	2	42,45	May 25, 2009	DIAGNOS INC 100%
2086482	32E01	MAIZERETS	4	3	42,39	May 25, 2009	DIAGNOS INC 100%
2086483	32E01	MAIZERETS	4	4	42,40	May 25, 2009	DIAGNOS INC 100%
2086484	32E01	MAIZERETS	4	5	42,40	May 25, 2009	DIAGNOS INC 100%
2086485	32E01	MAIZERETS	4	6	42,35	May 25, 2009	DIAGNOS INC 100%
2086486	32E01	MAIZERETS	4	7	42,43	May 25, 2009	DIAGNOS INC 100%
2086487	32E01	MAIZERETS	4	8	42,42	May 25, 2009	DIAGNOS INC 100%
2086488	32E01	MAIZERETS	4	9	42,43	May 25, 2009	DIAGNOS INC 100%
2086489	32E01	MAIZERETS	4	10	42,44	May 25, 2009	DIAGNOS INC 100%
2086490	32E01	MAIZERETS	4	11	42,44	May 25, 2009	DIAGNOS INC 100%
2086491	32E01	MAIZERETS	4	12	42,37	May 25, 2009	DIAGNOS INC 100%
2086492	32E01	DALET	4	62	30,77	May 25, 2009	DIAGNOS INC 100%

SCHEDULE "K"

December 11, 2008

VIA EMAIL

DeVisser Gray, Chartered Accountants                                                                                                Sam S. Mah, Inc., Chartered Accountant
Suite 401 - 905 West Pender Street                                                                                                           #1850 - 1066 West Hastings Street
Vancouver, BC  V6C 1L6                                                                                                                            Vancouver, BC  V6E 3X2

Dear Sirs or Mesdames:

Re:	Grand Peak Capital Corp. (the "Company") - Notice of Change of Auditor

Upon mutual agreement, Sam S. Mah, Inc. Chartered Accountant (the "Former Auditors") has confirmed its decision to resign as auditors of the Company effective November 1, 2008.

The board of directors of the Company has appointed DeVisser Gray, Chartered Accountants (the "Successor Auditors") as the auditors of the Company effective November 1, 2008.

In accordance with National Instrument 51-102 – "Continuous Disclosure Obligations", the Company requests both the Former Auditors and the Successor Auditors to review the attached notice of change of auditor and prepare a letter, addressed to the applicable regulator or applicable securities regulatory authorities stating, for each statement in the attached notice of change of auditor, whether the auditor:

(1)	agrees,

(2)	disagrees, and the reasons why, or

(3)	has no basis to agree or disagree.

The Company further requests in accordance with NI 51-102 that the Former Auditors and the Successor Auditors deliver a copy of the aforementioned letters, respectively, to the Company within twenty days after the date of resignation of the Former Auditors.

Yours truly,

/s/ Navchand Jagpal
Navchand Jagpal
President

NOTICE OF CHANGE OF AUDITOR

Grand Peak Capital Corp. (the "Company") hereby gives notice pursuant to section 4.11 of National Instrument 51-102 – "Continuous Disclosure Obligations" ("NI 51-102") of the change of its auditor from Sam S. Mah, Inc., Chartered Accountant (the "Former Auditors") to DeVisser Gray, Chartered Accountants (the "Successor Auditors"). In accordance with NI 51-102, the Company hereby states that:

1.	upon mutual agreement, the Former Auditors resigned as the Company's auditors effective November 1, 2008;

2.	the resignation of the Former Auditors and the appointment of the Successor Auditors has been considered and approved by the Company's audit committee and board of directors;

3.
there were no reservations contained in the Former Auditors' report on any of the Company's financial statements for the period commencing at the beginning of the Company's two most recently completed financial years and ending on the date of resignation of the Former Auditors; and

4.
there have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recently completed financial years of the Company and with respect to any subsequent period to date.

Dated at Vancouver, British Columbia this 11th day of December, 2008.

/s/ Navchand Jagpal
Navchand Jagpal
President

DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 – 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (6040 687-5447
Fax: (604) 687-6737

December 11, 2008

BC Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC  V7Y 1L2

- and -

Alberta Securities Commission
4th Floor, 300 5th Avenue, SW
Calgary, Alberta T2P 3C4

- and -

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

Re:           Grand Peak Capital Corp. (the "Company")

Please be advised that, in connection with National Instrument 51-102, we hereby notify you that we have read the Company's Notice of Change of Auditor dated December 11, 2008 (the "Notice") and, based on our knowledge at this time, are in agreement with the statements contained in the Notice.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next annual general meeting at which action is to be taken concerning the appointment of auditors.

Yours truly,

/s/ De Visser Gray LLP

Chartered Accountants
Vancouver, BC

SAM S. MAH INC. Chartered Accountant #1850 – 1066 West Hastings Street, Vancouver, B.C. V6E 3X2	Tel: (604) 682-8858 Fax: (604) 688-8479 E-mail: sam_mah@telus.net

December 11, 2008

Alberta Securities Commission
4th Floor, 300 5th Avenue, SW
Calgary, Alberta T2P 3C4

BC Securities Commission
900 - 701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC  V7Y 1L2

Manitoba Securities Commission
500 – 400 St. Mary Avenue
Winnipeg MB
R3C 4K5

Dear Sirs:

Re:           Grand Peak Capital Corp. (the "Company")
National Instrument 51-102-Continuous Disclosure Obligations
Notice of Change of Auditor (the "Notice")

I have reviewed the Notice of Change of Auditor of the Company dated December 11, 2008 (the "Notice") and wish to advise the above-captioned securities commissions that I have read the aforementioned Notice and, based on my knowledge at the time of receipt of the Notice, that I agree with each of the statements contained therein that pertains to my resignation to be effective as of November 1, 2008.

Yours truly,

/s/ Sam S. Mah, C.A.

Sam S. Mah, C.A.